File No. 82-4985

Financial Statement Report

Report based on Article 24, Paragraph 1 of the Securities and Exchange Law

47th Fiscal Year from April 1, 2006 to March 31, 2007

UNICHARM CORPORATION

File No. 82-4985

47th Fiscal Year from April 1, 2006 to March 31, 2007

Financial Statement Report

1. This is a hard-copy report that reproduces the financial report based on Article 24-1 of the Securities and Exchange Law, submitted via Electronic Disclosure for Investor's Network (EDINET) complying with Article 27-30-2 of the said law.
2. This report does not include the accompanying document to the financial statement report submitted through the above method, but the Reports of Independent Auditors have been added at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

47th Fiscal Year: Financial Statement Report

[FRONT PAGE]

[Document Submitted]	Financial Statement Report
[Legal Basis]	Article 24, Paragraph 1 of the Securities and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	June 27, 2007
[Fiscal Year]	47th Fiscal Year (April 1, 2006 through March 31, 2007)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime-ken (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

(1) Consolidated Business Indicators, etc.

Period	43rd Fiscal Year	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year	47th Fiscal Year
Closing Date	March 2003	March 2004	March 2005	March 2006	March 2007
Net Sales (Millions of Yen)	223,168	240,109	246,050	270,380	301,880
Ordinary Income (Millions of Yen)	25,895	31,120	27,978	28,781	30,071
Net Income (Millions of Yen)	12,879	16,239	16,381	15,287	15,058
Shareholders' Equity (Millions of Yen)	113,136	123,708	137,696	151,182	177,049
Total Assets (Millions of Yen)	187,987	209,002	215,365	250,355	268,763
Shareholders' Equity per Share (Yen)	1,674.47	1,858.63	2,069.30	2,309.59	2,501.60
Net Income per Share (Yen)	185.29	240.26	244.25	229.34	232.31
Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	242.69	229.00	232.17
Equity Ratio (%)	60.2	59.2	63.9	60.4	60.0
Return on equity (%)	11.6	13.7	12.5	10.6	9.6
Price earnings ratio (times)	25.1	20.7	19.7	25.2	32.1
Cash Flows from Operating Activities (Millions of Yen)	27,185	36,915	20,607	36,888	28,357
Cash Flows from Investing Activities (Millions of Yen)	(26,410)	(25,836)	(8,437)	(20,251)	(20,328)
Cash Flows from Financing Activities (Millions of Yen)	(9,805)	(7,933)	(207)	(6,217)	(10,795)
Balance of Cash and Cash Equivalents as of the End of Period (Millions of Yen)	41,568	44,434	56,359	67,649	65,449
Number of Employees [and Average Number of Temporary Employees]	4,753 [1,382]	5,057 [1,706]	5,234 [2,003]	6,030 [2,187]	6,265 [2,415]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th fiscal year (ended March 2007), the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Figures for the 43rd fiscal year (ended March 2003) are not recorded because the Company did not issue bonds with subscription warrants and convertible bonds in the former period, and there were no residual shares in the latter periods. In addition, figures for diluted net income per share are not recorded for the 44th fiscal year (ended March 2004) because there were no residual shares with a dilutive effect.
4. Numbers include only the employees in active service at the time.

(2) Non-Consolidated Business Indicators, etc.

Period	43rd Fiscal Year	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year	47th Fiscal Year
Closing date	March 2003	March 2004	March 2005	March 2006	March 2007
Net Sales (Millions of Yen)	155,829	165,508	165,132	165,125	171,663
Ordinary Income (Millions of Yen)	14,995	18,645	14,775	16,420	20,232
Net Income (Millions of Yen)	9,130	11,658	9,434	10,920	15,037
Capital (Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding (Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity (Millions of Yen)	94,525	101,617	108,805	114,975	122,091
Total Assets (Millions of Yen)	123,112	141,135	139,884	150,349	157,286
Shareholders' Equity per Share (Yen)	1,399.21	1,526.95	1,635.50	1,756.87	1,895.08
Dividend per share (Yen) [the interim dividend is shown in parentheses] (Yen)	24 (12)	28 (14)	30 (15)	32 (16)	44 (22)
Net Income per Share (Yen)	131.28	172.46	140.57	164.08	231.98
Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Equity Ratio (%)	76.8	72.0	77.8	76.5	77.6
Return on equity (%)	9.7	11.9	9.0	9.8	12.7
Price earnings ratio (times)	35.5	28.9	34.2	35.2	32.2
Dividend payout ratio (%)	18.3	16.2	21.3	19.5	19.0
Number of Employees [and Average Number of Temporary Employees]	952 [222]	987 [237]	1,007 [251]	1,004 [316]	1,007 [286]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th fiscal year (ended March 2007), the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Figures for the 43rd fiscal year (ended March 2003) are not recorded because the Company did not issue bonds with subscription warrants and convertible bonds in the former period, and there were no residual shares in the latter periods. In addition, figures for diluted net income per share are not recorded for the 44th fiscal year (ended March 2004) because there were no residual shares with a dilutive effect.
4. Numbers include only the employees in active service at the time.

2. [Corporate history]

February 1961	Keiichiro Takahara, the incumbent Chairman and CEO of the Company, founded Taisei Chemicals Co. and started manufacturing and sales of building materials.
August 1963	Started manufacturing and sale of feminine napkins.
March 1974	Transferred the manufacturing operation of feminine napkins to the consolidated subsidiary Charm Corp. (former corporate name: Charm Kinsei Corporation).
September 1974	In order to change the par value of shares, merged the companies with Unicharm Corporation (former corporate name: Okada Sangyo Co., Ltd.; established in April 1941) as the surviving company.
August 1976	Listed on the second section of the Tokyo Stock Exchange
August 1981	Started sale of paper diapers for babies.
September 1983	Transferred the business of manufacturing and sale of building materials to the consolidated subsidiary Uni Heartous Corporation (former corporate name: Uni Taisei Co., Ltd.)
October 1984	Established a consolidated subsidiary United Charm Co., Ltd. in Taiwan.
December 1984	Introduced an interim dividend system.
March 1985	Designatedted on the first section of the Tokyo Stock Exchange.
July 1987	Established a consolidated subsidiary Uni-Charm (Thailand) Co., Ltd.
June 1993	Established a consolidated subsidiary Unicharm East Japan Co.
November 1993	Established a consolidated subsidiary Uni.Charm Molnlycke B.V.
October 1994	Established a consolidated subsidiary Uni-Charm Co., Ltd. (former corporate name: SsangYong Uni-Charm Co., Ltd.).
December 1995	Established a consolidated subsidiary Shanghai Uni-Charm Co., Ltd.
April 1996	Merged with Unitec Corp.
June 1997	Established a consolidated subsidiary PT Uni-Charm Indonesia.
October 1998	Transferred the pet business to the consolidated subsidiary Unicharm PetCare Corporation (former corporate name: Uni Heartous Corporation).
May 1999	Established a consolidated subsidiary Unicharm Central Japan Co. Established a consolidated subsidiary Unicharm Material Co., Ltd. Established a consolidated subsidiary UBS Corporation.
October 1999	Transferred the operations of the central Japan production division to the consolidated subsidiary Unicharm Central Japan Co. Transferred the operations of the material production division to the consolidated subsidiary Unicharm Material Co., Ltd.
November 2001	Established the consolidated subsidiary Uni-Charm Consumer Products (China) Co., Ltd.
January 2002	Merged Unicharm Central Japan Co. and Unicharm East Japan Co. with the consolidated subsidiary Unicharm Products Co., Ltd. (former corporate name: Charm Corp.)
February 2002	Established a consolidated subsidiary Uni-Charm Consumer Products (Shanghai) Co., Ltd.
July 2003	Established the consolidated subsidiary Unicharm-Eduo Co., Ltd.
October 2004	Unicharm PetCare Corporation listed on the second section of the Tokyo Stock Exchange.
August 2005	Acquired additional shares of the affiliate Unicharm Mölnlycke Co., Ltd. and made it a wholly-owned subsidiary.
September 2005	Listed the consolidated subsidiary Unicharm PetCare Corporation on the first section of Tokyo Stock Exchange.
December 2005	Acquired Unicharm Gulf Hygienic Industries Ltd. and made it a consolidated subsidiary.
February 2006	Started a joint venture in South Korea with LG Household & Health Care Ltd., as the consolidated subsidiary LG UniCharm Co., Ltd. (former corporate name: Uni-Charm Co., Ltd.)
May 2006	Consolidated subsidiary Unicharm Products Co., Ltd. acquired the shares of Mieux Products Co., Ltd. and made it into a consolidated subsidiary.

3. [Business Contents]

The Company's corporate group consists of Unicharm Corporation (the Company), 26 consolidated subsidiaries and one affiliate, and mainly manufactures and sells baby and child care products, feminine care products and pet care products.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Domestic Business

Personal Care Business

Baby and child care products:

The Company sells paper diapers for babies that are manufactured by the consolidated subsidiary Unicharm Products Co., Ltd., in its distribution agencies across the country. The Company purchases some of the raw materials from its consolidated subsidiaries Kokko Paper Manufacturing Co., Ltd. and Unicharm Material Co., Ltd.

Feminine care products:

The Company sells sanitary products that are manufactured by the consolidated subsidiary Unicharm Products Co., Ltd., in its distribution agencies across the country. The Company purchases some of the raw materials from its consolidated subsidiaries Kokko Paper Manufacturing Co., Ltd. and Unicharm Material Co., Ltd., and purchases some of the products from its consolidated subsidiary Mieux Products Co., Ltd.

Other products:

The Company sells incontinence products for adults and cosmetic powder-puffs, manufactured by its consolidated subsidiary Unicharm Products Co., Ltd., in its distribution agencies across the country. The consolidated subsidiary Uni Care Corporation is mainly engaged in processing the Company's products and selling its goods. The consolidated subsidiary Cosmotec Corporation primarily prints, processes and sells photogravures. The consolidated subsidiary UBS Corporation is engaged in entrusting office work on behalf of group companies. The consolidated subsidiary Uni.Charm Mölnlycke K.K. is primarily engaged in selling incontinence products for adults.

Pet Care Business

The consolidated subsidiary Unicharm PetCare Corporation produces and sells pet food and pet toiletries.

Other Businesses

The Company sells food-wrapping materials and medical and sanitary products.

The consolidated subsidiary Uni Finance Corporation is engaged in the finance business.

The consolidated subsidiary Unicharm-Eduo Co., Ltd. operates a child education business.

Overseas businesses

Personal Care Business

The consolidated subsidiary LG UniCharm Co., Ltd. manufactures and sells baby and child care products and feminine care products.

The consolidated subsidiary United Charm Co., Ltd. manufactures and sells baby and child care products and feminine care products.

The consolidated subsidiary Shanghai Uni-Charm Co., Ltd. produces and sells feminine care products.

The consolidated subsidiary Uni-Charm Consumer Products (China) Co., Ltd. manufactures and sells baby and child care products.

The consolidated subsidiary Uni-Charm (Thailand) Co., Ltd. manufactures and sells baby and child care products and feminine care products.

The consolidated subsidiary Uni-Charm Corporation Sdn. Bhd. sells baby and child care products and feminine care products.

The consolidated subsidiary PT Uni-Charm Indonesia sells baby and child care products and produces and sells feminine care products.

The consolidated subsidiary Uni-Charm (Singapore) Pte Ltd. sells baby and child care products and feminine care products.

The consolidated subsidiary Uni.Charm Mölnlycke B.V. is a holding company.

The consolidated subsidiary Uni.Charm Mölnlycke Baby B.V. manufactures baby and child care products.

The consolidated subsidiary Uni.Charm Mölnlycke Incontinence B.V. manufactures incontinence products for adults.

The consolidated subsidiary Unicharm Gulf Hygienic Industries Ltd. manufactures and sells baby and child care products and feminine care products, etc.

Other Businesses

The consolidated subsidiary Uni-Charm (Singapore) Pte Ltd. operates a finance business.

The following is a diagram of the main businesses:


Other Business
Personal Care Business
Pet Care Business
Products
Service
Uni-Charm Material Co., Ltd.
Kokko Paper Mfg. Co., Ltd./ Cosmotec Corporation
Raw materials
Uni-Charm Products Co., Ltd.
Uni-Charm Corporation
Uni. Charm Mölnlycke B.V.etc.
Uni-Charm Mölnlycke K.K.
Mieux Products Co., Ltd
United Charm Co., Ltd.
Uni-Charm (Thailand) Co.,Ltd.
LG Uni Charm Co., Ltd.
PT Uni-Charm Indonesia
Intraregional Trading
Uni-Charm (Singapore) Pte Ltd.
Uni-Charm Corporation Sdn. Bhd.
Shanghai Uni-Charm Co., Ltd./ Uni-Charm Consumer Products (China) Co., Ltd.
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd.
Unicharm Gulf Hygienic Industries Ltd.
Uni-Charm PetCare Corporation
Domestic and Oversea client

4. [Affiliates]

Company name	Address	Capitalization or contribution to capital (millions of yen)	Description of principal business (Note 1)	Voting rights or ownership (%)	Details of affiliation
(Consolidated subsidiaries)					
Unicharm Products Co., Ltd. (Note 2)	Shikoku Chuo-city, Ehime	2,605	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 6 Leasing of facilities: yes
Unicharm Material Co., Ltd.	Shikoku Chuo-city, Ehime	10	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Leasing of facilities: yes
Kokko Paper Mfg. Co., Ltd.	Shikoku Chuo-city, Ehime	30	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Financial assistance: yes Leasing of facilities: yes
Cosmotec Corporation	Zentsuji-city, Kagawa	30	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Financial assistance: yes Leasing of facilities: yes
Unicharm PetCare Corporation (Note 2, 3, 4, 5)	Minato-ku, Tokyo	2,371	Pet Care Business	38.8	Number of concurrent director: None Leasing of facilities: yes
LG UniCharm Co., Ltd. (Note 2)	Gumi, Korea	(millions of Korean Won) 30,000	Personal Care Business	51.0	Sells products to group companies Number of concurrent directors: None
United Charm Co., Ltd. (Note 2)	Taipei, Taiwan	(thousands of Taiwan Dollars) 588,800	Personal Care Business	52.6	Sells products to group companies Number of concurrent director: 1
Shanghai Uni-Charm Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 18,964	Personal Care Business	75.0	Sells products to group companies Number of concurrent directors: 3 Financial assistance: yes
Uni-Charm Consumer Products (China) Co., Ltd.	Shanghai, China	(thousands of U.S. Dollars) 43,200	Personal Care Business	97.1	Sells products to group companies Number of concurrent directors: 1
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 7,643	Personal Care Business	100.0	Sells products to group companies Number of concurrent director: 1
Uni-Charm (Thailand) Co., Ltd. (Note 2)	Bangpakong, Thailand	(thousands of Thai Baht) 718,843	Personal Care Business	94.2	Sells products to group companies Number of concurrent directors: None Leasing of facilities: yes
PT Uni-Charm Indonesia	Jakarta, Indonesia	(millions of Indonesian Rupiah) 27,466	Personal Care Business	74.0	Sells products to group companies Number of concurrent directors: None Financial assistance: yes
Uni.Charm Mölnlycke B.V.	Hoogezand, Groningen, Nederland	(thousands of Euro) 8,168	Personal Care Business	60.0	Number of concurrent directors: 3
Unicharm Mölnlycke K.K.	Minato-ku, Tokyo	150	Personal Care Business	51.0	Number of concurrent directors: None
Unicharm Gulf Hygienic Industries Ltd. (Note 2)	Riyadh, the Kingdom of Saudi Arabia	(thousands of SAR) 94,000	Personal Care Business	51.0	Number of concurrent director: 1
Other 11 companies	-	-	-	-	-
(equity method companies)					
The Fun Co., Ltd.	Sakai-city, Osaka	200	Storage and processing treatment of data	25.0	

(Notes)
1. The name of the business segment is provided in the column of Description of Principal Business.
2. The company is a specified subsidiary (*tokutei kogaisha*).
3. The company submits financial statement reports.

4. Although sales (excluding those among consolidated companies) of the Company represent more than 10% of total consolidated sales, there is no entry containing the main information about the sales, such as profit and loss information, because the Company submits financial reports.
5. Although the ownership ratio of the Company is less than 50 percent, this company is listed as a subsidiary because it is effectively controlled by the Company.

5. [Personnel]

(1) Number of Employees (Consolidated)

As of March 31, 2007

Name of Business Segment	Number of Employees
Personal Care	5,761 (2,025)
Pet Care	219 (208)
Others	192 (174)
Company-wide	93 (8)
Total	6,265 (2,415)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the fiscal year under review.
3. Figures in brackets include contract and part-time employees.

(2) Number of Employees (non-consolidated)

As of March 31, 2007

Number of employees	Average age	Average length of service (years)	Average annual salary (thousands of yen)
1,007 (286)	39.2	14.3	7,750

(Notes)

1. Numbers include only the employees in active service at the time.
2. The figure for average annual salary includes bonuses and extra remunerations.
3. Figures in brackets in the column of number of employees are the average number of temporary employees during the fiscal year under review.

(3) Labor Union

The Company's Labor Union, which adopts a union shop system, is a member of the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Union.

The Labor Union of the consolidated subsidiary Unicharm Products Co., Ltd. belongs to the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Products Labor Union, and adopts a union shop system.

The Labor Union of the consolidated subsidiary Unicharm Material Co., Ltd. is a member of the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Products Labor Union Shikoku Branch and adopts a union shop system.

The Labor Union of the consolidated subsidiary Kokko Paper Manufacturing Co., Ltd. belongs to the National Federation of Pulp and Paper Workers' Unions as National Federation of Pulp and Paper Workers' Unions Ehime Region Labor Union Kokko Branch and adopts a

union shop system.

The Labor Union of Unicharm PetCare Corporation belongs to Unicharm Union as Unicharm PetCare Union and adopts a union shop system.

Management-labor relations during the fiscal year remained positive for all the above companies, and there are no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results (consolidated)

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	270,380	301,880	31,499	11.7
Operating Income	28,531	29,929	1,398	4.9
Ordinary Income	28,781	30,071	1,289	4.5
Net Income	15,287	15,058	(228)	(1.5)
Net Income per Share	229.34	232.31	2.97	1.3

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Consolidated Fiscal Year	Consolidated Fiscal Year under Review	Amount of Increase/ Decrease	Previous Consolidated Fiscal Year	Consolidated Fiscal Year under Review	Amount of Increase/ Decrease
Japan	201,651	206,891	5,240	24,692	23,801	(890)
Asia	43,201	56,644	13,442	3,128	5,060	1,931
Other	25,527	38,343	12,816	657	965	307

(Note) Net Sales represent those to external customers.

Consolidated net sales for the fiscal year under review increased, reaching a record high of ¥301,880 million, up 11.7% YOY. Operating income amounted to ¥29,929 million (up 4.9% YOY) and ordinary income reached ¥30,071 million (up 4.5% YOY), while net income decreased to ¥15,058 million (down 1.5% YOY). Consequently, net income per share increased by ¥2.97 from the previous year to ¥232.31.

Summary of Business Results by Category

1) Personal Care Business

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	228,884	256,872	27,987	12.2
Operating Income	23,887	24,694	806	3.4

(Note) Net Sales represent those to external customers.

Consolidated net sales from our personal care business for the fiscal year under review amounted to ¥256,872 million, up 12.2% from the previous corresponding period. Operating income increased to ¥24,694 million, up 3.4% or ¥806 million from the previous corresponding period.

- Baby and Child Care Business

In the domestic market, the business environment remains severe due to the influence of rising material costs amid a continuous decline in market demand because of the falling birth rate. Despite this adverse environment, as a leading enterprise the Company is endeavoring to revitalize its market and recover its earnings with a focus on pants-type paper diapers by releasing new products and improving existing products while promoting aggressive market campaigns including advertising in order to provide high value-added products for consumers.

The Company proved there was a relationship between heat rash and bacteria in the summer through joint research conducted with the University of Tokushima. Utilizing the results of such study, Unicharm released ***Moony Man Ase Sukkiri*** for the summer season only. The Company aimed to improve profitability by launching premium products that target the intensified need for skincare among consumers in summer. From the premium line paper baby diaper brands of ***Moony*** and ***Moony Man***, in October Unicharm released new products ***Moony Sarara Magic*** and ***Moony Man Sarara Magic***, respectively, with enhanced absorbency and achieved a boost in unit sale price by improving product functions. Concerning the reasonably priced pants-type diapers ***Mammy Poko Pants***, the Company has expanded sales and earnings by revising the quantity and price per package and releasing products with improved design function at the same time, successfully raising the unit sale price.

In the overseas markets, Unicharm implemented proactive sales and marketing activities to drive market penetration of tape-type paper baby diaper ***Mamy Poko*** and pants-type paper baby diaper ***Mamy Poko Pants*** brands in major East Asian countries where the Company is developing business and successfully expanded sales and profit while expanding markets. Especially in China, the Company released high premium-type product ***Mamy Poko Gold***, in addition to premium-type ***Mamy Poko*** products, and focused its efforts on expanding premium paper baby diapers market in China.

In ASEAN countries, Unicharm steadily increased sales in Thailand and Indonesia where it has top market share, and the Company won the top market share in Singapore at the end of last year. In addition, the Company steadily increased the market share in Malaysia.

Unicharm introduced ***Mamy Poko Pants*** in South Korea in May, making great inroads into the South Korean paper baby diaper market. In the Middle East and North Africa, Unicharm reinforced its efforts for business development through Unicharm Gulf Hygienic Industries Ltd., its subsidiary in Saudi Arabia, boosting sales of paper baby diapers.

Consequently, consolidated net sales in the baby and child care business for the fiscal year under review increased to ¥123,344 million, up ¥14,095 million from the previous year.

- Feminine Care Business

As the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company endeavored to foster the high value-added growth segment and expand its market share by launching ***Sofy Body Fit Fuwa Pita Slim Night-time use for Extremely Heavy Flow*** as well as ***Super-Sound Sleep 400*** and ***Super-Sound Sleep 360*** from the ***Sofy*** series. To accelerate the growth and enhance the profitability of the feminine care business in the domestic market as a top manufacturer, Unicharm obtained the ***Center-In*** brand sanitary products business from the Shiseido group and Marusan Industry Co., Ltd. and started manufacturing and marketing the ***Center-In*** brand in June 2006. Unicharm renovated ***Center-In*** brand entirely in March and introduced the concept of "for use on outings" to strengthen competitiveness and increase earning capacity in the domestic market.

In addition to making further innovations in all types of sanitary tampons, Unicharm radically reformed the sanitary tampons information on its Web site in preparation for the high-demand summer season, including the opening of a revamped ***Charm*** Web site. The Company also launched a new television commercial for the first time in ten years to popularize sanitary tampons, by choosing Masami Tanaka, a former swimmer and an Olympic bronze medal winner, to be the commercial face of ***Charm*** sanitary tampons. In September, Unicharm established one of the most sophisticated tampon manufacturing facilities in the world that meets cleanliness requirements appropriate for manufacturing sanitary tampons, which are categorized as a medical item, as well as measuring up to higher sanitary and quality criteria.

Turning to the overseas markets, in a bid to speed up its operations further in East Asia and ASEAN countries, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives mainly targeting high value-added night-use napkins. Especially in South Korea, Unicharm

expanded the market share rapidly by introducing new high value-added night-use products and correspondingly airing TV commercials proactively, with the help of strong marketing capability of LG Household & Health Care Ltd., its business partner in Korea.

Consequently, consolidated net sales in the feminine care business for the fiscal year under review increased by ¥5,923 million to ¥65,422 million compared with the previous year.

- Health Care Business

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did. Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

The light incontinence care product market in Japan is growing 20% annually because of a rapidly aging population. The market is projected to grow further owing to the aging baby boomer generation in Japan, or the so-called Year 2007 Problem. Against this backdrop, Unicharm, as a top manufacturer of light incontinence care products, released ***Lifree Sono Shunkan Mo Anshin***, which is suitable for symptoms peculiar to impending incontinence. In September, Unicharm launched ***Charm Nap Kyusui Sara Fit Deodorant Type***, a product with a deodorant function, to enhance the lineup of panty liners that provide light incontinence care for users.

In the severe incontinence care products market, the Company released jumbo-pack products with larger quantity per package from ***Lifree – All Night Relief Pads*** and ***Lifree - All Night Super Relief Pads***. Along with the introduction of these products, the Company carried out various educational activities such as giving out free samples, airing TV commercials and providing information through distribution of email newsletters. Through the above efforts, Unicharm strived to achieve incontinence care that allows all users and their care-givers to sleep throughout the night without the need to worry about leakage.

From the ***Unicharm Cho-Rittai Mask*** series, a three-dimensional mask made of nonwoven fabric that is popular among customers, the Company launched ***Unicharm Cho-Rittai Mask Virus Guard***. For this product, Unicharm successfully added a feature that firmly prevents viruses from entering by improving the fit around the nose and containing silver ions, which have antibacterial and deodorizing effects, within the fabric. In addition, the Company released ***Unicharm Cho-Rittai Mask Super for Hay Fever***, a product that powerfully blocks pollen by eliminating the gap around the nose. Unicharm strived to increase earnings while expanding the mask market by launching highly functional products amid increasing concerns about influenza and SARS (severe acute respiratory syndrome) and the corresponding needs for preventive measures.

In the category of business-use products, Unicharm focused on acquiring new customers by

proposing original incontinence care models. In August, the Company released ***Lifree Sawayaka Cotton Pants*** and ***Lifree Sawayaka Liner*** for elderly people in nursing care facilities and hospitals who need light incontinence care. In the ***"Iki-Iki Life"*** direct-sales business, the Company strived to obtain new customers and boost sales by using the Internet to increase the number of points of contact with customers.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- Clean & Fresh Business

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the three brands of ***Wave***, ***Silcot Wet Tissues*** and ***Silcot***.

For the ***Wave*** sheet cleaner, a product aimed at introducing new cleaning practices, the Company rolled out campaigns targeting consumers such as a project for marketing ***Wave Handy Wiper Replaceable Sheet in Two Packs*** with an original case and "Present from ***Wave*** – Vacation in Hawaii", in an effort to boost sales. In September, the Company renewed ***Wave Handy Wipe*** by enhancing the function of wiping away house dust in tight spaces and further improved customer satisfaction with the product.

Unicharm released ***Silcot Wet Tissues Handy Wet Antibacterial*** from the ***Silcot Wet Tissues*** brand, which can be used even by children to eliminate bacteria in a safe yet gentle manner.

In the overseas market, the Company has licensed to Procter and Gamble Co. the sheet technology of the ***Wave*** sheet cleaner. Swiffer Dusters, a product produced using this technology, has been sold in North America and Europe, which significantly contributed to the royalty revenues of the Company.

2) Pet Care Business

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	30,361	34,105	3,744	12.3
Operating Income	3,409	3,975	566	16.6

(Note) Net Sales represent those to external customers.

Consolidated net sales in the pet care segment during the fiscal year under review increased 12.3% YOY to ¥34,105 million and operating income amounted to ¥3,975 million (up 16.6% YOY).

In the pet food category, the Company made a full-scale entry virtually for the first time into the markets for wet cat food and side dishes for dogs, which account for about 40% of the entire

pet food market, by releasing products such as "***Gin no Spoon Can***", "***Aiken Genki Tasty Snack (Oishii Oyatsu)***" and "***Gin no Sara Today's Treat (Kyo no Gohobi)***".

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to the ever increasing needs of indoor pet-keeping. For instance, the Company released ***Deo Sheet Semi Wide*** from the ***Deo Sheet*** series, a product for disposing of dog excrement. In addition, Unicharm launched ***Odorless Cat Litter*** and ***Deo Sand Deodorant,*** products exclusively for deodorizing cat waste, as well as ***One-Week Deodorant and Disinfectant Deo Toilet with Scatterless Green Tea Ingredient and Odorless Sand***, a burnable type replaceable product for system toilet for cat ***One-Week Deodorant and Disinfectant Toilet.***

3) Other Businesses

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	11,134	10,902	(232)	(2.1)
Operating Income	1,148	1,152	4	0.4

(Note) Net Sales represent those to external customers.

Consolidated net sales in other business segments for the fiscal year under review amounted to ¥10,902 million, down 2.1% YOY, and operating income amounted to ¥1,152 million.

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, sales expanded favorably for ***Fresh Master*** tray mats and ***Wave*** professional-quality sheet, both developed by utilizing the Company's technologies in nonwoven fabric and absorbent materials.

(2) State of Cash Flows

(Millions of Yen)

	Previous Consolidated Fiscal Year	Consolidated Fiscal Year under Review	Amount of Increase/Decrease
Cash Flows from Operating Activities	36,888	28,357	(8,531)
Cash Flows from Investing Activities	(20,251)	(20,328)	(76)
Cash Flows from Financing Activities	(6,217)	(10,795)	(4,577)
Cash and Cash Equivalents at the end of the Fiscal Year	67,649	65,449	(2,199)

Cash flows from operating activities amounted to ¥28,357 million, mainly as a result of ¥29,078 million in net income before income taxes and other adjustments, ¥13,184 million in depreciation expenses and ¥13,708 million used to pay corporate income tax and other charges.

Cash flows from investing activities decreased ¥20,328 million. This was primarily due to expenditures of ¥20,760 million in acquisition of tangible fixed assets.

Cash flows from financing activities decreased ¥10,795 million, primarily because of a decrease in short-term bank loans by ¥2,499 million, expenditure on acquisition of treasury stocks

of ¥6,014 million and dividends paid of ¥2,461 million.

As a result, the outstanding balance of cash and cash equivalents at the end of the fiscal year under review amounted to ¥65,449 million, down ¥2,199 million from the previous year end.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	263,357	11.8
Pet Care	34,460	12.6
Others	11,035	0.3
Total	308,852	11.4

(Notes) 1. The foregoing amounts are expressed in sales prices.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis, and there are no matters to record.

(3) Sales Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby and child care products	123,344	12.9
Feminine care products	65,422	10.0
Others	68,104	13.3
Sub Total	256,872	12.2
Pet Care	34,105	12.3
Others	10,902	(2.1)
Total	301,880	11.7

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	Previous Consolidated Fiscal Year		Consolidated Fiscal Year under Review	
	Sales (Millions of yen)	Ratio of net sales (%)	Sales (Millions of yen)	Ratio of net sales (%)
ARATA Co., Ltd.	38,955	14.4	42,805	15.8
Paltac Co., Ltd.	27,832	10.3	30,147	11.2

2. The foregoing amounts do not include Consumption Tax, etc.

3. [Issues Facing the Group]

Despite the adverse environment characterized by a prolonged slowdown in domestic consumption and intensified global competition, the Unicharm Group (the Company and its consolidated subsidiaries) promoted corporate reforms mainly focused on revitalizing the domestic market and expanding the overseas business, mainly in Asia, at a faster speed than that of market growth during the consolidated fiscal year under review. As a result, we were able to achieve record-setting net sales. In the face of increasingly fierce competition in the domestic market and the effects of soaring material costs, we were nevertheless able to outperform the results in the previous year in terms of both operating income and ordinary income. The Company will strive to focus its efforts on improving added value through continuous product improvement, as well as strongly promoting cost reduction and efficiency of expenses in all businesses. In the overseas businesses, centering on Asia, the Company will further promote development of business areas and expansion of the product lineup to meet consumer needs in order to establish a position as a category leader in growth markets, with the goal of improving earnings.

4. [Business Risks]

The operating results of the Unicharm Group (the Company and its consolidated subsidiaries, hereafter, referred to as the Company under this heading) may be influenced significantly by various factors which may occur in the future. Described below are the main items that may become risk factors for the Company's business development. Note that the items pertaining to the future that are described below reflect our judgment as of the end of the consolidated fiscal year under review.

(1) A sales environment with severe competition

Our core products have faced further severe competition in Japan as well as overseas in terms of both price and product lineup.

Given the nature of consumer products, our core products are constantly exposed to strong price competition and its competitors are launching new products one after another.

Such a marketing environment is significantly influenced by our corporate efforts such as marketing strategies as well as the responses of our competitors. In our products' markets, the competition will be further intensified in the future, leaving the possibility that these factors may affect our operating results.

(2) Changes in the demographic composition of Japan

In Japan, there has been rapid declining birthrate and an aging society, and the ratios of infants and women experiencing menstrual activities are decreasing in the demographic composition. As a

result, demand for baby and child care products and sanitary products, which are at the core of our business, may decrease in Japan, and these factors could potentially affect our operating results.

(3) Risk of overseas businesses

The Company has manufacturing facilities in Thailand, Indonesia, Taiwan, South Korea, mainland China, the Netherlands and Saudi Arabia. Overseas business development entails risks such as changes in raw material costs and demand due to exchange rate fluctuations, regulations imposed by foreign governments and economic environmental changes. In addition, there is the possibility of social and economic instability in foreign countries. Our operating results may be influenced by these factors.

(4) Risk of changes in raw material costs

As a manufacturing company, we are exposed to a risk of changes in raw material costs. The Company purchases materials from many external suppliers. Raw materials such as wood pulp are procured from overseas suppliers and transactions with these suppliers are normally made in U.S. dollars. Although Unicharm endeavors to minimize the risk of exchange rate fluctuations through measures such as netting and exchange hedges, exchange rate fluctuations and market changes may cause our raw material costs to rise, leading to the possibility that these factors may affect our operating results.

(5) Market evaluation about our product reliability

As a manufacturer and distributor of consumer products, the Company places special emphasis on quality and safety of products and evaluation of materials of products. In particular, complaints concerning product reliability and safety may lead to a sharp decline in sales and affect our operating results adversely. Fortunately, since its foundation the Company has never experienced any major complaints where it has been sued for a large amount of money. However, we cannot guarantee that such an event will not occur in the future, and if it does occur, our operating results could be influenced.

(6) Protection of intellectual properties, such as patents and trademarks

Company intellectual property may be infringed and cause great damage. On the other hand, it is possible that the Company may infringe intellectual properties of third parties that we are unaware of. If such an event occurs, our operating results may be affected.

(7) Environmental issues

As a manufacturer, the Company is required to meet environmental standards both in Japan and abroad. These include standards on air pollution, carbon dioxide emissions, waste liquid

emissions and the handling and processing of waste.

The Company believes that the current laws and regulations will not have an adverse influence on our earnings and financial positions, but future legal regulations may have an effect on our operating results.

(8) Acquisition, business tie-ups and the terminating and establishing businesses

The Company always endeavors to efficiently employ management resources that it owns and seek to maximize corporate value. During this process, the Company does not rule out the possibility of acquiring or investing in businesses, making business tie-ups with other companies, terminating or establishing businesses, or streamlining or spinning-off businesses. These measures may affect our operating results or our business framework in our future business activities.

(9) Information leakage

The Company owns a lot of information that is produced internally, as well as private information that is obtained based on the agreement of business partners, such as clients, through nondisclosure agreements. Given this, we have established action guidelines, rules and requirements concerning the information security environment, which we have been striving to relay to directors and employees so that such rules and requirements may be adopted. If any information leakage occurs, the Company will be held legally responsible for matters related to information management, leading to the loss of consumers' confidence in the Company. In this case, our operating results may be affected.

5. [Important Business Contracts/Alliances, etc.]

There are no matters to record.

6. [Research and Development Activities]

Through its research and development activities conducted mainly at the technical center and engineering center located in Kannonji-city (Kagawa-ken), the Unicharm Group (the Company and its consolidated subsidiaries) has constantly upgraded its nonwoven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation" with the philosophy of "Becoming No. 1 by Continually Doing its Best." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Group amounted to ¥4,331 million (1.4% to consolidated net sales) during the fiscal year under review. The major achievements

were as follows:

(1) Personal Care Business

In the category of baby and child care products, Unicharm developed ***Moony Man Ase Sukkiri*** which keeps babies dry and comfortable even in summer by adopting a "sweat-absorbent deodorant sheet" for use around the waist. The product was released for the summer season only, as part of its effort to create a new product category and enhance brand power. In addition, the Company improved ***Moony***, a brand which is highly popular among consumers, by adopting a "wave-shaped absorbent sheet" that absorbs and blocks in loose waste and prevents it from spreading over diapers to keep babies feeling comfortable, in products for newborn babies and the S size. Also an "instantly-absorbent blue sarara sheet structure" that absorbs urine instantly as if it had disappeared, and keeps babies dry and comfortable, was adopted in M and L size products. For ***Moony Man*** brand products, the Company adopted "instantly-absorbent blue sarara sheet structure", as well as "soft wave processing", which allows the product to wrap around the stomach of an infant as if it were soft underwear, in order to improve customer satisfaction by improving products in terms of product quality and function to meet growing needs for skin care.

From the ***Moony Oshirifuki*** (baby wipes) line, we released ***Moony Oshirifuki Oshiri Pure***, a product that protects and moisturizes the buttocks of infants by adopting Sarasara Aqua Lotion with Lipidure (moisturizing agent), a new skin-care agent that is modeled after cell membranes, in order to enhance customer satisfaction by responding to skin-care needs as with baby diapers.

For ***Mammy Poko*** and ***Mammy Poko Pants*** products, Unicharm adopted the Dumbo design for a limited time, which was chosen as the most popular in our popularity contest campaign, to renovate character designs and help make changing diapers enjoyable.

In the overseas markets, we had local staff mainly from the Development Department of Uni-Charm Consumer Product (China) Co., Ltd. identify product needs accurately especially for consumers in the rapidly growing Chinese market and released ***Mammy Poko Hygiene Care***, a new product with a deodorant function based on the concept of traditional Chinese hygiene care. With this new product, the Company successfully entered the high premium market, in addition to the existing ***Mammy Poko Ultra Slim Instant Absorption***, and reinforced its brand power.

In the feminine care product segment, Unicharm strived to improve customer satisfaction in the sanitary napkin category by enhancing absorbency as well as fit, and by eliminating worry about leakage through improvements in product quality and function. For example, a newly improved "absorbent top sheet (improvement in fiber formulation)" that absorbs and pulls in menstrual flow instantly without letting it spread over the napkin was adopted in ***Sofy Body Fit***, and an "ultra wide fit absorber (with absorber fit area increased by 40%)" was adopted in ***Sofy Ultra Sound-Sleep Guard*** to eliminate gaps at the front and side even when displaced. Also, an

"instantly absorbing area" that pinpoints and absorbs menstrual flow so that it does not spread over the napkin was adopted in ***Sofy Body Fit Fuwa Pita Slim***.

In the ***Center-In*** brand, Unicharm renovated the product name (for slim type product only) and package configuration and design, in addition to improving some products by enhancing their displacement prevention function and absorbency, in order to reinforce brand power so that customers can identify unique features of the brand and use the Company's products more casually.

In growing panty liner market, Unicharm improved ***Sofy Fuwagokochi***, a product that conforms to underwear with a soft and delicate texture, by enhancing its "soft touch texture" and alleviating "discomfort from displacement," and additionally released a "catechin deodorant-type" product and **Hada Yasa Slim** (soft-touch and slim) type product (fragrance-free and a soap scent) from the brand. From the ***Center-In*** brand, the Company launched *Compact Liner*, a fashionable and easily portable product, and additionally released a "deodorant-type" version of ***Charm Nap Kyusui Sara Fit Panty Liner*** that allows consumers to readily take care of both vaginal discharge and urine, as part of its effort to reinforce the product lineup and revitalizing the market further in accordance with the characteristics of the segment.

In the health care business, Unicharm released ***Slim Wear*** which is the first absorbent underwear in the light incontinence care product category with a "slim absorber exclusively for incontinence care" that securely absorbs even sudden leakage to provide relief for users. With this product, we created an easy fit as if it was underwear by using a flexible stretch material like cloth, creating a new market and obtaining favorable responses from many customers.

In the urinary incontinence care pad category, Unicharm launched ***Lifree Long-hours Relief Pads Super for Daytime***, with an "absorber that absorbs leakage repeatedly and securely" that pulls leakage instantly underneath even under body pressure, and which absorbs urine rapidly to take care of four times the amount of urination, and a "mountain-fold fit zone" makes the pads fit users of any build optimally without leaving any gap, allowing the Company to propose more relaxed nursing care by reducing the need to change pads. In addition, the Company additionally introduced jumbo pack products with a larger quantity per package from ***Lifree - All Night Relief Pads*** and ***Lifree – All Night Super Relief Pads*** with a large-size high-function absorber that securely takes care of several times the amount of urination and is wide enough to cover the buttocks of users completely to prevent leakage from the rear, in an effort to expand sales in the fast growing night-time urinary incontinence care pads market (for users in need of total assistance).

By providing a full lineup of ***Lifree*** brand products, Unicharm aims to improve overall quality of life (QOL) and is well-received by many customers.

From ***Unicharm Cho-Rittai Mask*** products, for which the Company leveraged its non-woven

fabric technologies and secured the top market share, it released ***Unicharm Cho-Rittai Mask Super for Hay Fever***, a product that adopted snugly-fit three-dimensional structure to eliminate the gap around the nose by adopting "nose fit" which changes shape flexibly for a secure fit, and ***Unicharm Cho-Rittai Mask Virus Guard***, a product with enhanced "anti-bacterial and deodorant" functions derived from silver ions contained in it. Through the above efforts, Unicharm strived to improve comfort by responding to new needs of customers, enhancing its brand power.

In the clean & fresh business, Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials.

For the ***Wave*** sheet cleaner, which enjoys popularity among customers, Unicharm enhanced the function of ***Handy Wiper*** by improving the zigzap sheet, enabling it to pull up dust from hard-to-reach spaces and pull out finer dust, enhancing its dust-catching ability by 200%. In addition, the Company improved the standard package of the "complete product kit" by adopting a transparent case to let customers see its contents, which helped further improve brand recognition and contributed to the market expansion.

In the wet tissues product category, Unicharm renovated the packages of the ***Silcot Wet Tissues*** product series by using the brand color of light blue that indicates "freshness, gentleness and cleanliness", as well as newly including an antibacterial component derived from green tea to the "antibacterial type" products to enhance the quality and function of the product, making it gentler on the skin and allowing customers to use it with less worry.

In the meantime, Unicharm renovated packages of ***Silcot*** and ***Silcot Elegance*** products, that lead the cosmetic powder-puff market, to stimulate additional demand and create premium value for these products.

As a result of ongoing development, the research and development costs for the personal care business during the consolidated fiscal year under review amounted to ¥3,896 million.

(2) Pet Care Business

Consolidated subsidiary Unicharm PetCare Corporation conducts basic research and product development for the pet care business based on the corporate philosophy of "Comfortable Pet Life through Health and Cleanliness." The Company works on the product development and basic research for pet food products at its own plant in Itami City, Hyogo Prefecture, and for pet toiletries in Kannonji City, Kagawa Prefecture.

In the pet food category, Unicharm focused pet food product research and development on efforts to offer pets long, healthy lives by responding precisely to the nutritional needs of pets according to such individual characteristics such as age, build, and weight.

During the fiscal year under review, the Company developed and released ***Gin no Spoon Can***,

a wet cat food which realized exceptional palatability by maintaining fish flavor, ***Aiken Genki Fukkura Dry***, a new type of dry dog food product that markets soft texture and palatability, and ***Gin no Sara Today's Treat (Kyo no Gohobi)***, a side dish product with domestically grown fresh chicken meat which employs a technology that enhances flavor through amino-acid synthesis that extracts delicious flavor to the maximum.

In pet toiletries, Unicharm continually works to develop products that address needs for pet cleanliness and for the cleanliness of living environments shared with pets.

In the fiscal year under review, Unicharm improved the convenience of its ***One-Week Deodorant and Disinfectant Deo-Toilet*** product for handling cat excrement by introducing ***One-Week Deodorant and Disinfectant Deo Toilet with Non-scattering Green Tea Ingredient and Odorless Sand***, a burnable type replaceable product for system toilets for cats, ***One-Week Deodorant and Disinfectant Deo Toilet with Non-scattering Deodorant and Antibacterial Sand***, a product that realizes high deodorant effect by using both "silica gel" and "zeolite," and ***Instant Deodorizer for Pet Odor***, a pet deodorizer with a strong deodorant effect derived from a natural deodorant ingredient to thoroughly rex'move odors in pet-keeping areas and pet toilets.

As a result of the above activities, research and development costs for the pet care business in the consolidated fiscal year under review totaled ¥399 million

(3) Other Businesses

Unicharm expanded its product line by leveraging its non-woven fabric and absorbency technologies in the food-wrapping materials business for supermarkets and other commercial customers.

As a result, research and development costs for other business segments in the consolidated fiscal year under review totaled ¥36 million.

7. [Analysis of Financial Conditions and Operating Results]

Matters concerning the future that are described below are based on the Unicharm Group's (the Company and its consolidated subsidiaries) judgment as of the end of the consolidated fiscal year under review.

(1) Important accounting policy and estimation

Consolidated financial statements of the Unicharm Group are created in accordance with generally-accepted accounting standards in Japan.

(2) Analysis of the Company's operating results in the consolidated fiscal year under review

Consolidated net sales for the fiscal year under review increased, reaching a record high of

¥301,880 million, up 11.7% YOY. In Japan, the Company released products to create new demand in high value-added products for both the personal care and pet care businesses and endeavored to increase profit by revitalizing the market. As a result, sales from the growth areas of the health care and pet care businesses increased steadily. While sales in the core baby and child care business declined due to a falling birth rate, sales in the feminine care business were boosted with the addition of sales of the newly acquired ***Center-In*** brand sanitary products. Consequently, domestic net sales reached ¥206,891 million, up ¥5,240 million YOY. In the overseas markets, sales in the feminine care business and the baby and child care business in Asia expanded steadily in the countries where the Company mainly develops businesses, as a result of which sales increased by ¥13,442 million, YOY, to ¥56,644 million. In other regions, the Company successfully boosted sales of adult-use incontinence care products and paper baby diaper products in Europe and paper baby diaper products in the Middle East. As a result, all foreign subsidiaries and affiliates expanded sales and their net sales increased by ¥26,258 million, YOY, to ¥94,988 million, now accounting for as much as 31.5% of our total consolidated net sales.

During the fiscal year under review, profit partly decreased due to corporate efforts such as continuously investing in advertising to foster brands, and spending on sales promotions to enhance competitiveness amid rising oil prices and soaring material costs arising from the increased global demand for sanitary goods. However, the Company achieved an increase in profit by boosting sales and facilitated cost reduction, as a result of which operating income amounted to ¥29,929 million (up 4.9% YOY) and ordinary income reached ¥30,071 million (up 4.5% YOY) while net income was ¥15,058 million (down 1.5% YOY). Consequently, net income per share increased by ¥2.97 from the previous year to ¥232.31.

(3) Factors that potentially have significant effects on our operating results

There are some markets that have growth potential in Asia where we primarily operate. We see substantial potential for growth especially in China and South East Asian countries where the standard of living has been improving, partly because the penetration of baby paper diapers is still low. Considering the conditions we described above in "Changes in the demographic composition of Japan," our group consider it important to expand manufacturing and marketing activities in overseas markets, especially in East Asia and South East Asia, in order to sustain growth. Therefore, Unicharm has expanded business overseas by establishing joint ventures, in which our group owns the majority of management rights, with local partner companies. Our group has manufacturing facilities in Thailand, Indonesia, Taiwan, South Korea, mainland China, the Netherlands and Saudi Arabia, but overseas business development entails risks such as changes in raw material costs and demand due to exchange rate fluctuations, regulations imposed by foreign governments, and the economic environment. If social and economic instabilities

continue in these foreign countries, the business operations of the Company, which operate in the countries where markets for products of the Unicharm Group exist, may be affected or our business expansion plans may be impeded.

In addition, our group is exposed to general risks as a manufacturer. For instance, Unicharm purchases raw materials from many external suppliers. Some of the raw materials, such as wood pulp, are procured from overseas suppliers and transactions with them are normally made in U.S. dollars. Although Unicharm endeavors to minimize the risk of exchange rate fluctuations through measures such as netting and exchange hedges, exchange rate fluctuations and market changes may cause our raw material costs to rise.

(4) Strategic status quo and prospects

Both corporate business results and consumer spending in Japan remained steady, but the Unicharm Group is expected to continue to face a challenging business environment due to factors such as a further rise in material costs. In Asia, competition among global brands is also expected to intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth medium-term SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses.

In the baby and child care business in Japan, Unicharm will release products in M-size for ***Moony Man Sarara Magic*** and ***Moony Sarara Magic***, which are products with the enhanced function of absorbing urine instantly as if it has just disappeared, to satisfy users' skincare needs while giving consideration to both skin conditions and the body movements of babies, and promote expansion of market for premium paper baby diapers. In addition, the Company will introduce ***Moony Man Ase Sukkiri***, a product with a sweat-absorbent sheet to prevent discomfort from sweat, in preparation for the high-demand summer season.

In the domestic feminine care business, the Company will renew the ***Super-Sound Guard Series***, for which we launched ***Sofy Super-Sound Sleep Guard 360***, by using a newly developed "extra-wide and comfortable fit absorber" to reinforce the leak prevention function, to expand sales of highly-functional night-use napkins. In the panty liner segment, Unicharm will endeavor to boost sales by extensively enhancing the "wrinkle-free" feature of ***Sofy Fuwagokochi*** and ***Sofy Fuwagokochi Catechin Deodorant*** products. As for the ***Center-In*** brand, which Unicharm renovated extensively, the Company will focus its marketing efforts on ***Compact*** and ***Deodorant Compact*** products, with the aim of promoting the proposal of new feminine care values.

In the healthcare segment, the Company will carefully respond to the diversified needs of consumers by further improving product capability and expanding the lineup of the ***Lifree*** brand based on our own concept of continence care, and further enhancing educational activities for the continence rehabilitation care system, in an effort to expand business faster than the market growth rate. As the number of active elderly people is increasing, the fast-growing light incontinence care product market is expected to grow further. In line with this trend, Unicharm launched ***Lifree Slim Wear***, the first water-absorbing underwear of its kind in the industry that creates a market for light incontinence care products for able-bodied elderly people, in an attempt to develop a new market in the light incontinence care product market.

In the clean & fresh segment, Unicharm will improve the package of ***Wave Handy Wiper*** and ***Allergen Care Wave Handy Wiper*** from the ***Wave*** brand. These two products are a series of disposable cleaners aimed at introducing new cleaning practices, in order to facilitate understanding of product features and encourage trial purchase by consumers.

In the pet care business, the Company expects that the number of households that want to keep pets will increase. Considering the social phenomena of a declining birthrate and an aging society, as well as a growing tendency for people to get married later in life, has deepened people's quest for comfort and enjoyment in life and has been the concept of a pet is changing such that it is more like a close communication partner. In addition, retirement of baby boomers is expected to accelerate this tendency further. Therefore, Unicharm will continuously strive to develop products that meet the needs of consumers and cultivate markets. In addition, it will continue to enhance its lineup of products that relate to the domestic pet-keeping trend, which is characterized by such keywords as "indoor pet-keeping," "smaller pet size", "senior" and "overweight."

With regard to business overseas, Unicharm will work to expand businesses at a pace that exceeds the growth rate of markets in major East Asian countries. To this end, we will work to penetrate and promote vigorous sales of premium products in both the sanitary napkins and paper baby diapers categories, specifically the ***Sofy*** brand and ***Mamy Poko*** brand, to achieve growth in terms of both sales and profit. At the same time, we will improve production and supply systems to respond to the fast-growing markets in Asia. In the Health Care segment, we will seek to establish a third source of income for our overseas business by actively marketing the ***Lifree*** brand of diapers for adults in Taiwan and Thailand. In Vietnam, the Company established a locally-incorporated subsidiary and will make a full-fledged entry in the market by supplying products targeting the Vietnamese market from the its Vietnamese sanitary napkin plant.

In addition, by combining the sales capabilities of its new Middle East subsidiary, Unicharm Gulf Hygienic Industries Ltd., with the Company's product development and marketing power, Unicharm will make a full-scale entry into the paper baby diapers and sanitary napkin markets in the Middle East, with focus on Saudi Arabia, as well as North Africa, that have growth potential. In this way, the Company will improving its overseas business base in these areas, so that it will

follow Asia in accelerating earnings expansion in overseas business.

(5) Analysis of capital sources and liquidity of funds

Cash flows from operating activities during the fiscal year under review amounted to ¥28,357 million, mainly as a result of ¥29,078 million in net income before income taxes and other adjustments, ¥13,184 million in depreciation expenses and ¥13,708 million used to pay corporate income tax and other charges.

Cash flows from investing activities decreased ¥20,328 million. This was primarily due to expenditures of ¥20,760 million for acquisitions of tangible fixed assets.

Cash flows from financing activities decreased ¥10,795 million, primarily because of a decrease in short-term bank loans by ¥2,499 million, expenditure on acquisition of treasury stocks of ¥6,014 million and dividends paid of ¥2,461 million.

As a result, the outstanding balance of cash and cash equivalents at the end of the fiscal year under review amounted to ¥65,449 million, down ¥2,199 million from the previous year end.

(6) Management's identification of problems and future policies

The Company's core products are facing severe competition in markets in Japan and abroad in terms of both pricing and product lineup. Given the nature of consumer products, our core products are exposed to intense price competition. In addition, the Company's Corporate Group as well as competitors are releasing new products one after another, and the success of new and improved products depends on whether consumers accept them or not. This is largely dependent not only to the efforts of the Company's Corporate Group, such as marketing initiatives, but also to the responses of our competitors, some of which have substantially greater financial resources than we do. We believe that the markets for our products will continue to face severe competition and this competition is expected to intensify further in the future.

Under these circumstances, Unicharm promoted corporate reform by focusing its utmost efforts on enhancing earnings capabilities in Japan and expanding business at a speed faster than market growth for our overseas businesses, primarily in Asia. As a result, the Company was able to achieve record net sales in the fiscal year under review. In order to drive its corporate reform further, the Company will focus on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for cost of sales reductions and the streamlining of expenses. Outside Japan, mainly in Asia, Unicharm will seek to establish itself as the market leader by actively developing local businesses and rapidly expanding its product line-up in a way that responds to the needs of local consumers, while striving to improve the brand value by investing more in advertising.

Aiming to continuously offer the world's first-to-market and premier-quality products and services, bringing comfort, excitement and pleasure to three billion people throughout Asia, the

Company launched its Sixth SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004 and this year is the final year of this plan. This is a 48-month corporate initiative, which essentially comprises the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing the world's first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through drastic reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

Section 3 [Facilities and Equipment]

1. [Facilities and Equipment]

Capital expenditures by business segment in the fiscal year under review are as follows:

Personal care business

Unicharm made capital expenditures of ¥20,495 million, aimed at boosting and streamlining production of products such as paper diapers and sanitary napkins. There was no removal or disposal of important facilities and equipment.

Pet care business

Unicharm made capital expenditures of ¥421 million, aimed at boosting and streamlining production of pet care products. There was no removal or disposal of important facilities and equipment.

Other businesses

There were no material capital expenditures, removal or disposal of facilities and equipment.

2. [Main Facilities and Equipment]

(1) The Company

Name of business establishment (location)	Business segment	Description of facilities	Book value (millions of yen)					Number of employees
			Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Technical Center Engineering Center (Toyohama-cho, Kannonji-city, Kagawa)	Personal care	Research and development facility	1,595	718	285 (20)	296	2,895	306 (102)

(Note) Figures in brackets denote the average number of temporary employees during the fiscal year under review.

(2) Domestic subsidiaries

Company name	Name of business establishment (location)	Business segment	Description of facilities	Book value (millions of yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Unicharm Products Co., Ltd.	Shikoku Factory, Chuo Plant (Toyohama-cho, Kannonji-city, Kagawa)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	1,292	3,314	784 (62)	43	5,434	406 (30)
	Shikoku Factory, Onohara Plant (Onohara-cho, Kannonji-city, Kagawa)	Personal care	Manufacturing facilities for paper diapers	498	1,387	286 (26)	7	2,180	107 (1)
	Shikoku Factory, Toyohama Plant (Toyohama-cho, Kannonji-city, Kagawa) (Note 2)	Personal care	Manufacturing facilities for wet tissue and sanitary products	2,026	1,004	470 (38)	106	3,608	146 (23)
	Fukushima Factory (Tanakura-cho, Higasji Shirakawa-gun, Fukushima)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	4,557	5,115	2,139 (128)	112	11,924	335 (2)
	Shizuoka Factory (Kakegawa City, Shizuoka) (Note 1)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	3,478	4,042	- (83)	74	7,595	285 (7)
Unicharm Material Co., Ltd.	Toyohama Factory (Toyohama-cho, Kannonji-city, Kagawa) (Note 1)	Personal care Other	Manufacturing facilities for base paper used for paper diapers and sanitary products	380	979	- (17)	142	1,502	86 (5)
Kokko Paper Mfg. Co., Ltd.	Kowanoe Factory (Shikoku Chuo City, Ehime)	Personal care Other	Manufacturing facilities for base paper used for paper diapers and sanitary products	250	744	235 (10)	18	1,248	90 (12)
Unicharm PetCare Corporation	Itami Factory (Itami City, Hyogo)	Pet Care	Manufacturing facilities for pet food	248	302	1,104 (12)	2	1,657	25

(Notes) 1. Facilities constructed on leased land.
2. Facilities partly constructed on leased land. (2,000m^2)
3. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

(3) Overseas subsidiaries

Company name	Name of business establishment (location)	Business segment	Description of facilities	Book price (millions of yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Uni-Charm (Thailand) Co., Ltd.	Bangpakong, Thailand	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	2,282	6,429	643 (120)	898	10,254	803 (478)
Shanghai Uni-Charm Co., Ltd.	Shanghai, China	Personal Care	Manufacturing facilities for sanitary products	766	3,342	64 (24)	775	4,948	249 (158)
Uni-Charm Consumer Products (China) Co., Ltd.	Shanghai, China (Note 2)	Personal Care	Manufacturing facilities for paper diapers	1,797	1,667	- (100)	87	3,551	125 (62)
United Charm Co., Ltd.	Taipei, Taiwan	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	260	196	522 (12)	87	1,067	252 (111)
LG UniCharm Co., Ltd.	Gumi City, Republic of Korea	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	591	701	198 (8)	69	1,560	74 (14)
Uni. Charm Mölnlycke Baby B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care	Manufacturing facilities for paper diapers	899	4,710	- (12)	166	5,776	194 (63)
Uni. Charm Mölnlycke Incontinence B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care	Manufacturing facilities for paper diapers	1,105	3,916	- (5)	4	5,026	154 (21)
Unicharm Gulf Hygienic Industries Ltd.	Riyadh, the Kingdom of Saudi Arabia (Note 1)	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	969	4,282	- (30)	87	5,339	667

(Notes) 1. Facilities constructed on leased land.
2. Facilities constructed on land with land-use rights.
3. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

3. [Planned Construction, Removal, etc. of Facilities and Equipment]

(1) Construction of important facilities and equipment

Company name	Name of business establishment (location)	Business segment	Description of facilities	Planned amount of investment: Total amount (millions of yen)	Planned amount of investment: Amount paid (millions of yen)	Funding method	Month and year of start of construction	Planned completion
Unicharm Products Co., Ltd.	Shikoku Factory (Kannonji-city, Kagawa)	Personal Care	Improvement of manufacturing facilities such as paper diapers and sanitary napkins	888	76	Owned capital	March 2007	March 2008
	Fukushima Factory (Tanakura- cho, Higashi Shirakawa- gun, Fukushima)	Personal Care	Renovation and improvement of manufacturing facilities for products such as paper diapers and sanitary products	1,050	53	Owned capital	March 2007	March 2008
	Shizuoka Factory (Kakegawa City, Shizuoka)	Personal Care	Improvement of manufacturing facilities such as paper diapers and sanitary napkins	556	11	Owned capital	March 2007	March 2008
Uni-Charm (Thailand) Co., Ltd.	Bangpakong, Thailand	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	3,818	-	Borrowings	April 2007	March 2008
Shanghai Uni-Charm Co., Ltd.	Shanghai, China	Personal Care	Manufacturing facilities for sanitary products	1,161	723	Borrowings	March 2007	March 2008
Uni-Charm Consumer Products (China) Co., Ltd.	Shanghai, China	Personal Care	Manufacturing facilities for paper diapers	1,879	28	Funds from capital increase	March 2007	March 2008
Unicharm Gulf Hygienic Industries Ltd.	Riyadh, the Kingdom of Saudi Arabia	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	1,430	-	Borrowings	April 2007	March 2008

(Note) Production capacity after completion of facilities is omitted as the purpose of capital expenditure is multifaceted, including changes of product specifications, quality improvement and cost reduction, which makes it difficult to calculate the relevant figure.

(2) Removal of important facilities

The Company made no new plans during the fiscal year under review regarding the removal of important facilities.

Section 4 [State of the Company]

1. [State of Stock, etc.]

(1) [Aggregate Number, etc. of Shares]

1) [Aggregate Number of Shares]

Type	Aggregate Number of Shares Issued by the Company
Common Stock	275,926,364
Total	275,926,364

2) [Shares Issued and Outstanding]

Type	Number of Shares Issued as of the End of Fiscal Year (March 31, 2007)	Number of Shares Issued as of the Date of Report (June 27, 2007)	Name of Stock Exchange or Securities Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Fiscal Year (March 31, 2007)	As of the End of the Month Prior to Report (May 31, 2007)
Number of Stock Options	5,336	5,315
Number of Own Stock Options Included in Stock Options	-	-
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	533,600	531,500
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2006 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options can not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-
Matters Related to Issuance of Stock Options Accompanying Reorganization Procedure	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new common stocks of the Company or disposes of its treasury stock at a price lower than market price (excluding the exercise of stock options):

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Fiscal Year (March 31, 2007)	As of the End of the Month Prior to Report (May 31, 2007)
Number of Stock Options	6,921	6,895
Number of Own Stock Options Included in Stock Options	-	-
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	692,100	689,500
Amount Paid in at the Time of Exercise of Stock Option (Yen)	5,702 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2009	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702	Same as left
	Amount credited to equity 2,851	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-
Matters Related to Issuance of Stock Options Accompanying Reorganization Procedure	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of (1) or (2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new common stocks of the Company or disposes of its treasury stock at a price lower than market price (excluding the exercise of stock options):

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid-in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

(3) [Details of Rights Plan]

There are no relevant matters to report.

(4) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Data	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
April 1, 2001 – March 31, 2002 (Note)	(964,300)	68,981,591	-	15,992	-	18,590

(Note) Retirement of treasury stocks

(5) [Details of Shareholders]

As of March 31, 2007

Classification	Details of shares (stock trading unit: 100 shares)								Fractional shares (shares)
	Government and local public authorities	Financial institutions	Securities companies	Other corporations	Foreign corporations		Individual and other shareholders	Total	
					Non-individual	Individual			
Number of shareholders	-	95	27	184	319	4	10,671	11,300	-
Number of shares owned (stock trade unit)	-	179,610	3,622	219,990	180,966	15	105,247	689,450	36,591
Shareholding ratio	-	26.05	0.53	31.90	26.25	0.00	15.27	100.00	-

(Notes) 1. Of the 4,556,375 treasury stocks of the Company, 45,563 trading units are included in "individual and other shareholders" and 75 shares in "fractional shares." Substantial number of shares owned at end of the period is same as above.

2. "Other corporations" in the above includes 3 trading units in the name of Japan Securities Depository Center, Inc.

(6) [Principal Shareholders]

As of March 31, 2007

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	3,849	5.58
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
Investors Bank (Standing Proxy: Standard Chartered Bank)	200 Clarendon Street, Boston, MA, USA (2-11-1 Nagata-cho, Chiyoda-ku, Tokyo)	2,255	3.27
Japan Trusty Service & Banking Corporation (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	2,129	3.09
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd.)	P.O.Box 351 Boston, MA, USA (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	2,066	3.00
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Naka-ku, Hiroshima City, Hiroshima	1,920	2.79
The Iyo Bank, Ltd.	1 Minami Horibata-cho, Matsuyama City, Ehime	1,699	2.46
Total	-	34,763	50.40

(Notes) 1. Although the Company holds 4,556,000 treasury shares (6.61%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On March 22, 2007, Fidelity Investments Japan Limited submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of March 15, 2007. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the significant shareholding report by Fidelity Investments Japan Limited are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Fidelity Investments Japan Limited	Shiroyama Trust Tower, 4-3-1 Toranomon, Minato-ku, Tokyo	3,239	4.70

3. On January 22, 2007, Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten other joint shareholders submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of January 15, 2007. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the significant shareholding report by Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten other joint shareholders	1-1-39 Hiroo, Shibuya-ku, Tokyo	3,980	5.77

4. On January 17, 2007, Harris Associates L.P. submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of January 9, 2007. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the significant shareholding report by Harris Associates L.P. are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Harris Associates L.P.	2 North LaSalle Street, Suit 500, Chicago, Il, USA	3,448	5.00

5. On July 14, 2006, Capital Research and Management Company and four other joint shareholders submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of June 30, 2006. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the significant shareholding report by Capital Research and Management Company and four other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Research and Management Company and four other joint shareholders	333 South Hope Street, Los Angeles, CA, U.S.A.	1,866	2.71

(7) [Voting Rights]

1) [Shares Issued and Outstanding]

As of March 31, 2007

Category	Number of Shares	Number of Voting Rights	Description
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 4,556,300	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 64,388,700	643,887	Same as above
Fractional Shares	Common Stock 36,591	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	643,887	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 300 shares (representing 3 voting rights) in the name of Japan Securities Depository Center Inc.

2. Common stocks in "Fractional shares" include 75 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of March 31, 2007

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stocks) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	4,556,300		4,556,300	6.61
Total	-	4,556,300		4,556,300	6.61

(8) [Description of the Stock Option Plan]

The Company has adopted a stock option plan based on new stock acquisition rights method.

1) The Company's stock option plan was specially resolved at the General Shareholders' Meeting held on June 27, 2003, with the resolution that the Company will issue new stock acquisition rights at favorable terms and conditions, pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001), to the directors of the Company and its subsidiaries, and the auditors and employees who were employees of the Company at the end of the forty-third General Shareholders' Meeting held on June 27, 2003. The following is a description of the stock option plan:

Date of resolution	June 27, 2003
Classification and the number of qualifying persons	Number of directors and auditors of the Company: 10
	Number of directors and auditors of the Company's subsidiaries: 6
	Number of employees of the Company: 1,057
	Number of employees of the Company's subsidiaries: 730
	Other (Note): 83
Shares that come under the scope of the stock option	Described above in (2) State of Stock Options, etc.
Number of shares	Same as above
Amount paid in at the time of exercise of stock option (yen)	Same as above
Period for exercise of stock option	Same as above
Terms and conditions of exercise of stock option	Same as above
Matters relating to transfer of stock option	Same as above
Matters related to substitute payment	-
Matters related to issuance of stock options accompanying reorganization procedure	-

(Note) Retirement of officers due to expiration of term, standard age retirement, etc.

2) The Company's stock option plan was specially resolved at the General Shareholders' Meeting held on June 29, 2004, with the resolution that the Company will issue new stock acquisition rights at favorable terms and conditions, pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001), to the directors of the Company and its subsidiaries, and the auditors and employees who were employees of the Company at the end of the forty-fourth General Shareholders' Meeting held on June 29, 2004.

The following is a description of the stock option plan:

Date of resolution	June 29, 2004
Classification and the number of qualifying persons	Number of directors and auditors of the Company: 11
	Number of directors and auditors of the Company's subsidiaries: 2
	Number of employees of the Company: 1,192
	Number of employees of the Company's subsidiaries: 1,221
	Other (Note): 95
Shares that come under the scope of the stock option	Described above in (2) State of Stock Options, etc.
Number of shares	Same as above
Amount paid in at the time of exercise of stock option (yen)	Same as above
Period for exercise of stock option	Same as above
Terms and conditions of exercise of stock option	Same as above
Matters relating to transfer of stock option	Same as above
Matters related to substitute payment	-
Matters related to issuance of stock options accompanying reorganization procedure	-

(Note) Retirement of officers due to expiration of a term, standard age retirement, etc.

2. [State of Acquisition of Treasury Stocks, etc.]

[Type of Shares]

Acquisition of common stocks in compliance with Article 155-3 of the Corporation Law, Section 6, Article 221 of the former Commercial Code and Article 155-7 of the Corporation Law

(1) [State of Acquisition of Treasury Stocks upon Resolution of Regular General Meeting of Shareholders]

There are no relevant matters to report

(2) [State of Acquisition of Treasury Stocks upon Resolution of Board of Directors' Meeting]

Acquisition of treasury stocks in compliance with Article 155-3 of the Corporation Law

Category	Number of shares	Aggregate acquisition price
Resolution at the board of directors' meeting held on July 28, 2006 (Acquisition period: July 31, 2006 – September 19, 2006)	1,000,000	6,000,000,000
Treasury stocks acquired before the fiscal year under review	-	-
Treasury stocks acquired during the fiscal year under review	943,000	5,999,992,000
Aggregate number of residual shares determined and aggregate amount thereof	57,000	8,000
The ratio of unexercised treasury stocks as of the end of the fiscal year under review (%)	5.7	0.0
Number of treasury stocks acquired during such acquisition period	-	-
The ratio of unexercised treasury stocks as of the date of this financial statement report (%)	5.7	0.0

(3) [Details of Treasury Stocks Acquired Not Based on Resolution of Regular General Meeting of Shareholders or Board of Directors' Meeting]

Acquisition of treasury stocks in compliance with Section 6, Article 221 of the former Commercial Code

Category	Number of shares	Aggregate acquisition price
Treasury stocks acquired during the fiscal year under review	115	673,125
Number of treasury stocks acquired during such acquisition period	-	-

Acquisition of treasury stocks in compliance with Article 155-7 of the Corporation Law

Category	Number of shares	Aggregate acquisition price
Treasury stocks acquired during the fiscal year under review	2,070	13,859,677
Number of treasury stocks acquired during such acquisition period	389	2,791,459

(Note) Number of treasury stocks acquired during the acquisition period under review does not include the number of fractional shares acquired during the period from June 1, 2007 to the date of this financial statement report.

(4) [Disposal and Holding Status of Acquired Treasury Stocks]

Category	Fiscal year under review		Period under review	
	Number of shares	Aggregate disposal price (yen)	Number of shares	Aggregate disposal price (yen)
Acquired treasury stocks for which underwriters were solicited	-	-	-	-
Acquired treasury stocks which were retired	-	-	-	-
Acquired treasury stocks which were transferred in relation to merger, stock exchange and company spin-off	-	-	-	-
Others	-	-	-	-
Number of treasury stocks held	4,556,375	-	4,556,764	-

(Note) Number of treasury stocks acquired during the acquisition period under review does not include the number of fractional shares acquired during the period from June 1, 2007 to the date of this financial statement report.

3. [Dividend Policy]

The Company places importance on returning profit to shareholders. At the same time, we believe it is important to continue to pay stable dividends while striving to improve earnings capability and enhance financial strength.

In line with our policy of returning 50% of consolidated net income to shareholders by way of cash dividends and share buy-back, we will pay dividends of retained earnings semiannually through interim dividends and year-end dividends. In addition, the Company has specified in the Articles of Incorporation that it shall be allowed to pay dividends of retained earnings upon resolution at the board of directors' meeting based on Article 459 of the Corporation Law and that the record date for interim dividends is set on September 30 of each year.

For the fiscal year under review, the Company paid the year-end dividends for the year under review of ¥22 per share. As a result, the full-year dividends including the interim dividends will be

¥44 per share.

The Company will appropriate internal reserves for financial requirements for future business expansion, such as research and development, capital expenditure, overseas investment and development of information processing systems, to make a contribution to future profits and meet the expectation of the shareholders.

(Note) Dividends of retained earnings by resolution of the board of directors' meeting for which the record date falls in the fiscal year under review are as follows:

Date of resolution	Total amount of dividends (Millions of yen)	Dividend per share (Yen)
October 27, 2006	1,417	22
May 28, 2007	1,417	22

4. [Changes in Share Price]

(1) [Highs and Lows of the Yearly Share Price during the Last Five Years]

Period	43rd Fiscal Year	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year	47th Fiscal Year
Closing Date	March 2003	March 2004	March 2005	March 2006	March 2007
High (Yen)	4,890	5,970	5,950	6,110	7,670
Low (Yen)	3,330	4,560	4,530	4,000	5,800

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

(2) [Highs and Lows of the Monthly Share Price during the Last Six Months]

Month	October 2006	November	December	January 2007	February	March
High (Yen)	6,940	6,660	7,160	7,150	7,220	7,670
Low (Yen)	6,400	6,040	6,420	6,480	6,560	6,630

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

5. [Executive Officers]

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Chairman of the Board		Keiichiro Takahara	March 16, 1931	February 1961 April 1974 July 1974 May 1978 June 1993 May 1999 May 1999 June 2001 June 2004	Assumed Presidency of Taisei Chemical Co. Concurrently served as President of Kokko Paper Manufacturing Co., Ltd. Assumed Presidency of the Company (Unicharm Corporation) Concurrently served as President of Charm Corp. Concurrently served as President of Unicharm East Japan Co. Concurrently served as President of Unicharm Central Japan Co. Concurrently served as President of Unicharm Material Co., Ltd. Assumed Chairmanship of the Company Assumed Chairmanship of the Board of the Company (present post)	(Note 2)	200.3
President and Chief Executive Officer		Takahisa Takahara	July 12, 1961	April 1986 April 1991 October 1994 June 1995 April 1996 April 1997 June 1997 April 1998 July 1999 April 2000 October 2000 June 2001 June 2004	Joined Sanwa Bank, Ltd. Joined the Company Assumed Vice President of United Charm Industry Co., Ltd. Assumed Directorship of the Company Became General Manager of Procurement Department and Deputy General Manager of International Headquarters of the Company Became Deputy General Manager of Sales Headquarters and Deputy General Manager of Marketing Headquarters of the Company Became Managing Director of the Company Became General Manager of Sanitary Business Division of the Company Placed in charge of International Headquarters Became Deputy General Manager of General Planning Headquarters Placed in charge of management strategy of the Company Assumed Presidency of the Company Assumed Presidency and became Chief Executive Officer of the Company (present position)	(Note 2)	403.5
Director and Senior Executive Officer	Chief Marketing Officer	Takaaki Okabe	August 30, 1953	April 1977 April 1992 June 1993 April 1994 June 1995 April 1996 April 1997 April 1998 April 2000 October 2000 October 2001 April 2003 June 2004 August 2006	Joined the Company Became the General Manager of Marketing Dept. 1 of Marketing Headquarters Assumed Directorship Became General Manager of Marketing Headquarters Became the Managing Director Became General Manager of Sales Headquarters Became General Manager of Sales Headquarters and General Manager of Marketing Headquarters Became General Manager of Baby and Child care Business Headquarters; placed in charge of C&F Business Headquarters, Research & Development Headquarters and Technology Headquarters Assumed General Manager of Procurement Headquarters Placed in charge of Client Value Creation and became General Manager of AI Business Headquarters Became General Manager of Chief Marketing Officer (CMO) and AI Business Headquarters and General Manager of Health Care Business Headquarters Became CMO and General Manager of Baby and Child Care Business Headquarters Assumed Directorship and became Senior Executive Officer (present post) Assumed President of Mieux Products Co., Ltd. (present post)	(Note 2)	5.9

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Director and Senior Executive Officer	In charge of Asian Business	Kennosuke Nakano	April 13, 1956	April 1979	Joined the Company	(Note 2)	2.2
				April 1993	Became General Manager of Yokohama Branch of Sales Headquarters		
				April 1995	Became General Manager of Nagoya Branch and General Manager of Tokai Sales Dept. of Sales Headquarters		
				April 1999	Became General Manager of Tokyo Branch of Sales Headquarters		
				June 1999	Became Executive Officer		
				October 2001	Became General Manager of Sales Planning Dept. of Sales Headquarters		
				April 2003	Became Executive Officer and General Manager of Feminine Care Business Headquarters		
				July 2003	Became Executive Officer and Managing Director		
				January 2004	Became Executive Officer and Managing Director and General Manager of Feminine Care Business Headquarters and in charge of Chinese Business		
				July 2004	Became Senior Executive Officer and General Manager of Feminine Care Business Headquarters and in charge of Chinese Business		
				June 2005	Assumed Directorship and became Senior Executive Officer		
				October 2005	Became President of Uni-Charm Consumer Products and Living (Shanghai) Co., Ltd. (present post)		
				October 2006	Became Director and Senior Executive Officer in charge of Asian Business (present post)		
Director and Senior Executive Officer	General Manager of Sales Headquarters	*Shinji Mori*	June 17, 1956	April 1979	Joined the Company	(Note 2)	1.6
				April 1994	Became General Manager of Hiroshima Branch of Sales Headquarters		
				April 1997	Became General Manager of Osaka Sales Dept. of Osaka Branch of Sales Headquarters		
				April 1998	Became General Manager of Osaka Branch of Sales Headquarters		
				June 1999	Became Deputy Executive Officer		
				June 2000	Became Executive Officer		
				October 2000	Became Executive Officer and General Manager of Baby and Child care Business Headquarters		
				April 2003	Became Executive Officer and General Manager of Health Care Business Headquarters		
				July 2003	Became Executive Officer and Managing Director		
				April 2004	Became Executive Officer and Managing Director and General Manager of Baby and Child care Business Headquarters and General Manager of Health Care Business Headquarters		
				July 2004	Became Senior Executive Officer		
				October 2004	Became Senior Executive Officer and General Manager of Sales Headquarters and General Manager of Health Care Business Headquarters		
				June 2005	Became Director and Senior Executive Officer (present post)		
				October 2005	Became General Manager of Sales Headquarters (present post)		

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Director and Senior Executive Officer	Chief Quality Officer and General Manager of Global Development Headquarters, and General Manager of Corporate Social Responsibility Department	Eiji Ishikawa	October 19, 1955	February 1980	Joined the Company	(Note 2)	1.0
				October 1996	Became Manager of Planning Office of Production Headquarters		
				April 1998	Became General Manager of Production Headquarters		
				June 1999	Became Executive Officer		
				October 2000	Became Executive Officer and General Manager of Technology Development Headquarters		
				April 2002	Became Executive Officer and General Manager of Human Resource Development Dept.		
				April 2003	Became Executive Officer and General Manager of Human Resource Development Dept. and General Manager of Corporate Social Responsibility Dept.		
				July 2003	Became Executive Officer and Managing Director		
				July 2004	Became Senior Executive Officer		
				January 2005	Became Senior Executive Officer and General Manager of Research and Development Headquarters and General Manager of Human Resource Development Dept. and General Manager of Corporate Social Responsibility Dept.		
				April 2005	Became Senior Executive Officer and Chief Quality Officer and General Manager of Research and Development Dept. and General Manager of Corporate Social Responsibility Dept.		
				June 2005	Assumed Directorship and became Senior Executive Officer (present position)		
				October 2006	Became Chief Quality Officer and General Manager of Global Development Headquarters and General Manager of Corporate Social Responsibility Department (present post)		
Director and Executive Officer		Masakatsu Takai	May 6, 1956	March 1977	Joined the Company	(Note 2)	0.8
				April 1996	Became Manager of Central Plant of Charm Corporation		
				April 1998	Became Deputy General Manager of Technology Headquarters and General Manager of Production Technology Department		
				June 2000	Became Executive Officer		
				October 2000	Became Executive Officer and General Manager of Production Headquarters		
				April 2002	Became Executive Officer Became Senior Executive Officer and Chief Operating Officer of Unicharm Products Co., Ltd.		
				April 2005	Became Executive Officer Assumed Presidency and post of Executive Officer of Unicharm Products Co., Ltd. (present post)		
				June 2007	Became Director and Executive Officer (present post)		

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Internal Corporate Auditor		Shigeki Maruyama	July 25, 1939	December 1990 June 1991 April 1992 October 1996 October 2000 April 2001 October 2001 January 2002 June 2002 June 2004 June 2005	Joined the Company and became Advisor to the President and General Manager of General Administration Dept. Assumed Managing Directorship Became General Manager of Sales Headquarters Became General Manager of General Planning Headquarters Placed in charge of business management and became Chief Quality Officer (CQO) Placed in charge of Product Value Creation Placed in charge of managing CQO and Business Management, Production, Logistics and Sales Headquarters Concurrently served as President of Unicharm Product Co., Ltd. Concurrently served as President and Executive Officer of Unicharm Material Co., Ltd. Assumed Directorship and became Senior Executive Officer Became President and Chief Executive Officer, Representative Director of Unicharm Products Co., Ltd. Became Internal Corporate Auditor (present position)	(Note 4)	7.6
Internal Corporate Auditor		Tsuyoshi Miyauchi	February 8, 1946	April 1969 December 1990 April 1996 October 1999 April 2002 June 2004	Joined the Company Became General Manager of Personnel Affairs Dept. and General Manager of General Administration Dept. Became Manager of Personnel Planning Office of Production Headquarters Became Managing Director of Cosmotec Corporation Assumed Presidency of Cosmotec Corporation Became Internal Corporate Auditor of the Company (present position)	(Note 3)	0.9
Corporate Auditor		Masahiko Hirata	February 1, 1931	June, 1988 June 1993 November 1997 June 1999	Assumed Executive Vice Presidency of Matsushita Electric Industrial Co., Ltd. Became Internal Corporate Auditor of Matsushita Electric Industrial Co., Ltd. Became Special Advisor of the Company Became Corporate Auditor (present position)	(Note 3)	3.0
Corporate Auditor		Haruhiko Takenaka	December 1, 1939	April 1962 June 1990 June 1993 June 1998 June 2000 June 2004	Joined Industrial Bank of Japan, Ltd. Assumed Directorship of IBJ Assumed Managing Directorship of IBJ Became Vice Chairman of IBJ Schroder Bank and Trust Co. Became Internal Corporate Auditor of Nissan Motor Co., Ltd. Became Corporate Auditor of the Company (present position)	(Note 3)	-
Total							626.8

(Notes)
1. Corporate Auditors, Masahiko Hirata and Haruhiko Takenaka, are external auditors set forth in Article 2, Paragraph 16 of the Corporation Law.
2. The term of director shall be one year from the closing of the general meeting of shareholders for the fiscal year ended March 31, 2007 to the closing of the general meeting of shareholders for the fiscal year ending March 2008.
3. The term of corporate auditors Tsuyoshi Miyauchi, Masahiko Hirata and Haruhiko Takenaka shall be for four years from the closing of the general meeting of shareholders for the fiscal year ended March 31, 2004 to the closing of general meeting of shareholders for the fiscal year ending March 31, 2008.
4. The term of corporate auditor Shigeki Maruyama shall be for three years from the closing of the general meeting of shareholders ended March 31, 2005 to the closing of general meeting of shareholders ending March 31, 2008.

5. Takahisa Takahara, President and Chief Executive Officer, is the eldest son of Keiichiro Takahara, Chairman of the Board.
6. The Company introduced an Executive Officer System to promote more active meetings of the Board of Directors and to clearly separate the supervisory function of decision making and execution of duty of the Board of Directors' Meeting from function of execution of duty of each business department, aimed at improving management efficiency. There are 21 executive officers in the Company.

6. [Basic Philosophy on Corporate Governance]

Basic Philosophy on Corporate Governance

Unicharm conducts its daily corporate activities by adhering to its company credo, "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." We are striving to provide the best value to stakeholders such as consumers, shareholders, business partners, employees, and society by constantly creating new value. Corporate governance and CSR are coming under increased scrutiny by shareholders. Recognizing that it is of paramount importance to always conduct proper corporate management based on the aforementioned credo, while continuously enhancing corporate value and actively fulfilling our CSR through business activities that are conducted with the concerted efforts of management and the operational divisions, Unicharm is improving its corporate governance while further strengthening the executive officer system within the existing management framework of directors and auditors. Turning to the improvement of the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, in an effort to reinforce the management decision-making and supervisory functions of the Board of Directors Meeting and enhance the business execution function of executive officers. To ensure that management activities are conducted more efficiently and flexibly, the Company reduced the number of directors and shortened their tenure to one year. In order to enhance the management of field work and speed up the implementation of strategies, which are our strong points, we hold a Business Plan Advisory Committee twice a year. This committee is attended by all directors, auditors and executive officers to set the business plans for each operational division. Based on the status of execution of the business plan, the Company holds a monthly meeting of the Business Execution Board, with the President & CEO as chairman, to solve important issues on business execution that the chairman has identified, in an appropriate and prompt manner. As for approaches for compliance, besides complying with domestic and foreign laws, all officers and employees of the Company are striving to refine its corporate mission, as formulated in the company credo (established in 1974), our five key tenets and principles of conduct for employees (established in 1971; revised in 1999), beliefs, pledges and behavioral principles for employees (established in 1999) and the Unicharm Way, which formulates behavioral guidelines for realizing these missions and which the directors and employees must carry at all times. These mission statements are the specific framework within which the Group conducts business in accordance with its corporate vision and ethics. In addition, the

Company makes daily group-wide efforts to fulfill these missions by using the "President's Room," a system to transmit messages every week from the President & CEO to all employees, and by using the intranet "i-Navi" and the in-house magazine "HIROBA." Unicharm established the Corporate Ethics Committee with the President & CEO as committee chairman to address important issues concerning corporate ethics, compliance and risk management. The Company also started a service called "Rin-Rin Dial" to counsel the employees, with the Corporate Ethics Office of the CSR Department serving as a contact point, to detect risks promptly and implement countermeasures on a daily basis. In addition, Unicharm holds a CSR Committee, which serves as a mechanism for the Company to fulfill its corporate social responsibility and which consists of the Quality Committee, Environmental Committee and CSR Promotion Committee, on a quarterly basis with the President & CEO serving as the committee chairman. By doing this we can share important issues concerning promotion of CSR, and the countermeasures for those issues, among all members of the Company.

(1) State of implementation of measures concerning corporate governance

i) Description of the Company's organizations

To improve the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, in an effort to reinforce the management decision-making and supervisory functions of the Board of Directors Meeting and enhance the business execution function of executive officers. To ensure that management activities are conducted more astutely and flexibly, the Company reduced the number of directors and shortened their tenure to one year. In order to enhance the management of field work and speed up the implementation of strategies, which are our strong points, we hold the Business Plan Advisory Committee twice a year. This is attended by all directors, auditors, and executive officers to decide on the business plan for each operational division. Based on the status of execution of the business plan, the Company holds the Business Execution Board meeting on a monthly basis, with the President and CEO serving as the chairman, to solve important issues on business execution that the chairman has identified, in an appropriate and prompt manner.

The Company has adopted a corporate auditor system that includes four corporate auditors, two of whom are appointed from outside the Group, in order to monitor its corporate activities from an "outside point of view" and further enhance the soundness and transparency of these activities. Each auditor conducts auditing activities by adhering to the auditing policy and execution plan set at the Board of Auditors, and attends major meetings concerning management decision-making as a standing member, thereby helping to achieve

corporate governance. For internal auditing, a dedicated organization under the direct control of the President and CEO with an increasing workforce works to verify the effectiveness of internal control at operational divisions, and recommends improvements. The three auditing parties, comprised of the aforementioned auditing by auditors, internal auditing, and accounting audit by accounting auditors, hold meetings on a regular basis, or as the need arises, to enhance the reliability of the financial statements and conduct auditing effectively and efficiently while sharing information on their respective auditing plans and results.

ii) Diagram showing the relationships of the Company's organizations and internal control

A chart showing an overview of the Company's management control mechanism is presented below (as of March 31, 2007):



General Meeting of Shareholders
Accounting Auditors
Monitoring
Board of Auditors
Internal auditors 2
External auditors 2
Auditing
Board of Directors
Representative Director &
Chairman of the Board
President & CEO
Directors 4
Auditing
Reporting
Attendance
Business Plan Advisory Committee
Supervising
Reporting
CSR Committee
Corporate Ethics Committee
Reporting
President
Directing and supervising
Reporting
Executive Officer
Deputy Executive Officer
Attendance
Business Execution Board
Attendance
Internal Auditing Office
Reporting
Business Division
Functional Division
Development Division
Reporting
CSR Department
Auditing
Auditing
Subsidiaries and affiliates
(Board of) Auditors
Investigation
Reporting
Enhancing compliance / ethics
Behavioral guidelines ("our five key tenets" and principles of conduct for employees and "beliefs, pledges" and behavioral principles for employees)

iii) The state of establishment of an internal control system

Basic policy for the establishment of an internal control system

The Company will establish a system to ensure proper operations (hereinafter referred to as "internal control") as follows, in accordance with the Corporation Law and the Corporation Law Enforcement Regulation.

A. System to ensure duties of directors and employees conform to laws and the Articles of Incorporation (Item 6, Paragraph 4, Article 362 of the Corporation Law and Item 4, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(a) "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." The Company put up the concurrent development of society and corporation as its company credo in 1974, making it the guidelines for management.

(b) To make employees adhere to sound ethics and comply with laws and the Articles of Incorporation, in 1999 the Company released beliefs, pledges and behavioral principles for employees – "pledge to our customers," "pledge to our shareholders," "pledge to our business partners," "pledge to our employees," and "pledge to society" – and our five key tenets and principles of conduct for employees – "creation and innovation," "ownership," "positivity," "leadership" and "fair play." To clarify the things employees should observe, these mission statements stipulate senses of values that should be shared by all employees, with the company credo as their basis, and employees should behave in line with them. The Company also compiled a booklet, dubbed "The Unicharm Way," which covers such things as 1) the behavioral guidelines, 2) Unicharm's sayings, 3) manual for the introduction of SAPS (Schedule-Action-Performance-Schedule) business model, 4) Unicharm Information Security Policy, and 5) crisis management communication manual. Since April 1, 2005, this booklet is carried by all employees and can be checked anytime, including at morning meetings where the booklet is read in chorus by all those present.

(c) in fiscal 2004, the Company started the "SAPS business model," which mainly calls for respect for people and attaching importance to the satisfaction felt when objectives are achieved. Connecting all its bases at home and abroad via a teleconferencing system, the Company holds a "SAPS management council" from 8:00 a.m. every Monday, in which all directors, all executive officers, heads of all divisions and heads of all bases take part. At this council, the President and CEO of the Company gives his thoughts on management to make employees aware of the management's spirit. Thus, the Company

devotes itself to corporate activities based on the building of a corporate climate in which autonomous corporate governance functions. Furthermore, SAPS small group activities are independently implemented every week in line with the management policy under the auspices of field managers who belong to all corporations in Japan and overseas, and the Company makes weekly reports on the progress of each priority measure. Participants put their heads together to autonomously carry out reform and improvement campaigns every day. The number of such small groups stood at 257 as of April 2007.

(d) The Intellectual Property Legal Affairs Department is responsible for issues concerning legal compliance, while the Corporate Ethics Office of the CSR Department is in charge of matters that do not violate laws as such, but lie in a grey area in terms of what is classified as a proper action for an employee. The Company and its group companies have employee consultation counters where employees can seek advice if they have noticed any violation of laws and/or ethics. For instance, the Company has a "rin-rin dial" service, while Unicharm Pet Care Corporation has a "Unicharm Pet Care rin-rin dial" service. Under the group-wide lateral law compliance system, the Company and its group firms are doing their best to address problems.

(e) When the Corporate Ethics Office, directors or auditors discover problems concerning legal compliance and/or ethics, they are to quickly report to the general manager of the CSR Department. After receiving a report, the general manager of the CSR Department will investigate the details of the report and hold the Corporate Ethics Committee as necessary, if the trouble is very urgent, important or dangerous. The President and CEO of the Company will chair the committee, while the general manger of the CSR Department will serve as the secretary-general and the general manger of the Planning Headquarters, the general manager of the Human Resources Development Department and the general manager of the Intellectual Property Legal Affairs Department will be committee members. The chairman will appoint some officials concerned as committee members, as required, to have them resolve the issue. The chairman will discuss measures to prevent recurrence of problems with committee members and implement set measures throughout the company.

(f) After the Corporate Ethics Committee has investigated the facts, if it confirms that there has been some violation of laws or rules by employees, it will immediately order the employees to desist such action and take any necessary steps, including punishment, in accordance with the Working Regulations and other in-house regulations.

B. System to preserve and manage information concerning execution of duties by directors (Item 1, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(a) Information on the execution of duties by directors will be recorded and preserved in writing or electromagnetic media (hereinafter referred to as documents and other media) in accordance with the Document Control Regulations.
(b) Directors and auditors can always read these documents and other media in accordance with the Document Control Regulations.

C. System for regulations regarding managing risk of loss and others systems (Item 2, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation).

There are a wide range of risks that affect management range widely, including those related to the execution of operations, those related to legal compliance and those related to financial reports. The Company will establish and operate internal controls by prioritizing risks after assessing the overall situation.

(a) With regard to risks concerning the execution of operations of the Company, executive officers appointed by the Board of Directors will manage the risks involved in the duties for which they are responsible.
(b) Risks concerning legal compliance will be managed as shown in A. (d).
(c) For risks related to security, the Company will establish 1) Information Security Regulations, 2) Personal Information Protection Regulations, 3) Personnel Information Control Regulations and 4) Document Control Regulations. The Planning Headquarters will oversee 1) and 4); the CSR Department will handle 2); the Global SAPS Human Resources Development Department will be concerned with 3).
(d) The CSR Department will manage risks concerning quality by applying the quality management system based on the ISO9001 quality guarantee standard to every process, from marketing to delivery of products, and by building an across-the-board quality assurance system. It will also implement internal and external audits to verify the conformity and validity of the system from the standpoint of "quality management = quality business," and take corrective and preventive measures to realize continuous improvement. Unicharm Products Co., Ltd., which is in charge of manufacturing, has a Quality Control Department that undertakes the headquarters' functions of quality control. It also has a quality control group in each plant to ensure the quality of the products. The Quality Control Department set up a Quality Assurance Subcommittee at the CSR Committee, to push forward with CSR throughout the company, as a company-wide management review. The subcommittee meets quarterly in a bid to improve product quality with all members of the company working together. With its overseas production plants (in China, South Korea, Taiwan, Thailand and Indonesia) also having

obtained ISO9001 status, the company is working hard to improve quality on a global basis.

(e) Environmental preservation activities is a priority issue of CSR and the Company controls risks concerning the environment by driving forward activities on a top-down basis under the Environment Subcommittee, set up in the CSR Committee. To reduce the environmental impact of its overall business, the Company has established a company-wide environmental action plan to control environmental risks through this mechanism. Almost all offices in Japan have obtained ISO14001 certification.

(f) With regard to risks related to financial reports, the executive officer in charge of accounting specifies important items concerning accounting in accordance with the Decision-Making Authority Regulations, and submits them to the Board of Directors. Once the Board of Directors makes a decision about the disclosure of specific matters, the matters are disclosed in a timely and proper fashion.

(g) To control crisis-related risks, the Company has prepared a crisis management communication manual, which specifies nine risks: 1) quality; 2) environment; 3) merchandise labeling; 4) labor safety; 5) human rights; 6) risks related to suppliers; 7) risks related to the top management (abduction, kidnapping, etc.); 8) disaster; and 9) information systems-related accidents. This manual is aimed at discovering any potential crisis at a very early stage and prescribing preventive measures to be taken in times of normality, and methods and standards for reporting crises when they are discovered. If a crisis should occur, the Company will be able to quickly and accurately grasp the situation and prevent any damage from escalating, while communicating with its stakeholders in a timely and proper manner. To that end, the Company has set up an organization to cope with crises - comprised of an official in charge of risks, a Crisis Management Team (CMT) and a Crisis Response Team (CRT). Thus, the Company has established a human/physical system to handle crisis-related risks.

(h) The Internal Auditing Office, in cooperation with relevant sectors, audits the state of everyday risk control in each division of the Company and its group companies in line with these regulations and manuals.

D. System to ensure efficient execution of duties by directors (Item 3, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

In fiscal 2004, the company started a SAPS management method, which calls for respecting people and attaching importance to the satisfaction felt when objectives are achieved, by compiling its past management methods. The SAPS business model specifies that 50% of the Company's energy should be spent on analyzing the current

state of affairs; the Company should clearly set management objectives, or "targets"; the Company should investigate the true causes of problems from different standpoint; and the Company's time and effort should be concentrated on issues of high priority. In concrete terms, directors are helped to perform their duties according to the following processes.

(a) A company-wide general guidelines will be indicated by the President and CEO put before the Board of Directors in January every year. Company-wide general guideline individual strategies will be prepared based on the company-wide general guidelines decided at the Board of Directors, under the leadership of an executive officer designated in February every year, and then submitted to the Board of Directors. At the same time, personnel will be efficiently allotted to each business unit.

(b) Each business division/functional division will break down the company-wide general guideline individual strategies into each division from February to March every year to prepare consistent divisional policies, which will be submitted to the Business Plan Advisory Committee, with all directors and all auditors as its standing members. In addition to the standing members, relevant executive officers and persons concerned will attend the Business Plan Advisory Committee. Business divisions will prepare business division policies for the latter half of the fiscal year in August and refer them to the Business Plan Advisory Committee. Through the processes mentioned above, the company-wide medium-term business plan and its strategies, which apply to both directors and employees, will be reflected in the strategies and annual/semiannual objectives of each division/office.

(c) The Planning Headquarters and the Accounting Division will work out budgets by business division and by corporation on a six-month basis to materialize the medium-term business plan. The priority of capital spending plans and new businesses will be decided, in principle, based on their contribution to the achievement of the medium-term business plan's targets.

(d) At the Business Execution Board, which is convened every month, the President and CEO will give instructions in advance about the important points of what should be discussed and executive officers in charge of the important points will report measures to cope with the issues. The Accounting Division will report the difference between the budgets by business and by subsidiary, including overseas local units, and their results as well as the reasons for the difference. A teleconference system covering all offices and bases, including overseas bases, will ensure that information is conveyed to all employees.

(e) Any failure to achieve targets will be analyzed and measures to eliminate or reduce such

failures will be developed. The measures will be given to "small groups" to carry out on-site improvement activities by repeatedly searching for the causes of any failure.

(f) The Company has set up a Settlement Committee, chaired by the executive officer in charge of accounting, so that it will be able to efficiently manage its operations by obtaining the understanding of its investors and other stakeholders for our corporate philosophy and our targets, including the vision that we aim to realize under the SAPS plan. The Company is doing its utmost to carry out, without delay, tasks concerning the settlement of accounts and the general meetings of shareholders as well as proper and timely disclosure in accordance with the laws and the Articles of Incorporation. The President and CEO is taking the lead in disclosure of corporate information. The Company will expand functions of the Settlement Committee as an institution to deliberate on matters to be disclosed in a timely fashion throughout the year.

E. System to ensure proper operations in the corporate group comprised of the joint-stock company and its parent company and subsidiaries (Item 5, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(a) The Company and its group companies have a corporate philosophy system comprised of (i) the company credo, (ii) beliefs, pledges and behavioral principles for employees, and (iii) our five key tenets and principles of conduct for employees, all based on three core characteristics fostered since the founding of the Company - 'Securing the No. 1 position by continuing to do its best,' 'theory of changing value,' and 'taking responsiblity' -. "Unicharm's Sayings," which was first established in 1986, revised as a second edition in 1995, and updated in the third edition in 1999 and the fourth edition in 2002, form the corporate climate of Unicharm as a corporate group and serve as the foundation to promote awareness of legal compliance.

(b) The Company has established Decision-Making Authority Regulations, common to the Company and its group companies, to specify which matters require the approval of the parent company and which are to be decided independently by group firms, thus clarifying the corporate group's decision-making process.

(c) To establish internal control in the Company and its group companies, the Company will set up an in-house organization to build internal control in each group company as well as establish a system, under which discussions on internal control at the Company and between group companies are made efficiently and in which common dissemination of information and transmission of instructions and requests can be carried out efficiently.

(d) The Internal Auditing Office of the Company conducts internal audits of the Company and its group companies and reports the results to the President and CEO and auditors.

(e) As mentioned in D (e) above, the Company sets numerical targets for each group firm and each month the Business Execution Board reviews the attainment of numerical targets by corporation, along with the company-wide business numerical goals. Thus, the Company has spread PDCNA (Plan-Do-Check-Next Action) based on the SAPS business method into group companies as well.

(f) The Company has set up a system that enables employees of group companies to directly report issues related to legal compliance, as mentioned in A. (d).

(g) The Company ensures information is shared among all employees by conveying the management philosophy of the management and behavior patterns via "i-navi," a company-wide cross-sectional portal site, and by providing an "e-learning" service, designed to improve employees' capabilities.

F. System when auditors request installation of employees who may assist in auditors' duties (Item 1, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

(a) As a company with a corporate auditor system, the Company has four auditors, two standing auditors and two external auditors.

(b) Auditors do not intend to request the installation of employees to assist auditors in their duties (hereinafter referred to as assistant staff). However, if they do ask for assistant staff to be installed, they will discuss and resolve with directors such matters as the number of such staff, their required abilities, their authority, the organization to which they should belong, and the extent of auditors' authority over them.

(c) The Internal Auditing Office conducts internal audits on items, which are requested by auditors through discussions at the Internal Auditing Report Meeting and the Board of Auditors meeting, and reports the results of the internal audits to the Board of Auditors.

G. Matters concerning independence of employees specified in the preceding item from directors (Item 2, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

When the assistant staff specified in the preceding item are installed, decisions regarding appointments and transfer of power, such as appointment and transfer, shall require the consent of standing auditors in advance in order to secure the independence of the said staff.

H. System concerning reports made by directors and employees to auditors and other reports made to auditors (Item 3, Paragraph 3, Article 100 of the Corporation Law Enforcement

Regulation)

(a) Regulations laying down items that should be reported to auditors will be established as the Board of Directors Regulations through discussions with the Board of Directors. The regulations will include the following items.

1) Items decided at the Board of Directors meeting
2) Items that could cause considerable damage to the Company
3) Important items regarding monthly management status
4) Important items concerning the status of internal auditing and risk management
5) Serious violation of laws and/or the Articles of Incorporation
6) Violation of laws/the Articles of Incorporation and serious violation of ethics, which have been reported to the consultation counter of the Corporate Ethics Office
7) Other important items concerning quality and the environment

(b) Employees may directly report to auditors when they discover serious facts concerning the preceding items 2) and 5).

(c) Meetings auditors attend:

1) Board of Directors meeting
2) Business Planning Advisory meeting
3) Business Execution Board meeting
4) Settlement Committee or (Information Disclosure Committee)
5) Internal Auditing Rèport Meeting
6) Crisis Management Committee
7) CSR Committee/CSR Auditor Report Meeting

(d) Materials, circulars and reports auditors read are those concerning:

1) The President and CEO
2) Legal compliance
3) Risk management
4) Internal audit
5) Changes in accounting policies/establishment (revision and abolishment) of accounting standards, etc.
6) Important lawsuits/disputes
7) Accidents, illegality, complaints and trouble
8) Results of inspection by the authorities and external audit
9) Administrative penalties given by the authorities, etc.

I. System to ensure effective implementation of audit by auditors (Item 4, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

The Board of Auditors shall have a meeting to exchange views with the President and CEO once a month, and with the auditing company every quarter.

(Note) "Employees" used in this basic policy mean "employees" under the Corporation Law.

iv) Status of internal auditing and audit by auditors

Unicharm has established the Internal Auditing Office under the direct control of the President and CEO, as an internal auditing division. The Internal Auditing Office, comprised of four persons, conducts internal audits of operational divisions, prepares internal audit reports describing any matters of concern that it has discovered and recommendations for improvements, reports these to the President and CEO, and then submits them to the Board of Auditors as well as the audited divisions themselves. If it notes any improper matters, it prepares an improvement plan that is executed while the Internal Auditing Office monitors the results.

The Board of Auditors is made up of four individuals—two internal auditors and two external ones—which helps it to further increase the transparency of corporate actions. Each auditor conducts his or her auditing activities by adhering to the auditing policy and execution plan set by the Board of Auditors, and attends major meetings concerning management decision-making as a standing member, thereby helping to achieve corporate governance.

v) The state of financial auditing

The Company appointed Deloitte Touche Tohmatsu as the financial auditor and receives recommendations for operational improvements after each audit. There exists no particular conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

<Names of certified public accountants in charge>

Engagement partners/Managing partners: Takao Goto

Engagement partners/Managing partners: Yoshiaki Kitamura

<Numbers of assistants for financial audit>

4 certified public accountants, 5 junior accountants, 3 other persons

vi) Relationship with external auditors

The external auditor Masahiko Hirata is a former vice president of Matsushita Electric Industrial Co., Ltd. and has successively held prominent positions.

External auditor Haruhiko Takenaka has held positions such as managing director of the Industrial Bank of Japan, Limited (now Mizuho Corporate Bank, Ltd.) and auditor of Nissan Motor Co., Ltd.

There are no business relationships or other vested interests between the Company and the external auditors.

(2) The state of development of risk management system

As regards the risk management system, the Company set up a CSR Department that is in charge of across-the-board supervision of (i) environmental responsiveness, (ii) quality assurance, (iii) compliance with the Pharmaceutical Affairs Law and relevant regulations, (iv) ensuring product safety, and (v) corporate integrity and ethics, which are important issues for Unicharm's business activities, while seeking to drive home the company credo of "proper corporate management" to all employees in order to integrate the maximization of customer satisfaction and the strengthening of corporate competitiveness by striking a balance between environmental and economic necessities. Also, if for some reason there occurs a crisis that may affect the Company internally and/or externally, the Company will seek to contain any damage by rapidly and accurately assessing the situation, and by communicating to affected stakeholders in a timely and proper manner in order to fulfill the corporate social responsibility, while concurrently preparing a crisis management communication manual, delivering it to all divisions involved in operations to protect corporate value, and providing pamphlets that includes guidelines, rules and environmental regulations that must be followed by all regular employees and directors.

(3) Directors' compensation

Compensation to directors and auditors in the fiscal year under review is as follows.

Classification	Directors		Auditors		Total	
	Number of personnel receiving compensation	Amount of compensation (millions of yen)	Number of personnel receiving compensation	Amount of compensation (millions of yen)	Number of personnel receiving compensation	Amount of compensation (millions of yen)
Compensation based on the articles of incorporation or the resolution of shareholders' meeting	6	176	4	31	10	208
Directors' bonus for appropriation of earnings	6	121	2	7	8	128
Total	-	297	-	38	-	336

(Note) There are six directors and four auditors as of the end of fiscal year under review.

(4) Compensation for Audit

The Company appointed Deloitte Touche Tohmatsu as the financial auditor and receives recommendations for operational improvements after each audit. There exists no particular conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

<Compensation to Tomatsu, which is the Company's accounting auditor>

Compensation based on operations specified in section 1, article 2 of Certified Public Accountant Law: ¥62 million (of which the Company pays ¥36 million and consolidated subsidiaries pay ¥25 million)

Compensation other than the above: ¥3 million (of which the Company pays ¥3 million and consolidated subsidiaries pay ¥0 million)

(5) Others

1) The number of directors of the Company is set to be 10 at the maximum in its Articles of Incorporation.

2) In order to facilitate efficient capital policy and dividend policy, the Company has set in its Articles of Incorporation that matters such as dividends of retained earnings that are specified in Paragraph 1, Article 459 of the Corporation Law shall be decided upon resolution of the board of directors' meeting, unless otherwise stipulated by laws and regulations.

Section 5 [Financial Standing]

1. Method of Preparation of Consolidated Financial Statements and Financial Statements

   (1) The consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28 of 1976; hereinafter referred to as "Rules on Consolidated Financial Statements").

   The consolidated financial statements of the Company were prepared in accordance with the pre-revision Rules on Consolidated Financial Statements up until the previous fiscal year (from April 1, 2005 to March 31, 2006) and are prepared in accordance with the revised Rules on Consolidated Financial Statements in the fiscal year under review (from April 1, 2006 to March 31, 2007).

   (2) The financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Financial Statements (Ministry of Finance Ordinance No. 59 of 1963; hereinafter referred to as "Rules on Financial Statements").

   The financial statements of the Company were prepared in accordance with the pre-revision Rules on Financial Statements up until the previous fiscal year (from April 1, 2005 to March 31, 2006) and are prepared in accordance with the revised Rules on Financial Statements the fiscal year under review (from April 1, 2006 to March 31, 2007).

2. Audit Certification

   Pursuant to the provisions of Article 193-2 of Securities and Exchange Law, the Company had Audit Corporation Tohmatsu audit consolidated financial statements covering the previous consolidated fiscal year (April 1, 2005 through March 31, 2006) and the consolidated fiscal year under review (April 1, 2006 through March 31, 2007), and financial statements covering the previous fiscal year (April 1, 2005 through March 31, 2006) and the fiscal year under review (April 1, 2006 through March 31, 2007).

1. [Consolidated Financial Statements, etc.]

(1) [Consolidated Financial Statements]

1) [Consolidated Balance Sheet]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2006) Amount		Percentage (%)	Consolidated Fiscal Year under Review (as of March 31, 2007) Amount		Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits			67,812			65,471	
2 Notes and accounts receivable	*7		33,160			38,011	
3 Marketable securities			12,743			13,112	
4 Inventories			16,176			20,376	
5 Deferred tax assets			2,642			2,638	
6 Other current assets			2,515			3,049	
Allowance for bad debts			(68)			(71)	
Total current assets			134,983	53.9		142,588	53.1
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings and other structures			23,032			25,204	
(2) Machinery, equipment and vehicles			39,052			45,490	
(3) Land	*3		10,143			9,975	
(4) Construction in progress			3,424			4,332	
(5) Other tangible fixed assets			1,458			1,721	
Total tangible fixed assets			77,110	30.8		86,725	32.2
2 Intangible fixed assets							
(1) Goodwill			-			2,724	
(2) Consolidation adjustment account			2,677			-	
(3) Other intangible fixed assets			1,588			1,302	
Total intangible fixed assets			4,265	1.7		4,027	1.5
3 Investments and other assets							
(1) Investment securities	*2		29,599			29,604	
(2) Revaluation of deferred tax assets	*3		226			222	
(3) Other investments			4,739			5,768	
Allowance for bad debts			(571)			(173)	
Total investments and other assets			33,994	13.6		35,422	13.2
Total fixed assets			115,371	46.1		126,175	46.9
Total Assets			250,355	100.0		268,763	100.0

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2006)			Consolidated Fiscal Year under Review (as of March 31, 2007)		
		Amount		Percentage (%)	Amount		Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable	*7		29,547			32,721	
2 Short-term bank loans			8,676			6,981	
3 Accrued expenses			20,876			23,828	
4 Accrued corporate income tax			6,723			3,047	
5 Reserve for bonus payment			3,038			3,161	
6 Reserve for bonus payment to directors			-			191	
7 Other current liabilities			3,782			5,437	
Total current liabilities			72,645	29.0		75,370	28.0
II Long-term liabilities							
1 Long-term debt			677			1,738	
2 Deferred tax liabilities			2,476			4,742	
3 Provision for severance benefits			5,740			6,285	
4 Provision for Directors' severance bonus			1,135			1,198	
5 Other long-term liabilities			2,193			2,378	
Total long-term liabilities			12,223	4.9		16,343	6.1
Total liabilities			84,868	33.9		91,714	34.1
(Minority interests)							
Minority interests			14,304	5.7		-	-
(Shareholders' equity)							
I Common stock	*5		15,992	6.4		-	-
II Additional paid-in capital			18,590	7.4		-	-
III Retained earnings			128,106	51.2		-	-
IV Land revaluation difference	*3		(330)	(0.1)		-	-
V Unrealized gains on available-for-sale securities			6,289	2.5		-	-
VI Foreign currency translation adjustment			(362)	(0.2)		-	-
VII Treasury stocks	*6		(17,105)	(6.8)		-	-
Total shareholders' equity			151,182	60.4		-	-
Total liabilities, minority interests and shareholders' equity			250,355	100.0		-	-

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2006) Amount		Percentage (%)	Consolidated Fiscal Year under Review (as of March 31, 2007) Amount		Percentage (%)
(Net Assets)							
I Shareholders' equity							
1 Common stocks						15,992	
2 Additional paid-in capital						18,590	
3 Retained earnings						140,547	
4 Treasury stocks						(23,119)	
Total shareholders' equity						152,010	56.6
II Valuation and translation adjustments, etc.							
1 Unrealized gains on available-for-sale securities						6,960	
2 Gains (losses) on deferred hedges						4	
3 Land revaluation difference	*3					(324)	
4 Foreign currency translation adjustment						2,513	
Total valuation and translation adjustments, etc.						9,155	3.4
III Minority interests						15,883	5.9
Total net assets						177,049	65.9
Total liabilities and net assets						268,763	100.0

2) [Consolidated Statement of Income]

(Amounts in Millions of Yen)

		Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)			Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)		
Classification	Note No.	Amount		Percentage (%)	Amount		Percentage (%)
I Net sales			270,380	100.0		301,880	100.0
II Cost of sales	*2		153,264	56.7		173,238	57.4
Gross profit			117,116	43.3		128,641	42.6
III Selling, general and administrative expenses	*1		88,584	32.7		98,711	32.7
Operating income	*2		28,531	10.6		29,929	9.9
IV Non-operating income							
1 Interest received		358			615		
2 Dividends received		135			237		
3 Gain on sale of marketable securities		25			55		
4 Subsidies received		216			184		
5 Foreign currency gain or loss		517			338		
6 Other non-operating income		491	1,746	0.6	466	1,897	0.7
V Non-operating expenses							
1 Interest paid		304			412		
2 Sales discount		1,021			1,221		
3 Other non-operating expenses		169	1,496	0.6	121	1,755	0.6
Ordinary income			28,781	10.6		30,071	10.0
VI Extraordinary profit							
1 Gain on sale of fixed assets	*3	25			173		
2 Gain on sale of investment securities		853			33		
3 Gain on sale of stock of affiliates		229			-		
4 Gain on reversal of allowance for bad debts		213			8		
5 Other extraordinary profit	*4	181	1,504	0.6	9	225	0.1
VII Extraordinary loss							
1 Loss on disposal of fixed assets		935			792		
2 Loss on evaluation of investment securities		3			8		
3 Provision of reserve for employee severance benefits	*6	250			250		
4 Impairment loss	*5	281			-		
5 Loss on changes in equity of consolidated subsidiary		54			16		
6 Other extraordinary loss		194	1,719	0.6	150	1,218	0.5
Income before taxes and other adjustments			28,566	10.6		29,078	9.6
Corporate income tax, inhabitant tax and business tax		11,013			10,062		
Adjustments on corporate income tax, etc.		451	11,465	4.2	1,890	11,952	4.0
Minority interests in net income			1,813	0.7		2,067	0.6
Net income			15,287	5.7		15,058	5.0

3) [Consolidated Statement of Retained Earnings]

(Millions of Yen)

Classification	Note No.	Previous Fiscal Year under Review (April 1, 2005 – March 31, 2006) Amount	
(Capital surplus)			
I Capital surplus at beginning of period			18,590
II Capital surplus at end of period			18,590
(Retained earnings)			
I Retained earnings at beginning of period			114,411
II Retained earnings increased			
Net income		15,287	
Increase due to a change in fiscal year-end of consolidated subsidiaries		539	
Reversal of land revaluation difference		20	15,847
III Retained earnings decreased			
1 Dividends		2,043	
2 Directors' bonus		109	2,152
IV Retained earnings at end of period			128,106

4) [Consolidated Statement of Changes in Shareholders' Equity]

Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the consolidated fiscal year					
Payment of dividends			(2,463)		(2,463)
Net income			15,058		15,058
Directors' bonus			(149)		(149)
Acquisition of treasury stocks				(6,014)	(6,014)
Reversal of land revaluation difference			(5)		(5)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year					-
Total changes during the consolidated fiscal year	-	-	12,440	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	140,547	(23,119)	152,010

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	6,289	-	(330)	(362)	5,596	14,304	165,486
Changes during the consolidated fiscal year							
Payment of dividends					-		(2,463)
Net income					-		15,058
Directors' bonus					-		(149)
Acquisition of treasury stocks					-		(6,014)
Reversal of land revaluation difference					-		(5)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year	671	4	5	2,876	3,558	1,578	5,136
Total changes during the consolidated fiscal year	671	4	5	2,876	3,558	1,578	11,562
Balance as of March 31, 2007	6,960	4	(324)	2,513	9,155	15,883	177,049

5) [Consolidated Statement of Cash Flows]

(Millions of Yen)

		Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
Classification	Note No.	Amount	Amount
I Cash flows from operating activities			
1 Income before tax and other adjustments		28,566	29,078
2 Depreciation expense		13,062	13,184
3 Impairment loss		281	-
4 (Decrease) in allowance for bad debts		(453)	(395)
5 Increase in reserve for employee severance benefits		895	319
6 Increase (decrease) in reserve for directors' severance bonus		(42)	62
7 Receipt of interest and dividends		(494)	(852)
8 Payment of interest		304	412
9 Gain on sale of investment securities		(853)	(33)
10 Gain on sale of stock of affiliates		(229)	-
11 Loss on evaluation of investment securities		3	8
12 Gain on sale of fixed assets		(25)	(173)
13 Loss on disposal of fixed assets		935	792
14 (Increase) in trade receivables		(2,389)	(4,851)
15 (Increase) in inventories		(1,820)	(3,956)
16 Increase in trade payables		3,442	2,576
17 Increase in other current liabilities		2,771	5,091
18 Other		(313)	365
Sub-total		43,642	41,629
19 Amount of interest and dividend received		690	847
20 Amount of interest paid		(251)	(410)
21 Amount of corporate tax, etc. paid		(7,192)	(13,708)
Cash flows from operating activities		36,888	28,357
II Cash flows from investing activities			
1 Expenditure on acquisition of marketable securities		(47,558)	(95,688)
2 Income from sale and redemption of marketable securities		40,298	99,427
3 Expenditure on acquisition of tangible fixed assets		(13,296)	(20,760)
4 Income from sale of tangible fixed assets		418	567
5 Expenditure on acquisition of intangible fixed assets		(312)	(546)
6 Expenditure on acquisition of investment securities		(3,857)	(3,012)
7 Income from sale and redemption of investment securities		4,654	136
8 Proceeds from partial sale of affiliates' stock		490	-
9 Proceeds from purchase of subsidiaries' stock accompanying changes in the scope of consolidation		455	-
10 Expenditure on purchase of subsidiaries' stock accompanying changes in the scope of consolidation	*2	(4,214)	(574)
11 Income from cancellation of insurance reserve fund		2,929	-
12 Other		(259)	122
Cash flows from investing activities		(20,251)	(20,328)

(Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) Amount	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007) Amount
III Cash flows from financing activities			
1 Net increase (decrease) in short-term bank loans		1,688	(2,499)
2 Income from incurrence of long-term debt		35	1,177
3 Expenditure on repayment of long-term debt		(258)	(65)
4 Expenditure on redemption of corporate bonds		(1,000)	-
5 Income from receipt of payment from minority shareholders		965	-
6 Expenditure on additional acquisition of stocks of affiliates		(132)	-
7 Expenditure on acquisition of treasury stocks		(4,980)	(6,014)
8 Amount of dividends paid		(2,048)	(2,461)
9 Amount of dividends paid to minority shareholders		(487)	(931)
Cash flows from financing activities		(6,217)	(10,795)
IV Currency translation effect on cash and cash equivalents		499	567
V Increase (decrease) in cash and cash equivalents		10,918	(2,199)
VI Amount of cash and cash equivalents outstanding at beginning of period		56,359	67,649
VII Increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries		371	-
VIII Amount of cash and cash equivalents outstanding at end of period		67,649	65,449

Important Matters Affecting the Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006– March 31, 2007)
1. Matters related to the scope of consolidation All 24 subsidiaries of the Company are consolidated. The names of the main consolidated companies are omitted because they are listed in "4. Affiliates" under "Section 1 General Status of the Company". The Company acquired additional shares in Unicharm Mölnlycke K.K., thereby turning it from an affiliate into a consolidated subsidiary from the beginning of the fiscal year under review. The Company also acquired shares in the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: Unicharm Gulf Hygienic Industries Ltd.	1. Matters related to the scope of consolidation All 26 subsidiaries of the Company are consolidated. The names of the main consolidated companies are omitted because they are listed in "4. Affiliates" under "Section 1 General Status of the Company". The Company established the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: UNI-CHARM (VIETNAM) Co., Ltd. Unicharm Products Co., Ltd., a consolidated subsidiary of the Company, acquired shares in the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: Mieux Products Co., Ltd.
2. Application of equity method The equity method was applied to one affiliate of the Company. Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method The equity method was applied to one affiliate of the Company. Name of main affiliate: The Fun Co., Ltd
3. Matters related to fiscal year, etc. of consolidated subsidiaries Fiscal closing dates for consolidated subsidiaries and equity method companies are the same as the fiscal closing date of the Company except for the following: The fiscal closing date for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date. From the fiscal year under review, the fiscal closing date for United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other companies has been changed from December 31 to March 31. As a result of these changes, an increase in retained earnings of ¥539 million for the period between January 1, 2005 and March 31, 2005 is posted in the consolidated statement of retained earnings as increase in retained earnings, due to changes in the fiscal period of consolidated subsidiaries. In the statement of cash flows, an increase in cash and cash equivalents of ¥371 million for the same period is recorded as increase in cash and cash equivalents due to changes in the fiscal period of consolidated subsidiaries.	3. Matters related to fiscal year, etc. of consolidated subsidiaries Fiscal closing dates for consolidated subsidiaries and equity method companies are the same as the fiscal closing date of the Company except for the following: The fiscal closing date for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.
4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Amortized cost method (straight-line method) Other marketable securities Marketable securities with fair market value … Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … To be stated at cost based on the moving-average method	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … Same as left

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006– March 31, 2007)
2) Inventories Products and merchandise … Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method) Raw materials … Stated at cost based on the moving-average method (for some of the consolidated subsidiaries, at cost based on the periodic average method) Work in process … Stated at cost based on the periodic average method Supplies … Stated at cost based on the periodic average method 3) Derivative transactions … Stated at market value based on the market price, etc. as of fiscal closing date	2) Inventories Products and merchandise … Same as left Raw materials … Same as left Work in process … Same as left Supplies … Same as left 3) Derivative transactions … Same as left
(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998 Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 20 years 2) Intangible fixed assets … By straight-line method Standard useful years are 5 years for goodwill; internally estimated useful life (5 years) for software (for internal use) (3) Accounting for deferred assets New share issuing expense … The entire amount was treated as an expense when it was incurred. (4) Appropriation standard applicable to important provisions 1) Allowance for bad debts … In order to provide for losses from bad debts, the Company and its consolidated subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims. 2) Provision for employees' bonus … An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus. 3) —	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Same as left 2) Intangible fixed assets … By straight-line method Standard useful years are internally estimated useful life (5 years) for software (for internal use) (3) — (4) Appropriation standard applicable to important provisions 1) Allowance for bad debts … Same as left 2) Provision for employees' bonus … Same as left 3) Provision for directors' bonuses … To provide for payment of directors' bonuses, the Company appropriates the amount of bonus obligations as of the end of the consolidated fiscal year under review, based on the estimated amount of payment as of the end of the consolidated fiscal year under review. (Changes in accounting policies) Effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥191 million each in comparison with the amount calculated in accordance with the conventional method. The effect of this change on the segment information is stated in the relevant section.

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
4) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	4) Provision for employees' severance benefits ... Same as left.
5) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	5) Provision for directors' severance bonus ... Same as left
(5) Criteria for converting important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are converted into Japanese Yen at an average foreign exchange rate for the relevant period, and the conversion difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.	(5) Criteria for converting important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are converted into Japanese Yen at an average foreign exchange rate for the relevant period, and the conversion difference is included in the accounts of minority interests and foreign exchange translation adjustments within net assets.
(6) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(6) Method of treating important lease transactions Same as left
(7) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(7) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging ... Exchange contracts Subject of hedging ... Scheduled foreign currency- denominated transactions	2) Method and subject of hedging Method of hedging ... Same as left Subject of hedging ... Same as left
3) Hedging policy As for exchange contracts methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	3) Hedging policy ... Same as left
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	4) Method of assessing effectiveness of hedging Same as left
(8) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(8) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
5 Matters related to valuation of assets and liabilities of consolidated subsidiaries Assets and liabilities of consolidated subsidiaries are evaluated in accordance with mark-to-market method.	5 Matters related to valuation of assets and liabilities of consolidated subsidiaries Same as left
6 Matters related to amortization of consolidation adjustment account For important items in the consolidation adjustment account, the Company estimates the periods over which investment effects are identified on an individual basis and amortizes them evenly within 20 years of the date of their occurrence. Other items are amortized on the date of their occurrence. Changes in the period of amortization for items in the consolidation adjustment account Important items in the consolidation adjustment account were evenly amortized within 5 years of the date of their occurrence, as is conventional practice. However, starting from the fiscal year under review, the method of amortization of important items in the consolidation adjustment account has been changed to one in which the period of investment effect of these items is estimated on an individual basis and evenly amortized over the reasonable period of 20 years. The Company acquired shares of Gulf Hygienic Industries Ltd., a company in Saudi Arabia, and made it a subsidiary in December 2005 to further expand business development in Asia, which will be our strategic base in the future. From now on, we need to review the period of investment recovery to promote proactive investment activities over the long-term for future business expansion, such as business tie-ups and turning companies into subsidiaries. As a result, the effects of investment are likely to last longer than the conventional amortization period of 5 years, and we decided that it is appropriate to change the amortization period to 20 years to appropriately reflect the influence of investment in the earnings.	6 Matters related to the amortization of goodwill For important items in the goodwill, the Company estimates the periods over which investment effects are identified on an individual basis and amortizes them evenly within 20 years of the date of their occurrence. Other items are amortized on the date of their occurrence.
7 Matters related to the treatment of items of appropriation of earnings, etc. A Consolidated Statement of Retained Earnings was created for appropriation of earnings of consolidated companies based on appropriation of earnings fixed during the fiscal year.	7 —
8 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	8 Scope of funds in the consolidated statement of cash flows Same as left

(Changes in Accounting Treatment)

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
—	(Accounting standards for the presentation of net assets in the balance sheet) Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The above change has had no influence on profit and loss. The amount of what was previously presented as "Shareholders' Equity" was ¥161,161 million. Because of the amendment of Rules on Consolidated Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Rules on Consolidated Financial Statements.

(Change in Method of Presentation)

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
(Consolidated Statement of Income) "Reversal of allowance for bad debts," which was included in "Other extraordinary profit" in previous fiscal year (¥57 million in the previous fiscal year), is separately recorded from the fiscal year under review as it exceeded 10 percent of total extraordinary profit.	(Consolidated Balance Sheet) Effective from the consolidated fiscal year under review, consolidation adjustment account and business right are presented as "Goodwill," based on the amended Financial Statements Regulations. During the previous consolidated fiscal year, business rights of ¥234 million were posted in "Other intangible fixed asset" for an intangible fixed asset in the consolidated balance sheet.

Notes

(Consolidated Balance Sheet) (Amounts in Notes 1 through 5 and 7 Expressed in Millions of Yen)

Previous Consolidated Fiscal Year (as of March 31, 2006)	Consolidated Fiscal Year under Review (as of March 31, 2007)
*1 Accumulated depreciation of tangible fixed assets: 111,463	*1 Accumulated depreciation of tangible fixed assets: 123,280
*2 Pledged assets relating to affiliates are as follows: Investment securities (equities): 81	*2 Pledged assets relating to affiliates are as follows: Investment securities (equities): 87
*3 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in shareholders' equity as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (458)	*3 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in net assets as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (441)
4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 194	4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 104
*5 Total number of outstanding shares Common stocks: 68,981,000 shares	*5 —
*6 The state of shareholdings of treasury stocks Number of shares of the Company held by its consolidated companies, non-consolidated equity-method companies and affiliates is as follows: Common stocks: 3,611,000 shares	*6 —
*7 —	*7 Bills at maturity on the end of the consolidated fiscal year are accounted assuming they are settled on the date of maturity. As the end of the consolidated fiscal year under review was a bank holiday, the following bills at maturity on the end of the consolidated fiscal year are excluded from the balance as of the end of the consolidated fiscal year under review: Notes receivable 149 Notes payable 427

(Consolidated Statement of Income)

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)	
*1 Breakdown of main items in selling, general and administrative expenses		*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	15,214	Sales-related transportation expense	17,279
Sales promotion expense	27,688	Sales promotion expense	31,734
Advertising expense	9,002	Advertising expense	10,116
Employees' salaries and bonus	9,775	Employees' salaries and bonus	10,876
Amount newly categorized as provision for employees' bonus	1,421	Amount newly categorized as provision for employees' bonus	1,307
Amount newly categorized as provision for severance benefits	950	Amount newly categorized as provision for bonus to directors	191
Amount newly categorized as provision for directors' severance bonus	47	Amount newly categorized as provision for severance benefits	938
Depreciation expense	1,444	Amount newly categorized as provision for directors' severance bonus	64
		Depreciation expense	1,281
*2 Research and development expenses included in selling, general and administrative expenses and manufacturing costs incurred in the fiscal year under review were ¥4,018 million.		*2 Research and development expenses included in selling, general and administrative expenses and manufacturing costs incurred in the fiscal year under review were ¥4,331 million.	
*3 Breakdown of main items in gain on sale of fixed assets		*3 Breakdown of main items in gain on sale of fixed assets	
Buildings and other structures	2	Buildings and other structures	157
Land	23	Machinery, equipment and vehicles	12
		Land	4
*4 Breakdown of main items in loss on disposal of fixed assets		*4 Breakdown of main items in loss on disposal of fixed assets	
Loss on disposal of fixed assets		Loss on disposal of fixed assets	
Buildings and other structures	118	Buildings and other structures	52
Machinery, equipment and vehicles	626	Machinery, equipment and vehicles	475
Removal expense	98	Removal expense	28
Other	71	Other	58
Loss on sales of fixed assets		Loss on sales of fixed assets	
Land	16	Buildings and other structures	1
Other	3	Machinery, equipment and vehicles	39
		Land	134

<table>
<tr><th>Previous Consolidated Fiscal Year
(April 1, 2005 – March 31, 2006)</th><th>Consolidated Fiscal Year under Review
(April 1, 2006 – March 31, 2007)</th></tr>
<tr><td>*5 Impairment loss
The Unicharm Group reported impairment losses for the following asset groups:
<table><tr><th>Location</th><th>Asset type</th><th>Impairment loss (Millions of Yen)</th></tr><tr><td>Minato-ku, Tokyo</td><td>Software</td><td>281</td></tr></table>
The Unicharm Group accounts for earnings and expenses by business unit. We introduced the relevant software to rationalize business management of the group. However, we reviewed its profitability because it became necessary to revise the initial introduction plan at the end of the fiscal year under review. As a result, we reduced the book value of the software to a recoverable amount, because its future cash flows fell below the carrying value of investment. The relevant reduction (¥281 million) was treated as an impairment loss and reported as an extraordinary loss. The recoverable value of the software is measured by its use value, and is computed by discounting its future cash flows at 4.3%.</td><td>*5 —</td></tr>
<tr><td>*6 Provision for accrued retirement benefits for employees
Following changes in accounting standards in the Netherlands, Uni.Charm Molnlycke B.V. recorded provision for accrued retirement benefits for employees for retroactive years of ¥250 million from the fiscal year under review.</td><td>*6 Provision for accrued retirement benefits for employees
United Charm Co., Ltd. changed its retirement benefit system as of the end of the consolidated fiscal year under review and posted provision for accrued retirement benefit for previous year of ¥250 million.</td></tr>
</table>

(Items related to the Consolidated Statements of Shareholders' Equity)

Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

1. Items related to outstanding shares and treasury stocks (Unit: Shares)

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year	Increase	Decrease	Balance at the End of the Consolidated Fiscal Year under Review
Outstanding shares				
Common stocks	68,981,591	-	-	68,981,591
Treasury stocks				
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares

2. Increase from purchase of treasury stocks: 943,000 shares

2. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2006	Common stock	1,045	16	March 31, 2006	June 29, 2006
Board Meeting held on October 27, 2006	Common stock	1,417	22	September 30, 2006	December 8, 2006

(2) Dividends for which record date falls in the consolidated fiscal under review but for which effective date comes after the consolidated fiscal year

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on May 28, 2007	Common stock	Retained earnings	1,417	22	March 31, 2007	June 11, 2007

(Consolidated Statement of Cash Flows) (Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)		Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)	
1 Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:		1. Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:	
Cash and deposits	67,812	Cash and deposits	65,471
Marketable securities	12,743	Marketable securities	13,112
Total	80,556	Total	78,583
Term deposits with terms exceeding three months	163	Term deposits with terms exceeding three months	22
Stocks and beneficiary certificates of securities investment trust	12,743	Stocks and beneficiary certificates of securities investment trust	13,112
Cash and cash equivalents	67,649	Cash and cash equivalents	65,449
*2 The breakdown of assets and liabilities of newly consolidated subsidiaries at the start of consolidation following acquisition of shares and the relationship between the acquisition cost and expenses (net) due to the acquisition are as follows:		*2	—
Unicharm Gulf Hygienic Industries Ltd. (as of December 31, 2005)			
Current assets	3,390		
Fixed assets	3,884		
Consolidation adjustment account	2,711		
Current liabilities	(3,041)		
Long-term liabilities	(832)		
Minority interests	(1,666)		
Acquisition cost of newly consolidated subsidiaries	4,446		
Cash and cash equivalents of newly consolidated subsidiaries	(232)		
Difference: Expenses due to the acquisition of shares of subsidiaries that accompany changes in the scope of consolidation	4,214		

(Lease Transactions)

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Machinery, equipment, vehicles, etc.
Amount equivalent to cost of acquiring 975	Amount equivalent to cost of acquiring 324
Amount equivalent to accumulated depreciation 879	Amount equivalent to accumulated depreciation 81
Amount equivalent to amount outstanding as of the end of fiscal year 95	Amount equivalent to amount outstanding as of the end of fiscal year 243
Note The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Note Same as left
2) Amount equivalent to unearned leasing fees as of the end of the period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 84	One year or less 93
Over one year 11	Over one year 150
Total 95	Total 243
Note The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Note Same as left
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 174	Leasing fees payable 129
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Same as left
2 Operating lease transactions	2 Operating lease transactions
Unearned leasing fees	Unearned leasing fees
One year or less 4	One year or less 2
Over one year 2	Over one year -
Total 6	Total 2

(Marketable Securities)

As of End of Previous Consolidated Fiscal Year

1. Held-to-maturity bonds with market value (March 31, 2006) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Bonds which have market value that exceed the amount reported on the consolidated balance sheet	Government bonds, local public bonds, etc.	0	0	0
	Sub Total	0	0	0
Bonds which have market value that does not exceed the amount reported on the consolidated balance sheet	Government bonds, local public bonds, etc.	10	10	0
	Sub Total	10	10	0
Total		10	10	0

2. Other marketable securities with market value (March 31, 2006) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Other marketable securities for which amounts reported on the consolidated balance sheet exceed the acquisition costs	1) Stocks	2,474	14,234	11,759
	2) Bonds	1,000	1,000	0
	3) Other	1,710	1,710	0
	Sub Total	5,184	16,944	7,760
Other marketable securities for which amounts reported on the consolidated balance sheet do not exceed the acquisition costs	1) Stocks	2	2	(0)
	2) Bonds	11,952	10,819	(1,132)
	Sub Total	11,954	10,821	(1,133)
Total		17,139	27,765	10,626

3. Other marketable securities sold-off in the consolidated fiscal year under review (from April 1, 2005 to March 31, 2006) (Millions of Yen)

	Proceeds	Total gains on sale	Total losses on sale
Stocks	2,612	853	-
Other	17,757	25	9
Total	20,369	879	9

(Note) Besides the above, the Company reported a gain on sale of investment securities of ¥27 million and loss on sale of investment securities of ¥14 million. These investment securities are or were held by an investment partnership in which the Company has a stake.

4. Major marketable securities not valued at market and amounts reported on the consolidated balance sheet (excluding 1 above) (as of March 31, 2006) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Corporate bonds	2,000
Other	8,999
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	379
Other	107

5. Other marketable securities with maturities and prospective amounts of redemption for bonds held to maturity (as of March 31, 2006) (Millions of Yen)

	Due within one year	Due after one and up to five years	Due after five and up to ten years	Due after ten years
Held-to-maturity bonds				
Government bonds, local public bonds, etc.	10	-	-	-
Other	8,999	0	-	2,000
Other marketable securities				
Bonds	2,024	5,511	404	3,879
Other	1,710	-	-	-
Total	12,743	5,511	404	5,879

As of End of Consolidated Fiscal Year under Review

1. Held-to-maturity bonds with market value (March 31, 2007) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Bonds which have market value that does not exceed the amount reported on the consolidated balance sheet	Corporate bonds	2,000	1,912	(87)
	Sub Total	2,000	1,912	(87)
Total		2,000	1,912	(87)

2. Other marketable securities with market value (March 31, 2007) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Other marketable securities for which amounts reported on the consolidated balance sheet exceed the acquisition costs	1) Stocks	5,400	18,233	12,832
	2) Bonds	1,000	1,001	1
	3) Other	2,296	2,296	0
	Sub Total	8,697	21,531	12,834
Other marketable securities for which amounts reported on the consolidated balance sheet do not exceed the acquisition costs	1) Stocks	83	75	(8)
	2) Bonds	9,928	8,865	(1,062)
	Sub Total	10,011	8,941	(1,070)
Total		18,709	30,473	11,763

3. Other marketable securities sold-off in the consolidated fiscal year under review (from April 1, 2006 to March 31, 2007) (Millions of Yen)

	Proceeds	Total gains on sale	Total losses on sale
Stocks	133	33	-
Other	6,016	55	-
Total	6,149	88	-

(Note) Besides the above, the Company reported a gain on sale of investment securities of ¥0 million and loss on sale of investment securities of ¥9 million. These investment securities are or were held by an investment partnership in which the Company has a stake.

4. Major marketable securities not valued at market and amounts reported on the consolidated balance sheet (excluding 1 above) (as of March 31, 2007) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Commercial paper	6,797
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	274
Other	83

5. Other marketable securities with maturities and prospective amounts of redemption for bonds held to maturity (as of March 31, 2007) (Millions of Yen)

	Due within one year	Due after one and up to five years	Due after five and up to ten years	Due after ten years
Held-to-maturity bonds				
Bonds	-	-	-	2,000
Commercial paper	6,797	-	-	-
Other marketable securities				
Bonds	4,017	1,907	-	3,942
Other	2,296	-	-	-
Total	13,112	1,907	-	5,942

(Derivative Transactions)

1 Matters related to transaction condition

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
(1) Details of transactions The Company and its consolidated subsidiaries use forward exchange contracts for currency related transactions. The Company's bond transactions include integrated financial instruments incorporating derivatives. The Unicharm Group carries out hedging accounting using derivative transactions.	(1) Details of transactions Same as left
1) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency-denominated transactions	1) Method and subject of hedging Method of hedging … Same as left Subject of hedging … Same as left
2) Hedging policy As for exchange contracts and currency options methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	2) Hedging policy Same as left
3) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	3) Method of assessing effectiveness of hedging Same as left
(2) Undertaking policy The Company uses derivative transactions basically within the limits of outstanding balance of foreign currency-denominated monetary obligation and within the scope necessary based on actual imports concerning normal foreign currency-denominated business transactions. The Company uses integrated financial instruments incorporating derivatives within the limit of excess funds. Moreover, we do not use derivative transactions for speculative purposes.	(2) Undertaking policy Same as left
(3) Purpose of using derivative transactions The Unicharm Group uses foreign exchange contracts, etc., for the purpose of avoiding exchange-rate fluctuations concerning trade liability within the limit of normal transactions. The Company uses integrated financial instruments incorporating derivatives for the purpose of efficient management of mid-and long-term excess funds.	(3) Purpose of using derivative transactions Same as left

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)
(4) Details of transaction risks The market risk of derivative transactions, which the Company uses for hedging purposes, is reduced by gains and losses generated by assets and liabilities that are the target of hedging. Credit swaps involves risks such as bankruptcies of reference companies, defaults of underlying bonds and insolvencies of swap counterparties, and asset swaps are exposed to risks such as defaults of underlying bonds, future interest changes and insolvencies of swap counterparties. Note, however, that the Company only uses integrated financial instruments that include bonds and underlying bonds of reference companies with high credit ratings. In the meantime, the Company limits transactions with financial institutions to those that have high credit ratings, in order to avoid as far as possible the credit risk incurred by any breach of contracts by the counterparties.	(4) Details of transaction risks Same as left
(5) Risk management system concerning transactions The basic policy of derivative transactions of the Unicharm Group is determined at the Board of Directors' Meeting, and the accounting departments of each group company are in charge of execution and management of transactions. The Company judges the pros and cons of the acquisition of integrated financial instruments in accordance with Settlement Authorities Regulation on a case-by-case basis, and the accounting department is in charge of executing and managing transactions.	(5) Risk management system concerning transactions Same as left

2. Matters related to market value of transaction

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Type	Previous Consolidated Fiscal Year (As of March 31, 2006)				Consolidated Fiscal Year under Review (As of March 31, 2007)			
	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions								
Credit default swaps	6,000	4,000	26	26	4,000	4,000	10	10
Exchange contract transaction								
Long position								
Yen	-	-	-	-	669	-	669	0
Total	6,000	4,000	26	26	4,669	4,000	679	10

(Notes) 1. Method of computing market value
Credit default swaps - Based on price indicated by financial institutions involved in trade
Exchange contract transaction - Based on price indicated by financial institutions involved in trade
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.
5. The Company plans to use exchange contract transactions for settling export transactions with overseas consolidated subsidiaries.

(Severance Benefit)

<table>
<tr><th>Previous Consolidated Fiscal Year
(April 1, 2005 – March 31, 2006)</th><th>Consolidated Fiscal Year under Review
(April 1, 2006 – March 31, 2007)</th></tr>
<tr><td>1. Outline of the severance benefit plan adopted
The Company and its domestic subsidiaries introduced a defined-benefit corporate pension fund program and termination allowance plan as a defined-benefit pension program. In the meantime, the Company and its domestic subsidiaries may provide a special severance package that will be processed as retirement benefit expenses, etc. when the relevant benefits are conferred upon employee retirement.</td><td>1. Outline of the severance benefit plan adopted
Same as left</td></tr>
<tr><td>2. Matters related to retirement benefit obligations
(Millions of Yen)
1. Retirement benefit obligations (19,286)
2. Pension assets 15,241
3. Unfunded severance benefit obligations (1 + 2) (4,044)
4. Unrecognized past service liabilities 487
5. Unrecognized actuarial difference 670
6. Provision for severance benefits (5,740)
7. Prepaid pension costs 2,854</td><td>2. Matters related to retirement benefit obligations
(Millions of Yen)
1. Retirement benefit obligations (20,823)
2. Pension assets 17,413
3. Unfunded severance benefit obligations (1 + 2) (3,409)
4. Unrecognized past service liabilities 334
5. Unrecognized actuarial difference 642
6. Provision for severance benefits (6,285)
7. Prepaid pension costs 3,852</td></tr>
<tr><td>3. Matters related to retirement benefit costs
(Millions of Yen)
1. Service costs 1,439
2. Interest expenses 358
3. Matters related to other retirement benefit costs
Past service liabilities expensed 159
Actuarial difference expensed 460
Expected rate of return (334)
4. Severance benefit costs 2,082</td><td>3. Matters related to retirement benefit costs
(Millions of Yen)
1. Service costs 1,457
2. Interest expenses 385
3. Matters related to other retirement benefit costs
Past service liabilities expensed 403
Actuarial difference expensed 240
Expected rate of return (457)
4. Severance benefit costs 2,030</td></tr>
<tr><td>4. Matters related to basic calculation of severance benefit obligations
1. Discount rate: Set by the retirement benefit system in accordance with the average period up to the expected payment date of retirement benefit. 2.0%
2. Expected rate of return 3.0%
3. Method of periodic allocation for estimated severance benefits
Fixed for the term
4. Items related to the basics of calculation of other retirement pay obligations.
Amortization years of past service liabilities 5 years
Amortization years of actuarial difference 10 years</td><td>4. Matters related to basic calculation of severance benefit obligations
1. Discount rate: Set by the retirement benefit system in accordance with the average period up to the expected payment date of retirement benefit. 2.0%
2. Expected rate of return 3.0%
3. Method of periodic allocation for estimated severance benefits
Fixed for the term
4. Items related to the basics of calculation of other retirement pay obligations.
Amortization years of past service liabilities 5 years
Amortization years of actuarial difference 10 years</td></tr>
</table>

(Tax Effect Accounting)

Previous Consolidated Fiscal Year (As of March 31, 2006)		Consolidated Fiscal Year under Review (As of March 31, 2007)	
1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual		1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual	
(Deferred tax assets)	(Millions of Yen)	(Deferred tax assets)	(Millions of Yen)
1) Current assets		1) Current assets	
Accrued business tax	547	Accrued business tax	516
Reserve for bonus payment	1,113	Reserve for bonus payment	1,144
Unrealized profit	55	Unrealized profit	78
Sales promotion account payable	543	Sales promotion account payable	503
Other	382	Other	421
Total	2,642	Total	2,664
2) Fixed assets		2) Fixed assets	
Investment securities	1,034	Investment securities	1,060
Provision for severance benefits	1,115	Provision for severance benefits	2,267
Provision for Directors' severance bonus	462	Provision for Directors' severance bonus	487
Allowance for bad debts	137	Allowance for bad debts	65
Impairment loss	849	Impairment loss	167
Other	984	Operating loss for tax purposes	113
Total	4,583	Other	850
Valuation reserve	0	Total	5,013
Total deferred tax assets	7,226	Valuation reserve	(208)
		Total deferred tax assets	7,469
(Deferred tax liabilities)	(Millions of Yen)	(Deferred tax liabilities)	(Millions of Yen)
1) Current liabilities		1) Current liabilities	
Other	0	Other	(5)
Total	0	Total	(5)
2) Fixed liabilities		2) Fixed liabilities	
Earned surplus	(1,466)	Earned surplus	(2,314)
Unrealized gains on available-for-sale securities	(4,302)	Unrealized gains on available-for-sale securities	(4,787)
Other	(1,292)	Prepaid pension expenses	(1,578)
Total	(7,060)	Other	(886)
Total deferred tax liabilities	(7,060)	Total deferred tax liabilities (Fixed liabilities)	(9,567)
Net deferred tax assets (or liabilities)		Total deferred tax liabilities	(9,573)
Deferred tax assets (Current)	2,642	Net deferred tax assets (or liabilities)	
Deferred tax liabilities (Fixed)	(2,476)	Deferred tax assets (Current)	2,638
		Deferred tax liabilities (Fixed)	(4,742)
(Deferred tax assets related to revaluation)	(Millions of Yen)	(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	226	Land	222
2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason		2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason	
For consolidated fiscal year under review, as difference between the statutory effective rate and the applicable corporate tax rate after the adoption of tax effect accounting is below 5% of the statutory effective tax rate, notes are omitted.		Same as left	

(Matters Related to Stock Options)

Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

Details, size and changes in stock options

(1) Details of stock options

Company name	Unicharm Corporation	Unicharm Corporation
Date of resolution	June 27, 2003	June 29, 2004
Category and number of grantees (persons)	Director and Corporate Auditor of the Company: 9 Director and Corporate Auditor of subsidiaries of the Company: 6 Employees of the Company: 1,066 Employees of subsidiaries of the Company: 737 Others (Note 1): 77	Director and Corporate Auditor of the Company: 10 Director and Corporate Auditor of subsidiaries of the Company: 2 Employees of the Company: 1,202 Employees of subsidiaries of the Company: 1,232 Others (Note 1): 86
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 533,600	Common stocks: 692,100
Date of grant	October 1, 2003	October 1, 2004
Vesting conditions	1) Market price of the common stock of the Company shall be ¥8,200 at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.	1) Market price of the common stock of the Company shall be ¥8,200 at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain to as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.
Requisite service period	From October 1, 2003 to June 30, 2006	From October 1, 2004 to June 30, 2007
Exercise period	From July 1, 2006 to June 30, 2008	From July 1, 2007 to June 30, 2009

Company name	Unicharm PetCare Corporation
Date of resolution	June 24, 2002
Category and number of grantees (persons)	Director of the company: 3 Employees of the company: 169
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 718,000
Date of grant	October 1, 2002
Vesting conditions	Grantees shall remain as directors (including corporate auditors), executive officers or employees of the Company, its subsidiaries or affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where grantees should retire upon the expiration of the term or retire due to involuntary reasons as specified in employment regulations of the Company or its affiliates, or other case where the board of directors' meeting of the Company should exceptionally approve holding and exercise of stock options thereafter.
Requisite service period	From October 1, 2002 to June 30, 2004
Exercise period	From July 1, 2004 to June 30, 2008

(Notes)

1. Directors who retired upon expiration of the term and employees who retired upon reaching the mandatory retirement age, etc.
2. Number of stock options is listed in terms of shares.

(2) Size and changes in stock options

1) Number of stock options

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Before the right is vested			
Beginning of the term (shares)	544,600	705,700	-
Granting of the right (shares)	-	-	-
Invalidation of the right (shares)	11,000	13,600	-
Right vested (shares)	-	-	-
Unvested stock options (shares)	533,600	692,100	-
After the right is vested			
Beginning of the term (shares)	-	-	160,000
Right vested (shares)	-	-	-
Exercise of the right (shares)	-	-	122,000
Invalidation of the right (shares)	-	-	-
Unexercised stock options (shares)	-	-	38,000

(Note) Number of stock options is listed in terms of shares.

2) Unit price information

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Price at exercise of right (yen)	5,731	5,702	300
Market average at exercise of right (yen)	-	-	4,565
Fair assessment unit price (Date of grant) (yen)	-	-	-

(Segment Information)

[Segment Information by Business Type]

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)

(Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	228,884	30,361	11,134	270,380	-	270,380
(2) Internal sales or transfers across segments	60	-	4	64	(64)	-
Total	228,944	30,361	11,139	270,444	(64)	270,380
Operating expenses	205,056	26,952	9,991	241,999	(151)	241,848
Operating income	23,887	3,409	1,148	28,444	86	28,531
II Assets, allowance for depreciation, impairment loss, capital expenditure						
Assets	145,349	17,578	26,912	189,840	60,514	250,355
Allowance for depreciation	12,459	331	271	13,062	-	13,062
Impairment loss	281	-	-	281	-	281
Capital expenditure	12,906	568	134	13,609	-	13,609

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   - (1) Personal care ....Baby and child care products, feminine care products, health care products
   - (2) Pet care ....Pet foods, pet toiletries
   - (3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.
3. Of the assets at the end of the consolidated fiscal year under review, the amount included in "Elimination or Company-wide" was ¥90,938 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

For Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

(Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	256,872	34,105	10,902	301,880	-	301,880
(2) Internal sales or transfers across segments	66	-	4	70	(70)	-
Total	256,938	34,105	10,906	301,950	(70)	301,880
Operating expenses	232,244	30,130	9,754	272,128	(178)	271,950
Operating income	24,694	3,975	1,152	29,821	107	29,929
II Assets, allowance for depreciation, capital expenditure						
Assets	165,143	19,961	26,125	211,230	57,533	268,763
Allowance for depreciation	12,810	350	269	13,431	-	13,431
Capital expenditure	20,495	421	389	21,306	-	21,306

(Notes)

1. Method of segmenting businesses

   Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   - (1) Personal care ....Baby and child care products, feminine care products, health care products
   - (2) Pet care ....Pet foods, pet toiletries
   - (3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

3. Of the assets at the end of the consolidated fiscal year under review, the amount included in "Elimination or Company-wide" was ¥88,296 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

4. Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Matters Affecting the Preparation of Consolidated Financial Statements." As a result, there were the following increases in operating expenses: ¥135 million in the personal care segment, ¥47 million in the pet care segment and ¥9 million in the "others" segment. Operating income in the above segments decreased by the equivalent amounts respectively.

[Segment Information by Region]

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	201,651	43,201	25,527	270,380	-	270,380
(2) Internal sales or transfers across segments	4,851	2,504	-	7,356	(7,356)	-
Total	206,502	45,706	25,527	277,736	(7,356)	270,380
Operating expenses	181,810	42,578	24,869	249,258	(7,409)	241,848
Operating income	24,692	3,128	657	28,478	53	28,531
II Assets	121,308	35,492	21,373	178,173	72,181	250,355

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
(1) Asia ....Taiwan, China, Korea, Thailand, etc.
(2) Others ....The Netherlands, etc.
3. Of the assets at the end of previous fiscal year, the amount included in "Elimination or Company-wide" was ¥90,938 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

For Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	206,891	56,644	38,343	301,880	-	301,880
(2) Internal sales or transfers across segments	10,979	2,333	-	13,313	(13,313)	-
Total	217,871	58,978	38,343	315,193	(13,313)	301,880
Operating expenses	194,070	53,918	37,378	285,366	(13,416)	271,950
Operating income	23,801	5,060	965	29,827	102	29,929
II Assets	129,480	49,124	28,649	207,254	61,509	268,763

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
(1) Asia ....Taiwan, China, Korea, Thailand, etc.
(2) Others ....The Netherlands and Saudi Arabia
3. Of the assets at the end of previous fiscal year, the amount included in "Elimination or Company-wide" was ¥88,296 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.
4. Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Matters Affecting the Preparation of Consolidated Financial Statements." As a result, operating expenses in Japan increased by ¥191 million and operating income in the same region decreased by the equivalent amount.

[Overseas Sales]

Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	43,360	28,889	72,250
II. Consolidated sales (Millions of Yen)	-	-	250,380
III. Overseas sales as a percentage of consolidated sales (%)	16.0	10.7	26.7

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, USA, etc.

Consolidated Fiscal Year under Review (April 1, 2006 – March 31, 2007)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	56,832	41,269	98,102
II. Consolidated sales (Millions of Yen)	-	-	301,880
III. Overseas sales as a percentage of consolidated sales (%)	18.8	13.6	32.4

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, Middle East, USA, etc.

[Transaction with Related Parties]

Previous Consolidated Fiscal Year (from April 1, 2005 to March 31, 2006)

Directors and major individual shareholders, etc.

Attribute	Name	Location	Capitalization (millions of yen)	Description of business	Percentage of voting rights (or ownership) (%)	Detail of relationships		Description of transaction		Transaction amount (millions of yen)	Account item	Ending balance (millions of yen)
						Concurrent directors	Business relationship					
Companies of which directors and their close relatives hold the majority of voting rights (including subsidiaries of the relevant companies)	Takahara Kosan KK *2	Minato-ku, Tokyo	10	Insurance agency	Ownership Direct ownership: 5.2	None	Handles the Company's insurance and leasing of buildings	Business transaction	Insurance premium	11	-	-
									Rental expenses	12	-	-
	Unitec Corporation *3	Shikoku Chuo City, Ehime Prefecture	98	Real estate leasing	Ownership Direct ownership: 18.9	None	Leasing of land	Business transaction	Rental expenses	188	-	-
	Takahara Fund P.L.C. *4	Minato-ku, Tokyo	100	Management of real estate leasing	Ownership Direct ownership: 4.8	None	Sale of investment securities	Non-business transaction	Proceeds from sale	2,581	-	-
									Profit on sale	834		

(Notes) 1: Terms and conditions and their determining policy

(1) The insurance premium is calculated by applying the general insurance rate to the specified insurance amount.

(2) Prescribed rental fees are determined semi-annually considering the neighboring climate of real estate leasing.

(3) Sale price of investment securities is determined through negotiation based on the price quoted by the other party, while referring to third-party appraisal.

*2: Breakdown of voting rights of Takahara Kosan KK is as follows: Takahisa Takahara (President and CEO) directly owns 20.0%; and Keiichiro Takahara (Chairman of the Board) directly owns 1.0% and his close relatives own 44.5%, and in addition his close relatives indirectly own 34.5%.

*3: Breakdown of voting rights of Unitec Corporation is as follows: Takahisa Takahara (President and CEO) directly owns 0.7%; and close relatives of Keiichiro Takahara (Chairman of the Board) directly own 1.5%, while the close relatives of Keiichiro Takahara indirectly own 97.8%. Unitec Corporation was reorganized from a joint stock company to a private limited company effective April 18, 2006 and renamed Unitec Co., Ltd.

*4: Keiichiro Takahara (Chairman of the Board) indirectly owns 100% of the voting rights of Takahara Fund P.L.C.

5: Of the foregoing amounts, transaction amounts do not include consumption taxes.

Consolidated Fiscal Year under Review (from April 1, 2006 to March 31, 2007)

Directors and major individual shareholders, etc.

Attribute	Name	Location	Capitalization (millions of yen)	Description of business	Percentage of voting rights (or ownership) (%)	Detail of relationships		Description of transaction		Transaction amount (millions of yen)*4	Account item	Ending balance (millions of yen)*4
						Concurrent directors	Business relationship					
Companies of which directors and their close relatives hold the majority of voting rights (including subsidiaries of the relevant companies)	Takahara Kosan KK *2	Minato-ku, Tokyo	10	Insurance agency	Ownership Direct ownership: 4.9	None	Handles the Company's insurance and leasing of buildings	Business transaction	Insurance premium	6	Long term prepaid expense	6
									Rental expenses	11	-	-
	Unitec Co., Ltd. *3	Shikoku Chuo City, Ehime Prefecture	98	Real estate leasing	Ownership Direct ownership: 17.9	None	Leasing of land	Business transaction	Rental expenses	13	-	-

(Notes) 1: Terms and conditions and their determining policy

(1) The insurance premium is calculated by applying the general insurance rate to the specified insurance amount.

(2) Prescribed rental fees are determined semi-annually considering the neighboring climate of real estate leasing.

*2: Breakdown of voting rights of Takahara Kosan KK is as follows: Takahisa Takahara (President and CEO) directly owns 20.0%; and Keiichiro Takahara (Chairman of the Board) directly owns 1.0% and his close relatives own 44.5%, and in addition his close relatives indirectly own 34.5%.

*3: Breakdown of voting rights of Unitec Co., Ltd. is as follows: Takahisa Takahara (President and CEO) directly owns 0.7%; and close relatives of Keiichiro Takahara (Chairman of the Board) directly own 1.5%, while the close relatives of Keiichiro Takahara indirectly own 97.8%.

*4: Of the foregoing amounts, transaction amounts do not include consumption taxes.

(Per-Share Information)

(Yen)

Previous Consolidated Fiscal Year (from April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (from April 1, 2006 - March 31, 2007)
Net assets per share 2,309.59	Net assets per share 2,501.60
Net income per share 229.34	Net income per share 232.31
Net income per share after adjustment for residual equity 229.00	Net income per share after adjustment for residual equity 232.17

(Note) The calculation bases are as follows:

1. Net assets per share

Item	Previous Consolidated Fiscal Year (March 31, 2006)	Consolidated Fiscal Year under Review (March 31, 2007)
Total of net assets on the consolidated balance sheet (Millions of Yen)	-	177,049
Net assets relevant to common stocks (million yen)	-	161,165
Main breakdown of difference Millions of Yen) Minority interest	-	15,883
Number of shares outstanding (common stocks)(Thousands of shares)	-	68,981
Number of treasury stocks (Thousands of shares)	-	4,556
Number of common stocks used to calculate net assets per share (Thousands of shares)	-	64,425

2. Net income per share and net income per share after adjustment for residual equity

Item	Previous Consolidated Fiscal Year (form April 1, 2005 – March 31, 2006)	Consolidated Fiscal Year under Review (from April 1, 2006 - March 31, 2007)
Net income (Millions of Yen)	15,287	15,058
Amount not attributable to common stock holders (Millions of Yen)	203	-
[of which directors' bonus by way of profit disposal] (Millions of Yen)	[203]	[-]
Net income relevant to common stocks (Millions of Yen)	15,084	15,085
Adjustment for net income (Millions of Yen)	(22)	(8)
[of which adjustment for residual equity of affiliates] (Millions of Yen)	[(22)]	[(8)]
Average number of common shares during period (Thousands of shares)	65,775	64,821
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of net income per share after adjustment for residual income	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,446 Common shares 544,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 7,057 Common shares 705,700 shares	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,336 Common shares 533,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 6,921 Common shares 692,100 shares

6) [Auxiliary List of Particulars of Consolidation]

[Details of Borrowings]

Classification	Balance at the end of previous year (millions of yen)	Balance at the end of fiscal year under review (millions of yen)	Average interest rate (%)	Date for repayment
Short-term borrowings	8,614	6,855	4.47% per annum	-
Current portion of long-term debt	62	126	6.85% per annum	-
Long-term debt due after one year	677	1,738	6.51% per annum	June, 2008 to December, 2013
Guarantee deposits received (long-term)	1,961	1,989	3.76% per annum	-
Total	11,315	10,709	-	-

(Note) Scheduled repayment amounts for long-term debt due after one year, and within five years after the consolidated closing date are as follows

(Millions of yen)

	More than one year and up to two years	More than two years and up to three years	More than three years and up to four years	More than four years and up to five years
Long-term debt	261	324	387	419

2. [Financial Statements, etc.]

(1) [Financial Statements]

1) [Balance Sheet]

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (as of March 31, 2006) Amount		Percentage (%)	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits			50,677			47,861	
2 Notes receivable	*6		230			217	
3 Accounts receivable	*1		15,370			18,176	
4 Marketable securities			11,023			10,815	
5 Product and merchandise			24			51	
6 Stored goods			1,587			1,600	
7 Prepaid expenses			241			276	
8 Deferred tax assets			1,302			1,311	
9 Short-term loans for subsidiaries			794			4,666	
10 Accrued revenue	*1		1,724			2,924	
11 Other current assets			429			361	
Allowance for bad debts			(10)			(10)	
Total current assets			83,395	55.5		88,253	56.1
II Fixed assets							
1 Tangible fixed assets							
(1) Buildings		5,375			4,375		
Accumulated depreciation		(3,320)	2,054		(2,306)	2,068	
(2) Other structures		499			351		
Accumulated depreciation		(399)	100		(268)	82	
(3) Machinery and equipment		2,116			2,199		
Accumulated depreciation		(1,456)	660		(1,362)	837	
(4) Vehicle and delivery equipment		40			32		
Accumulated depreciation		(23)	16		(21)	10	
(5) Tools, furniture and fixtures		1,992			2,299		
Accumulated depreciation		(1,363)	628		(1,472)	827	
(6) Land	*2		3,022			2,645	
(7) Construction in progress			118			659	
Total tangible fixed assets			6,600	4.4		7,131	4.5

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (as of March 31, 2006) Amount		Percentage (%)	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)
2 Intangible fixed assets							
(1) Goodwill			-			63	
(2) Business right			227			-	
(3) Patent right			-			24	
(4) Lease of land			0			-	
(5) Trademark			7			8	
(6) Software			1,254			1,108	
(7) Telephone right			0			0	
(8) Other intangible fixed assets			1			1	
Total intangible fixed assets			1,490	1.0		1,206	0.8
3 Investments and other assets							
(1) Investment securities			29,321			29,437	
(2) Stock of affiliated company			20,330			20,204	
(3) Investment in capital			20			20	
(4) Investment in affiliated company			7,416			7,446	
(5) Long term loan of affiliated company			660			1,405	
(6) Rehabilitation claim, etc			372			-	
(7) Long term prepaid expense			74			70	
(8) Prepaid pension expense			2,000			2,674	
(9) Deferred income tax asset			219			-	
(10) Deferred income tax asset related to revaluation	*2		226			222	
(11) Guarantee money paid			496			919	
(12) Insurance reserve fund			41			-	
(13) Others			228			271	
Allowance for bad debts			(525)			(273)	
Provision for valuation loss on investments in subsidiaries and affiliates			(2,019)			(1,705)	
Total investments and other assets			58,863	39.1		60,693	38.6
Total fixed assets			66,954	44.5		69,032	43.9
Total Assets			150,349	100.0		157,286	100.0

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (as of March 31, 2006)			47th Fiscal Year (as of March 31, 2007)		
		Amount		Percentage (%)	Amount		Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes payable			110			150	
2 Accounts payable	*1		10,647			10,939	
3 Other accounts payable	*1		11,759			13,292	
4 Accrued consumption tax, etc.			75			-	
5 Accrued expenses			542			862	
6 Accrued corporate income tax			4,082			198	
7 Deposit			65			59	
8 Advance received profit			4			4	
9 Reserve for bonus payment			1,232			1,252	
10 Reserve for bonus payment to Directors			-			128	
11 Other current liabilities			14			25	
Total current liabilities			28,532	19.0		26,913	17.1
II Long-term liabilities							
1 Provision for severance benefits			4,041			4,160	
2 Provision for Directors' severance bonus			1,033			1,080	
3 Other long-term liabilities			1,766			1,793	
4 Deferred tax liabilities			-			1,246	
Total long-term liabilities			6,841	4.5		8,281	5.3
Total liabilities			35,374	23.5		35,195	22.4
(Shareholders' equity)							
I Common stocks	*3		15,992	10.6		-	-
II Additional paid-in capital							
1 Capital reserve			18,590			-	
Total additional paid-in capital			18,590	12.4		-	-
III Retained earnings							
1 Earned surplus reserve			1,991			-	
2 Voluntary reserve			76,005			-	
3 Unappropriated income			13,562			-	
Total earned surplus			91,559	60.9		-	-
IV Land revaluation difference	*2		(330)	(0.2)		-	-
V Unrealized gains on available-for-sale securities			6,268	4.2		-	-
VI Treasury stocks	*4		(17,105)	(11.4)		-	-
Total shareholders' equity			114,975	76.5		-	-
Total liabilities and shareholders' equity			150,349	100.0		-	-

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (as of March 31, 2006) Amount		Percentage (%)	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)
(Net Assets)							
I Shareholders' equity							
1 Common stocks						15,992	10.2
2 Additional paid-in capital							
Capital reserve					18,590		
Total additional paid-in capital						18,590	11.8
3 Retained earnings							
(1) Earned reserve					1,991		
(2) Other retained earnings					102,007		
Reserve for dividend payment					400		
Reserve for reduction entry					45		
General reserve					82,550		
Unappropriated retained earnings					19,011		
Total retained earnings						103,999	66.1
4 Treasury stocks						(23,119)	(14.7)
Total shareholders' equity						115,462	73.4
II Valuation and translation adjustments, etc.							
1 Unrealized gains on available-for-sale securities						6,952	4.4
2 Land revaluation difference	*2					(324)	(0.2)
Total valuation and translation adjustments, etc.						6,628	4.2
Total net assets						122,091	77.6
Total liabilities and net assets						157,286	100.0

2) [Statement of Income]

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (from April 1, 2005 – March 31, 2006) Amount		Percentage (%)	47th Fiscal Year (from April 1, 2006 – March 31, 2007) Amount		Percentage (%)
I Net sales							
Sales of products			165,125	100.0		171,663	100.0
II Cost of sales							
1 Inventory of products at beginning of period		25			24		
2 Purchase amount	*4	103,610			108,916		
Total		103,636			108,940		
3 Inventory of products at end of period		24			51		
4 Transfer to other accounts	*1	598	103,013	62.4	563	108,325	63.1
Gross profit			62,112	37.6		63,337	36.9
III Selling, general and administrative expenses	*2, 3		49,999	30.3		52,011	30.3
Operating income			12,112	7.3		11,326	6.6
IV Non-operating income							
1 Interest received		75			191		
2 Interest from securities		323			352		
3 Dividend received	*4	3,642			8,336		
4 Miscellaneous income		418	4,461	2.7	168	9,047	5.3
V Non-operating expenses							
1 Interest paid		66			68		
2 Sales discount		25			26		
3 Loss on sales of securities		9			-		
4 Derivative expenses		-			15		
5 Miscellaneous loss		52	154	0.1	30	141	0.1
Ordinary income			16,420	9.9		20,232	11.8

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (from April 1, 2005 – March 31, 2006) Amount		Percentage (%)	47th Fiscal Year (from April 1, 2006 – March 31, 2007) Amount		Percentage (%)
VI Extraordinary profit							
1 Gain on sale of fixed assets		17			152		
2 Gain on sale of investment securities	*5	834			0		
3 Reversal of bad debt reserve		169	1,021	0.6	0		
4 Income from reversal of allowance for valuation loss on investments in subsidiaries and affiliates		-			110	263	0.2
VII Extraordinary loss							
1 Impairment loss	*8	281			-		
2 Loss on retirement of fixed asset	*6	76			147		
3 Loss on sale of fixed asset	*7	1			136		
4 Loss on sale of investment securities		3			8		
5 Provision for valuation loss on investments in subsidiaries and affiliates		630			-		
6 Loss on revaluation of stocks of affiliates		158			45		
7 Loss on sale of stocks of affiliates		180			-		
8 Sales promotion cost for previous year		164			-		
9 Head office relocation expenses		-			92		
10 Other extraordinary loss		30	1,525	0.9	7	437	0.3
Income before tax			15,916	9.6		20,059	11.7
Corporate income tax, inhabitant tax and business tax		5,539			4,030		
Adjustments on corporate income tax, etc.		(543)	4,995	3.0	991	5,022	2.9
Net income			10,920	6.6		15,037	8.8
Retained earnings at beginning of period			3,667			-	
Reversal (reduction) of difference on revaluation of land			(20)			-	
Interim dividend			1,045			-	
Unappropriated income			13,562			-	

3) [Statement of Profit Appropriation]

(Millions of Yen)

Classification	Note No.	46th Fiscal Year (as of March 31, 2006) Decision of a ordinary general meeting of shareholders Amount	
I Unappropriated retained earnings			13,562
Total			13,562
II Reversal of voluntary reserve			
1 Reversal of reserve for reduction entry		5	5
Total			13,567
III Profit appropriation			
1 Dividends		1,045	
2 Bonuses to directors and corporate auditors		128	
[Of which, bonuses to corporate auditors]		[8]	
3 Voluntary reserve			
General reserve		7,000	8,174
IV Profits carried forward			5,393

(Notes) Interim dividends of ¥1,045 million (¥16 per share) were paid on December 9, 2005.

4) [Statement of Changes in Shareholders' Equity]
47th Fiscal Year (April 1, 2006 – March 31, 2007)

(Millions of Yen)

	Shareholders' equity										
		Additional paid-in capital		Retained earnings							
					Other retained earnings						
	Common stocks	Capital reserve	Total additional paid-in capital	Earned reserve	Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings	Total retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	18,590	1,991	400	55	75,550	13,562	91,559	(17,105)	109,037
Changes during the fiscal year											
Payment of dividends			-					(2,463)	(2,463)		(2,463)
Net income			-					15,037	15,037		15,037
Directors' bonus			-					(128)	(128)		(128)
Acquisition of treasury stocks			-						-	(6,014)	(6,014)
Reversal of reserve for reduction entry (Note)			-			(9)		9	-		-
General reserve			-				7,000	(7,000)	-		-
Reversal of land revaluation difference			-					(5)	(5)		(5)
Changes (net amount) of items other than shareholders' equity during the year			-						-		-
Total changes during the year	-	-	-	-	-	(9)	7,000	5,449	12,439	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	18,590	1,991	400	45	82,550	19,011	103,999	(23,119)	115,462

	Valuation and translation adjustments, etc.			Total net assets
	Unrealized gains on available-for-sale securities	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2006	6,268	(330)	5,938	114,975
Changes during the fiscal year				
Payment of dividends				(2,463)
Net income			-	15,037
Directors' bonus			-	(128)
Acquisition of treasury stocks			-	(6,014)
Reversal of reserve for reduction entry (Note)			-	-
General reserve			-	-
Reversal of land revaluation difference			-	(5)
Changes (net amount) of items other than shareholders' equity during the year	684	5	690	690
Total changes during the year	684	5	690	7,115
Balance as of March 31, 2007	6,952	(324)	6,628	122,091

(Note) ¥5 million from reversal of reserve for reduction entry is an item in the appropriation of earnings resolved in the General Meeting of Shareholders held June 2006.

Important Matters affecting the Preparation of Financial Statements

Item	46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
1 Standard and method of valuation of marketable securities	Marketable securities (including investment securities) Held-to-maturity bonds Amortized cost method (straight-line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method	Marketable securities (including investment securities) Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value Same as left
2 Standard and method of valuation of inventories	Products and merchandise Stated at cost based on the periodic average method	Products and merchandise Same as left
3 Standard and method of valuation of derivative transactions	Stated at market based on the market price, etc. as of fiscal closing date.	Same as left
4 Method of depreciation of fixed assets	Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years Intangible fixed assets By straight-line method 5 years for business right; internally estimated usable term (5 years) for software (for internal use) Long-term prepaid expenses By straight-line method	Tangible fixed assets Same as left Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use) Long-term prepaid expenses Same as left
5 Accounting method for deferred assets	New share issuing expense Expensed entirely when paid.	—
6 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen	Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.	Same as left
7 Appropriation standard applicable to provisions		
(1) Allowance for bad debts	In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims, and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables.	Same as left
(2) Provision for valuation loss on investments in subsidiaries and affiliates	In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity.	Same as left
(3) Provision for employees' bonus	An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.	Same as left

Item	46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
(4) Provision for directors' bonuses	—	To provide for payment of directors' bonuses, the Company appropriates the amount of bonus obligations as of the end of the fiscal year under review, based on the estimated amount of payment as of the end of the fiscal year under review. (Changes in accounting policies) Effective from the fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥128 million each in comparison with the amount calculated in accordance with the conventional method.
(5) Provision for employees' severance benefits	Out of the estimated amount of pension obligations and annuity assets at the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on a pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on a pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	Same as left
(6) Provision for directors' severance bonus	In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.	Same as left

Item	46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
8 Method of treating lease transactions	The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	Same as left
9 Method of hedge accounting	1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts. 2) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency- denominated transactions 3) Hedging policy As for exchange contracts methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. 4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	1) Method of hedge accounting Same as left 2) Method and subject of hedging Same as left 3) Hedging policy Same as left 4) Method of assessing effectiveness of hedging Same as left
10 Other important matters for preparation of financial statements	Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the financial statements are reported net of Consumption Tax, etc.	Accounting treatment of Consumption Tax, etc. Same as left

(Changes in Accounting Treatment)

46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
—	(Accounting standards for the presentation of net assets in the balance sheet) Effective from the fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The above change has had no influence on profit and loss. The amount of what was previously presented as "Shareholders' Equity" was ¥122,091 million. Because of the amendment of Rules on Financial Statements , the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Rules on Financial Statements.

(Changes in Presentation Method)

46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
—	(Balance sheet) Effective from the fiscal year under review, the item presented as "Business right" in the previous year is presented as "Goodwill" "Insurance reserve fund" (the balance as of the end of the fiscal year under review of ¥43 million) in "Investments and other assets", which was separately recorded up to the previous fiscal year, is included in "Others" in "Investments and other assets" effective from the fiscal year under review due to the decrease in materiality of the amount.

Notes

(Balance Sheet)

(Millions of Yen)

46th Fiscal Year (As of March 31, 2006)	47th Fiscal Year (As of March 31, 2007)
*1 Accounts receivable includes the following items for affiliates: Accounts receivable 1,218 Accrued revenue 1,668 Accounts payable 10,640 Accrued liability 5,127	*1 Accounts receivable includes the following items for affiliates: Accounts receivable 3,104 Accrued revenue 2,822 Accounts payable 10,913 Accrued liability 4,603
*2 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in shareholders' equity as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (458)	*2 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in net assets as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (441)
*3 Share authorized Common stocks 275,926,000 stocks Total number of outstanding shares Common stocks 68,981,000 stocks	*3 —
*4 The number of treasury stocks Common stocks 3,611,000 stocks	*4 —
5 Dividend limitation Amounts of net assets increased by evaluating assets specified in Section 124-3 of Enforcement Regulations of Commercial Code. 5,943	5 —
	*6 Bills at maturity at the end of the fiscal year are accounted assuming they are settled on the date of maturity. As the end of the fiscal year under review was a bank holiday, the following bills at maturity at the end of the fiscal year are excluded from the balance as of the end of the fiscal year under review: Notes receivable 57

(Statement of Income)

(Millions of Yen)

46th Fiscal Year (April 1, 2005 – March 31, 2006)		47th Fiscal Year (April 1, 2006 – March 31, 2007)	
*1 Breakdown of transfer to other accounts		*1 Breakdown of transfer to other accounts	
Transfer to sales charges	598	Transfer to sales charges	563
*2 Breakdown of main items in selling, general and administrative expenses		*2 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	5,052	Sales-related transportation expense	5,234
Sale promotion expense	16,840	Sale promotion expense	18,571
Advertising expense	5,628	Advertising expense	5,633
Other fees	3,052	Other fees	2,881
Employees' salaries and bonus	5,308	Employees' salaries and bonus	5,185
Amount newly categorized as provision for employees' bonus	1,027	Amount newly categorized as provision for employees' bonus	1,012
Amount newly categorized as provision for severance benefits	734	Amount newly categorized as provision for severance benefits	585
Amount newly categorized as provision for directors' severance bonus	47	Amount newly categorized as provision for directors' severance bonus	47
		Amount newly categorized as provision for bonus to directors	128
Depreciation expense	1,021	Depreciation expense	803
Percentage of selling expenses to selling, general and administrative expenses	82%	Percentage of selling expenses to selling, general and administrative expenses	82%
*3 General and administrative expenses includes research and development expense of ¥3,626 million.		*3 General and administrative expenses includes research and development expense of ¥3,890 million.	
*4 Includes the following items with regard to transactions with affiliates		*4 Includes the following items with regard to transactions with affiliates	
Purchase of merchandise	100,213	Purchase of merchandise	101,746
Dividend received	3,506	Dividend received	8,097
*5 Breakdown of main items in loss on disposal of fixed assets		*5 Breakdown of main items in loss on disposal of fixed assets	
Buildings and other structures	2	Buildings and other structures	147
Land	13	Land	4
Other	2		
*6 Breakdown of main items in loss on disposal of fixed assets		*6 Breakdown of main items in loss on disposal of fixed assets	
Machinery and equipment	42	Machinery and equipment	93
Software	27	Software	3
		Buildings and other structures	36
Other	5	Other	13
*7 Loss on sales of fixed assets		*7 Loss on sales of fixed assets	
Land	1	Buildings and other structures	1
		Land	134
		Other	1

<table>
<tr><th>46th Fiscal Year
(April 1, 2005 – March 31, 2006)</th><th>47th Fiscal Year
(April 1, 2006 – March 31, 2007)</th></tr>
<tr><td>*8 Impairment loss
The Unicharm Group reported impairment losses for the following asset groups:

<table><tr><th>Location</th><th>Asset type</th><th>Impairment loss (Millions of Yen)</th></tr><tr><td>Minato-ku, Tokyo</td><td>software</td><td>281</td></tr></table>
The Unicharm Group accounts for earnings and expenses by business unit. We introduced the relevant software to rationalize business management of the group. However, we reviewed its profitability because it became necessary to revise the initial introduction plan at the end of the fiscal year under review.
As a result, we reduced the book value of the software to a recoverable amount, because its future cash flows fell below the carrying value of investment. The relevant reduction (¥281 million) was treated as an impairment loss and reported as an extraordinary loss.
The recoverable value of the software is measured by its use value, and is computed by discounting its future cash flows at 4.3%.</td><td>*8 —</td></tr>
</table>

(Items related to the Statements of Shareholders' Equity)

47th Fiscal Year (April 1, 2006 – March 31, 2007)

1. Items related to treasury stocks

(Unit: Shares)

Type of shares	Balance at the End of the Previous Fiscal Year	Increase	Decrease	Balance at the End of the Fiscal Year under Review
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares

2. Increase from purchase of treasury stocks: 943,000 shares

(Lease Transactions)

(Millions of Yen)

46th Fiscal Year (from April 1, 2005 – March 31, 2006)		47th Fiscal Year (from April 1, 2006 – March 31, 2007)	
1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees		1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period		1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period	
	Tools, fixtures, furniture, etc.		Machinery, equipment, vehicles, etc.
Amount equivalent to cost of acquiring	924	Amount equivalent to cost of acquiring	279
Amount equivalent to accumulated depreciation	842	Amount equivalent to accumulated depreciation	53
Amount equivalent to amount outstanding as of the end of period	81	Amount equivalent to amount outstanding as of the end of period	226
Note: The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.		Note: Same as left	
2) Amount equivalent to unearned leasing fees as of the end of the period:		2) Amount equivalent to unearned leasing fees as of the end of the period:	
One year or less	76	One year or less	87
Over one year	5	Over one year	138
Total	81	Total	226
Note: The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.		Note: Same as left	
3) Leasing fees payable and the amount equivalent to depreciation expense		3) Leasing fees payable and the amount equivalent to depreciation expense	
Leasing fees payable	162	Leasing fees payable	118
(Amount equivalent to depreciation expense)		(Amount equivalent to depreciation expense)	
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period		4) Method of computation of amount equivalent to depreciation expense Same as left	
2 Operating lease transactions		2 Operating lease transactions	
Unearned leasing fees		Unearned leasing fees	
One year or less	4	One year or less	2
Over one year	2	Over one year	-
Total	6	Total	2

(Marketable Securities)

46th Fiscal Year (As of March 31, 2006)	47th Fiscal Year (As of March 31, 2007)
Stocks of subsidiaries with market value	Stocks of subsidiaries with market value

46th Fiscal Year (As of March 31, 2006)

Stocks of subsidiaries with market value

(Millions of Yen)

	Balance Sheet Amount	Market Value	Difference
Stocks of subsidiaries	1,146	24,769	23,622

No stock of affiliates carried any market value.

47th Fiscal Year (As of March 31, 2007)

Stocks of subsidiaries with market value

(Millions of Yen)

	Balance Sheet Amount	Market Value	Difference
Stocks of subsidiaries	1,146	22,222	21,075

No stock of affiliates carried any market value.

(Tax Effect Accounting)

46th Fiscal Year (As of March 31, 2006)		47th Fiscal Year (As of March 31, 2007)	
1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual		1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual	
(Deferred tax assets)	(Millions of Yen)	(Deferred tax assets)	(Millions of Yen)
Current assets		Current assets	
Reserve for bonus payment	501	Reserve for bonus payment	509
Accrued business tax	361	Accrued business tax	326
Other	439	Other	475
Total	1,302	Total	1,311
Fixed assets		Fixed assets	
Investment securities	1,034	Investment securities	1,033
Provision for severance benefits	830	Provision for severance benefits	1,693
Provision for Directors' severance bonus	420	Provision for Directors' severance bonus	439
Allowance for bad debts	178	Allowance for bad debts	61
Allowance for valuation losses on investments in affiliates	942	Allowance for valuation losses on investments in affiliates	960
Impairment loss	849	Impairment loss	167
Other	298	Other	287
Total	4,555	Total	4,644
Total deferred tax assets	5,858	Total deferred tax assets	5,955
(Deferred tax liabilities)	(Millions of Yen)	(Deferred tax liabilities)	(Millions of Yen)
Current liabilities		Current liabilities	
Other	(0)	Other	(0)
Total	(0)	Total	(0)
Fixed liabilities		Fixed liabilities	
Reserve for reduction entry	(34)	Prepaid pension expenses	(1,088)
Unrealized gains on available-for-sale securities	(4,302)	Reserve for reduction entry	(31)
Total	(4,336)	Unrealized gains on available-for-sale securities	(4,771)
Total deferred tax liabilities	(4,336)	Total	(5,891)
Net deferred tax assets (or liabilities)		Total deferred tax liabilities	(5,891)
Deferred tax assets (Current)	1,302	Net deferred tax assets (or liabilities)	
Deferred tax assets (Fixed)	(219)	Deferred tax assets (Current)	1,311
		Deferred tax assets (Fixed)	(1,246)
(Deferred tax assets related to revaluation)	(Millions of Yen)	(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	226	Land	222
2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason		2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason	
Statutory effective tax rate	40.7%	Statutory effective tax rate	40.7%
(Adjustment)		(Adjustment)	
Items like entertainment expenses permanently excluded from expenses	0.7%	Items like entertainment expenses permanently excluded from expenses	0.5%
Items like dividend income permanently excluded from income	-7.5%	Items like dividend income permanently excluded from income	-15.1%
Per capita levy of residential taxes	0.2%	Per capita levy of residential taxes	0.2%
Special corporate tax deduction such as research expenses	-1.6%	Special corporate tax deduction such as research expenses	-0.7%
Foreign tax credit	-0.9%	Foreign tax credit	-0.3%
Others	-0.2%	Others	-0.2%
Applicable corporate tax rate after the adoption of the tax effect accounting	31.4%	Applicable corporate tax rate after the adoption of the tax effect accounting	25.0%

(Per-Share Information)

(Yen)

46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
Net assets per share 1,756.87	Net assets per share 1,895.08
Net income per share 164.08	Net income per share 231.98
Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Same as left

(Note) The calculation bases are as follows:

1. Net assets per share

Item	46th Fiscal Year (March 31, 2006)	47th Fiscal Year (March 31, 2007)
Total of net assets on the balance sheet (Millions of Yen)	-	122,091
Net assets relevant to common stocks (Millions of Yen)	-	122,091
Number of shares outstanding (common stocks)(Thousands of shares)	-	68,981
Number of treasury stocks (Thousands of shares)	-	4,556
Number of stocks used to calculate net assets per share (Thousands of shares)	-	64,425

2. Net income per share

Item	46th Fiscal Year (from April 1, 2005 – March 31, 2006)	47th Fiscal Year (from April 1, 2006 – March 31, 2007)
Income as reported on statement of income (Millions of Yen)	10,920	15,037
Amount not attributable to common stock holders (Millions of Yen)	128	-
[portion of which is directors' bonus by way of profit disposal]	[128]	[-]
Net income relevant to common stocks (Millions of Yen)	10,792	15,037
Average number of common shares during period (Thousands of shares)	65,775	64,821
Outline of residual equity which, due to the absence of its diluting effect, was not included in the computation of the amount of net income per share after adjustment for residual income	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,446 Common shares 544,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 7,057 Common shares 705,700 shares	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,336 Common shares 533,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 6,921 Common shares 692,100 shares

5) [Auxiliary List of Particulars]

[Details of Marketable Securities]

[Equities]

Issue			Number of shares	Balance sheet amount (Millions of Yen)
Investment securities	Other marketable securities	KDDI Corporation	4,840	4,554
		Sumitomo Realty & Development Co., Ltd.	699,000	3,124
		Ihara Science Corporation	1,300,000	2,015
		UFJ Capital Finance 4 Limited (Series- A)	200	2,000
		Mitsui Chemicals, Inc.	1,189,000	1,224
		The Iyo Bank, Ltd.	1,017,640	1,204
		Mitsubishi UFJ Financial Group, Inc.	892	1,187
		The Goodwill Group, Inc.	11,883	1,102
		The Hiroshima Bank, Ltd.	1,675,100	1,087
		Mizuho Preferred Capital (Cayman) 7 Limited (Series-A)	10	1,000
		Other 80 issues	2,176,539	3,004
Total			8,075,105	21,504

[Bonds]

Class and issue			Total par value (Millions of Yen)	Balance sheet amount (Millions of Yen)
Marketable securities	Held-to-maturity bonds	ABCP J-Bird/Lumiere Series	7,000	6,797
		Subtotal	7,000	6,797
	Other marketable securities	WMT Global Funding II Inc. class A-2	18	17
		Jupiter Finance Repackage Bond 2003-8	1,000	1,000
		Composite CDO Euroyen Bond Series 114	1,000	1,001
		Portfolio Credit Link Bond	1,000	998
		Jupiter Finance Repackage Bond 2004-4	1,000	1,000
		Subtotal	4,018	4,017
Investment securities	Held-to-maturity bonds	Companie de Financement Foncier	1,000	1,000
		KOMMUNALBANKEN AS	1,000	1,000
		Subtotal	2,000	2,000
	Other marketable securities	Callable foreign exchange-linked bonds	2,500	2,280
		Callable interest rate-linked bonds	2,500	1,661
		Mortgage backed commerce and industry loan debt Master Trust Series 2003-1NRL beneficiary rights	1,000	999
		WMT Global Funding II Inc. Class A-2	510	511
		WMT Global Funding II Inc. Class B	200	198
		WMT Global Funding II Inc. Class C	200	198
		Subtotal	6,910	5,849
Total			19,928	18,664

[Others]

Class and issue			Unit of investment (unit)	Balance sheet amount (Millions of Yen)
Investment securities	Other marketable securities	Subscription certificate (two issues)	3	83
Total			3	83

[Details of Tangible Fixed Assets]

(Millions of Yen)

Type of asset	Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review	Balance at the end of the fiscal year under review	Accumulated depreciation or cumulative amortization at the end of the fiscal year under review	Amortization in the fiscal year under review	Balance at the end of the fiscal year under review
Tangible fixed assets							
Buildings	5,375	335	1,335	4,375	2,306	153	2,068
Other structures	499	-	148	351	268	12	82
Machine and equipment	2,116	619	535	2,199	1,362	341	837
Vehicle and delivery equipment	40	-	8	32	21	5	10
Tools, furniture and fixture	1,992	472	164	2,299	1,472	249	827
Land	3,022	-	376	2,645	-	-	2,645
Construction in progress	118	1,567	1,026	659	-	-	659
Total tangible fixed assets	13,163	2,994	3,595	12,562	5,430	761	7,131
Intangible fixed assets							
Goodwill	1,135	79	-	1,214	1,151	242	63
Patent right	-	27	-	27	3	3	24
Lease of land	0	-	0	-	-	-	-
Trademark	31	2	-	34	25	1	8
Software	2,513	611	840	2,285	1,176	474	1,108
Telephone right	0	-	0	0	-	-	0
Other intangible fixed assets	13	1	1	13	12	0	1
Total intangible fixed assets	3,694	723	842	3,575	2,369	722	1,206
Long term prepaid expense	119	26	18	127	57	23	70

[Details of Allowances]

(Millions of Yen)

Classification	Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review (used for purposes)	Amount of decrease during the fiscal year under review (other)	Balance at the end of the fiscal year under review
Allowance for bad debts	535	122	372	0	283
Allowance for valuation loss on investments in affiliates	2,019	243	557	-	1,705
Provision for employees' bonuses	1,232	1,252	1,232	-	1,252
Provision for directors' bonuses	-	128	-	-	128
Provision for directors' severance bonuses	1,033	47	-	-	1,080

(Note) The amount of decrease during the fiscal year under review (other) for allowance for bad debts was calculated using the conventional method that was applied to general claims and reversal of allowance due to debt collection.

(2) [Main Assets or Liabilities]

1) Assets

(i) Cash and deposits

Description	Amount (Millions of Yen)
Cash	1
Type of deposits	
Ordinary deposit	14,621
Current account	238
Time deposit	33,000
Subtotal	47,859
Total	47,861

(ii) Notes receivable

Breakdown of notes receivable by client

Client	Amount (Millions of Yen)
Fukusuke Kogyo Co., Ltd.	148
Muranaka Medical Instruments Co., Ltd.	17
JMS Co., Ltd.	14
Bohsei Science Co., Ltd.	7
Care-root Service Corporation	7
Others (Note)	21
Total	217

(Note) Meisei Sansho Co., Ltd. and other companies

Breakdown by payment due date

Payment due date	April 2007	May 2007	June 2007	After July 2007	Total
Amount (Millions of Yen)	102	64	50	0	217

(iii) Accounts receivable

Breakdown of accounts receivable by client

Client	Amount (Millions of Yen)
Arata Corporation	2,404
Paltac Corporation	1,919
Watakyu Seimoa Corporation	1,670
Pip-Tokyo Co., Ltd.	862
Toryusha Co., Ltd.	699
Others	10,620
Total	18,176

State of delayed payment and collection

Balance at the end of previous year (A) (Millions of Yen)	Amount delayed in the fiscal year under review (B) (Millions of Yen)	Amount collected in the fiscal year under review (C) (Millions of Yen)	Balance at the end of the fiscal year under review (Millions of Yen)	Percentage of debt collection (%): $\frac{C}{A+B} \times 100$	Number of days delayed (days)
15,370	183,160	180,354	18,176	90.8	33.4

(Notes) 1: Number of days delayed was calculated by the following formula:

$$\frac{\text{Balance at the end of previous year} + \text{Balance at the end of the fiscal year under review}}{2} \Big/ \frac{\text{Amount delayed in the fiscal year under review}}{365}$$

2: The Company processes consumption tax using net-of-tax method, but the foregoing amount delayed in the fiscal year under review includes consumption tax.

(iv) Inventory assets

Category	Amount (Millions of Yen)
Products and merchandise	
Baby and child care products (Note 1)	46
Health care products (Note 2)	4
Supplies	
Machinery for disposal	1,597
Other supplies	2
Total	1,652

(Notes) 1: Paper baby diapers etc.
2: Adult-use incontinence care products

(v) Stock of affiliated companies

Breakdown by affiliate

Affiliate	Amount (Millions of Yen)
Unicharm Products Co., Ltd.	5,107
Unicharm Gulf Hygienic Industries Ltd.	4,446
Uni-Charm (Thailand) Co., Ltd.	2,478
LG UniCharm Co., Ltd.	1,703
United Charm Co., Ltd.	1,401
Others (Note)	5,069
Total	20,204

(Note) Unicharm PetCare Corporation, Uni.Charm Mölnlycke B.V. and other companies

(vi) Investment in affiliated companies

Breakdown by affiliate

Affiliate	Amount (Millions of Yen)
Shanghai Unicharm Co., Ltd.	1,643
Uni-Charm Consumer Product (China) Co., Ltd.	4,832
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd.	940
UNI-CHARM (VIETNAM) Co., Ltd.	30
Total	7,446

2) Liabilities

(i) Notes payable

Breakdown of notes payable by client

Client	Amount (Millions of Yen)
Giken Kohki Co., Ltd.	35
Sankyo Seisakusho co.	21
Sankyo Giken, Inc.	19
Mitsui Chemicals, Inc.	11
Kyoto Kagaku Co., Ltd.	8
Other Companies (Note)	53
Total	150

(Note) FP Corporation and other companies

Breakdown by payment due date

Payment due date	April 2007	May 2007	June 2007	July 2007	August 2007	Total
Amount (Millions of Yen)	25	65	28	27	3	150

(ii) Accounts payable

Client	Amount (Millions of Yen)
Unicharm Products Co., Ltd.	10,895
Others	43
Total	10,939

(iii) Accrued liability

Client	Amount (Millions of Yen)
Expenses payable	4,180
Accounts payable for facilities	1,056
Others	8,055
Total	13,292

(3) Other

There are no relevant items.

Section 6 [Reference Information on the Company]

Fiscal year	From April 1 to March 31
General Shareholders' Meeting	In June
Base date	March 31
Classes of stock	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate and less-than-100-share certificate
Record date for interim dividend	September 30 and March 31
Stock trade unit	100 shares
Reregister ownership of shares	
Stock Handling Office	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Custodian of stockholders' list	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Agents	Each branch of Japan Securities Agents, Ltd. nationwide
Fees for reregistering ownership of shares	Free of charge
Fees for issuing new share certificate	Equivalent amount of stamp tax per new share certificate
Registration of loss of stock certificate	
Fee for registering the loss of stock certificate	¥8,000 per registration
Purchase of fractional shares	
Stock Handling Office	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Custodian of stockholders' list	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Agents	Each branch of Japan Securities Agents, Ltd. nationwide
Purchase fees	Amount specified separately as equivalent of stock brokerage fees
Newspaper in which announcements will appear	The Company introduced an electronic announcement system. Note, however, that we will make announcements in the Nihon Keizai Shimbun if we are unable to publish announcements on the website (http://www.unicharm.co.jp/ir) due to accident or other unavoidable reason.
Shareholder benefit program	None

(Notes) Shareholders of the Company shall not be allowed to exercise rights related to odd-lot shares held by such shareholders other than those listed below:

(1) Rights listed in Paragraph 2, Article 189 of the Corporation Law

(2) Rights to make a claim in compliance with provisions in Paragraph 1, Article 166 of the Corporation Law

(3) Rights to receive allotments of shares for subscription and share option for subscription in accordance with number of shares held by the relevant shareholder.

Section 7 [Reference Information on the Company]

1. [Information on Parent Companies of the Company]

The Company has no parent companies.

2. [Other Reference Information]

The Company submitted the following documents between the first day of the fiscal year under review and the date of submission of this Report:

(1) Report on the Status of Purchase of Treasury Stock Certificates
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 14, 2006
July 12, 2006
August 15, 2006
September 15, 2006
October 13, 2006

(2) Securities Report and Attachments covering 46h Fiscal Year (April 1, 2005 through March 31, 2006)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 29, 2006

(3) Interim Report for 47th Fiscal Year (April 1 through September 30, 2006)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted December 18, 2006

(4) Shelf Registration Statement
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted February 26, 2007

PART 2 [Information on Guarantors, etc. of the Company]

None

Report of Independent Auditors

June 29, 2006

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the consolidated balance sheet, consolidated statement of income, consolidated statement of retained earnings, consolidated statement of cash flows and consolidated supplementary statement covering the consolidated fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the consolidated financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the consolidated financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2006 and the results of their operations and their cash flows for the consolidated financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 26, 2007

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Takao Goto, C.P.A.
Designated Partner
Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, consolidated statement of cash flows and consolidated supplementary statement covering the consolidated fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the consolidated financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the consolidated financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2007 and the results of their operations and their cash flows for the consolidated financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 29, 2006

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner
Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying financial statements of Unicharm Corporation and subsidiaries, comprising the balance sheet, statement of income, statement of retained earnings and supplementary statement covering the 46th fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of March 31, 2006 and the results of its operations for the financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 26, 2007

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Takao Goto, C.P.A.
Designated Partner
Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying financial statements of Unicharm Corporation and subsidiaries, comprising the balance sheet, statement of income, statement of changes in shareholders' equity and supplementary statement covering the 47th fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of March 31, 2007 and the results of its operations for the financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

File No. 82-4985

INTERIM REPORT

47th Interim Period (April 1 - September 30, 2006)

UNICHARM CORPORATION

File No. 82-4985

47th Period: Interim report for April 1 - September 30, 2006

INTERIM REPORT

1. This is a hard-copy report that reproduces the Interim Report submitted via the Electronic Disclosure for Investors' Network (EDINET) complying with Article 27-30-2 of the Securities and Exchange Law. A table of contents and some additional pages have been added.
2. The Interim Reports of Independent Auditors attached to the Interim Report which were submitted by means of the abovementioned method are on file at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

[FRONT PAGE]

[Document Submitted]	Interim Report
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	December 18, 2006
[Interim Fiscal Period]	47th Interim Period (April 1 through September 30, 2006)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime-ken (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
[Telephone Number]	+81-3-3451- 5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

(1) Trends in Key Business Indicators, etc. pertaining to the Latest Three Interim Fiscal Periods and the Latest Two Fiscal Years (subject to consolidated accounting)

Period	45th Interim Period	46th Interim Period	47th Interim Period	45th Fiscal Year	46th Fiscal Year
Fiscal Period	April 1 - September 30, 2004	April 1 - September 30, 2005	April 1 - September 30, 2006	April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
Net Sales (Millions of Yen)	121,550	129,090	143,397	246,050	270,380
Ordinary Income (Millions of Yen)	15,023	14,056	13,318	27,978	28,781
Interim Net Income (Millions of Yen)	8,544	7,751	6,548	16,381	15,287
Shareholders' Equity (Millions of Yen)	130,297	141,964	165,230	137,696	151,182
Total Assets (Millions of Yen)	206,818	225,146	250,735	215,365	250,355
Shareholders' Equity per Share (Yen)	1,960.14	2,171.66	2,338.99	2,069.30	2,309.59
Interim Net Income per Share (Yen)	128.54	117.13	100.41	244.25	229.34
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	116.75	100.27	242.69	229.00
Equity Ratio (%)	63.0	63.1	60.1	63.9	60.4
Cash Flows from Operating Activities (Millions of Yen)	8,978	18,780	8,741	20,607	36,888
Cash Flows from Investing Activities (Millions of Yen)	(7,990)	(6,857)	(7,651)	(8,437)	(20,251)
Cash Flows from Financing Activities (Millions of Yen)	466	(4,948)	(9,258)	(207)	(6,217)
Balance of Cash and Cash Equivalents as of the End of Interim Period (Millions of Yen)	45,882	63,849	59,593	56,359	67,649
Number of Employees [and Average Number of Temporary Employees]	5,201 [1,911]	5,440 [1,848]	6,214 [2,342]	5,234 [2,003]	6,030 [2,187]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th interim period, the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Interim net income per share after adjustment of stock equivalents for 45th interim period is not shown as there were no stock equivalents having a dilutive effect.
4. Numbers include only the employees in active service at the time.

(2) Trends in Key Business Indicators, etc. pertaining to the Three Most Recent Interim Fiscal Periods and the Latest Two Fiscal Years (subject to non-consolidated accounting)

Period	45th Interim Period	46th Interim Period	47th Interim Period	45th Fiscal Year	46th Fiscal Year
Fiscal Period	April 1 - September 30, 2004	April 1 - September 30, 2005	April 1 - September 30, 2006	April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
Net Sales (Millions of Yen)	83,346	80,908	81,805	165,132	165,125
Ordinary Income (Millions of Yen)	8,457	8,428	12,273	14,775	16,420
Interim Net Income (Millions of Yen)	4,962	5,560	9,505	9,434	10,920
Capital (Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding (Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity (Millions of Yen)	104,795	109,688	117,134	108,805	114,975
Total Assets (Millions of Yen)	136,702	140,399	150,270	139,884	150,349
Shareholders' Equity per Share (Yen)	1,576.50	1,677.93	1,818.10	1,635.50	1,756.87
Interim Net Income per Share (Yen)	74.66	84.02	145.75	140.57	164.08
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Interim Dividend per Share (Yen)	15	16	22	30	32
Equity Ratio (%)	76.7	78.1	77.9	77.8	76.5
Number of Employees [and Average Number of Temporary Employees]	1,020 [229]	1,021 [307]	1,038 [316]	1,007 [251]	1,004 [316]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th interim period, the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Interim net income per share after adjustment of stock equivalents for 47th interim period is not shown as there were no stock equivalents having a dilutive effect.
4. Numbers include only the employees in active service at the time.

2. [Business Contents]

During the interim fiscal period under review, there was no material change in the contents of the business operated by the Unicharm Group (the Company and its affiliates).

Unicharm Products Co., Ltd., a consolidated subsidiary, acquired shares in Mieux Products Co., Ltd. to manufacture personal care products, making it a consolidated subsidiary starting from the interim fiscal period under review.

3. [Affiliates]

Changes in main affiliates during the interim fiscal period under review are as follows:

Name: Mieux Products Co., Ltd.

Address: Ozu City, Ehime Prefecture

Capital: ¥80 million

Description of main business: Manufacturing of sanitary products

Ownership of voting rights of the Company: 0.0% (100.0%)

Details of affiliation: Mieux Products Co., Ltd. is a subsidiary of Unicharm Products Co., Ltd. There are two interlocking directors and the said company sells products to the Group companies.

(Note) The figure in parenthesis indicates the indirect ownership of voting rights.

4. [Personnel]

(1) Number of Employees (Consolidated)

As of September 30, 2006

Name of Business Segment	Number of Employees
Personal Care	5,685 (1,951)
Pet Care	204 (200)
Others	198 (184)
Company-wide	127 (7)
Total	6,214 (2,342)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the interim consolidated fiscal period under review.
3. Figures in brackets include contract employees and part-time employees.

(2) Number of Employees (non-consolidated)

The number of employees as of September 30, 2006 was 1,038. The average number of temporary employees during the interim fiscal period was 316.

(3) Labor Union

There was no material change concerning union activities. Management-labor relations during the interim fiscal period remained constructive, with no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results (consolidated)

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	129,090	143,397	14,306	11.1
Operating Income	13,567	13,421	(146)	(1.1)
Ordinary Income	14,056	13,318	(738)	(5.3)
Interim Net Income	7,751	6,548	(1,203)	(15.5)
Interim Net Income per Share	¥117.13	¥100.41	¥(16.72)	(14.3)

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease
Japan	97,941	98,687	745	11,893	10,774	(1,118)
Asia	19,709	26,186	6,477	1,385	2,119	734
Other	11,439	18,522	7,083	274	462	187

(Note) Net Sales represent those to external customers.

Consolidated net sales for the interim fiscal period under review increased, setting a record high of ¥143.3 billion, up 11.1% YOY. In Japan, the Company, as a leading enterprise, released products to create new demand and high value-added products in both the personal care and pet care businesses and endeavored to increase profit by revitalizing the market, in order to facilitate the shift of competitive criteria from price to value. As a result, sales from the growth areas of the health care and pet care businesses increased steadily. In the meantime, sales in the baby and child care business and feminine care business declined because of falling demand amid a progressively aging population combined with a falling birth rate. Consequently, domestic net sales reached ¥98.6 billion, up ¥700 million YOY. In the overseas markets, sales in the feminine care business and baby and child care business in Asia expanded steadily in the main countries where the Company develops business. In other regions, the Company increased sales of adult-use incontinence care products and paper baby diapers in Europe. In addition, sales of paper baby diapers developed favorably in the Middle East, where the Company started operations last December. As a result, net sales by our foreign subsidiaries and affiliates increased ¥13.7 billion, YOY, to ¥46.2 billion, now accounting for as much as 32.2% of our total consolidated net sales.

During the interim fiscal period under review, the Company made corporate efforts such as continuously investing in advertising to foster brands and spending on sales promotions to enhance competitiveness amid rising oil prices and soaring material costs arising from increased global demand for sanitary goods, as a result of which the Company successfully achieved sales above the initial projections. Operating income amounted to ¥13.4 billion (down 1.1% YOY) and ordinary income was ¥13.3 billion (down 5.3% YOY), both exceeding the consolidated earnings forecast for the interim fiscal period under review. In the meantime, net income was ¥6.5 billion (down 15.5% YOY). Consequently, net income per share fell ¥16.72 to ¥100.41.

Summary of Business Results by Category

1) Personal Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	109,412	122,171	12,758	11.7
Operating Income	11,377	11,079	(297)	(2.6)

(Note) Net Sales represent those to external customers.

Net sales from our personal care business for the interim fiscal period under review amounted to ¥122.1 billion, up 11.7% from those of the previous corresponding period. Operating income decreased to ¥11 billion by 2.6% or ¥200 million from that of the previous corresponding period.

- Baby and Child Care Business

In the domestic market, the downward slide in retail prices in the entire market began to show signs of letting up amid a continuous decline in market demand because of the falling birth rate. However, the stability of the business environment remains in doubt due to the influence of rising material costs.

Despite this adverse environment, as a leading enterprise, the Company is endeavoring to revitalize the market and increase its earnings by concentrating measures to promote the market penetration and expansion of its pants-type paper diaper, while constantly releasing new products and improving existing products as well as promoting aggressive market campaigns including advertising.

The Company proved there was a rélationship between heat rash and bacteria in the summer through industry-university joint research conducted with the University of Tokushima. Utilizing the results of such study, Unicharm released ***Moony Man Ase Sukkiri*** for the summer season only. The Company aimed to improve profitability by launching premium products that target the intensified need for skincare among consumers in summer.

Concerning the reasonably priced pants-type diapers ***Mammy Poko Pants***, the Company has

steadily expanded sales volume of these products since the release of M-size pants. We have seen an increasing tendency among consumers to stock up on the product; therefore, the Company revised the quantity and price per package. At the same time, Unicharm released ***Mamy Poko Pants*** featuring new characters, as part of an effort to further increase sales and earnings.

Amid increase in consumer interest in the design of paper baby diapers, the Company released a limited quantity of products featuring special designs in the premium line ***Moony Man*** paper baby diaper products,, the same as it did last year, and this stimulated purchases by consumers.

In the overseas markets, Unicharm increased sales steadily in China by rolling out proactive sales and marketing initiatives for the premium-type ***Mamy Poko*** product. The Company also increased sales considerably in other Asian countries where it has a business presence, including Taiwan, Thailand and Indonesia. Especially in Thailand and Indonesia, Unicharm successfully expanded its market share further after achieving the top share, which has served to drive growth in the overseas business. The Company also steadily increased its market share in Malaysia.

Unicharm introduced ***Mamy Poko Pants*** in South Korea in May, making inroads into the South Korean baby diaper market. In the Middle East and North Africa, where the Company entered the market on a full-scale basis last year, Unicharm reinforced its efforts for business development through Unicharm Gulf Hygienic Industries Ltd., its subsidiary in Saudi Arabia, increasing sales of paper baby diapers.

Consequently, net sales in the baby and child care business for the consolidated interim fiscal period under review increased to ¥59 billion, up ¥7.5 billion from those of the previous corresponding period.

- Feminine Care Business

Amid the declining target population for feminine care products in Japan, as the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company launched ***Sofy Body Fit Fuwa Pita Slim Night-time use for Extremely Heavy Flow*** from the ***Sofy Body Fit Fuwa Pita Slim*** series. The Company has also worked on fostering the high value-added growth segment and expanding its market share by releasing ***Super-Sound Sleep 400*** from the ***Sofy*** series. In addition, the Company launched ***Super-Sound Sleep 360*** in September. As a result, Unicharm has developed a wide selection of items, ranging from ***Super-Sound Sleep 290*** (a 29-cm night-use sanitary napkin) to ***Super-Sound Sleep 400*** (a 40-cm night-use sanitary napkin), allowing consumers to choose the night-time napkin that best suits them.

To accelerate the growth and enhance the profitability of the feminine care business in the domestic market as a top manufacturer, Unicharm obtained the ***Center-In*** brand sanitary products

business from the Shiseido group and Marusan Industry Co., Ltd. and started manufacturing and marketing the ***Center-In*** brand in June 2006. The Company further increased sales and profits by enhancing sales of the ***Center-In*** brand, which is popular among consumers who attach importance to good taste and design.

In addition to making further innovations in all types of sanitary tampons, Unicharm radically reformed the sanitary tampons information on its Web site in preparation for the high-demand summer season, including the opening of a revamped ***Charm*** Web site. The Company also launched a new television commercial for the first time in ten years to popularize sanitary tampons, by choosing Masami Tanaka, a former swimmer and an Olympic bronze medal winner, to be the commercial face of ***Charm*** sanitary tampons. In September, Unicharm established one of the most sophisticated tampon manufacturing facilities in the world that meets cleanliness requirements appropriate for manufacturing sanitary tampons, which are categorized as a medical item, as well as measuring up to higher sanitary and quality criteria. Unicharm will continue to provide high-quality products and make continuous educational efforts to expand the market for sanitary tampons.

Turning to the overseas markets, in a bid to speed up its operations further in East Asia and ASEAN countries, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives, mainly targeting high value-added night-use napkins. The Company also increased sales of panty liners by emphasizing the distinctiveness of its ***Sofy Double Fresh***, a double-tiered panty liner. In South Korea, Unicharm expanded the market share rapidly by introducing new high value-added night-use products and correspondingly airing TV commercials, with the help of strong marketing capability of LG Household & Health Care Ltd., its business partner in Korea.

Consequently, net sales in the feminine care business for the consolidated interim fiscal period under review increased ¥1.3 billion to ¥31.2 billion compared with the previous corresponding period.

- Healthcare Business

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did. Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

The light incontinence care product market in Japan is growing 20% annually because of a rapidly aging population. The market is projected to grow further owing to the aging baby boomer generation in Japan, or the so-called Year 2007 Problem. Against this backdrop, Unicharm, as a top manufacturer of light incontinence care products, released ***Lifree Sono Shunkan Mo Anshin***, which is suitable for symptoms particular to impending incontinence. In

September, Unicharm launched ***Charm Nap Kyusui Sara Fit Deodorant Type***, a product with a deodorant function, to enhance the lineup of panty liners that provide light incontinence care for users.

In the severe incontinence care products market, the Company released jumbo-pack products with larger quantity per package from ***Lifree – All Night Relief Pads*** and ***Lifree - All Night Super Relief Pads***. Along with the introduction of these products, the Company carried out various dissemination activities such as giving out free samples, airing TV commercials and providing information through distribution of email newsletters. Through the above efforts, Unicharm strived to achieve incontinence care that allows all users and their care-givers to sleep throughout the night without the need to worry about leakage. In addition, to maintain a high growth rate, the Company strived to improve the quality of nursing by in-store installation of the "New Care Navigation System," which enables users to accurately choose products that are optimally suited to the symptoms of people who require nursing care, and by providing information on incontinence care based on its wealth of know-how.

From the ***Unicharm Cho-Rittai Mask*** series, a three-dimensional mask made of nonwoven fabric that is popular among customers, the Company launched ***Unicharm Cho-Rittai Mask Virus Guard***. For this product, Unicharm successfully added a feature that firmly prevents viruses from entering by improving the fit around the nose and by including silver ions within the fabric, which have antibacterial and deodorizing effects, within the fabric. By launching highly functional products amid increasing concerns about influenza and SARS (severe acute respiratory syndrome), and the corresponding needs for preventive measures, Unicharm will strive to increase earnings while expanding the mask market.

In the category of business-use products, Unicharm focused on acquiring new customers by proposing original incontinence care models. In August, the Company released ***Lifree Sawayaka Cotton Pants*** and ***Lifree Sawayaka Liner*** for elderly people in nursing care facilities and hospitals who need light incontinence care. In the "***Iki-Iki Life***" direct-sales business, the Company strived to obtain new customers and boost sales by using the Internet to increase the number of points of contact with customers.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- Clean & Fresh Business

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the ***Wave*** sheet cleaner, aimed at introducing new cleaning practices in an effort to expand the market. For

example, the Company rolled out campaigns targeting consumers such as a project for marketing ***Wave Handy Wiper Replaceable Sheet in Two Packs*** with an original case and "Present from ***Wave*** - Vacation in Hawaii," in an effort to boost sales. In September, the Company renewed ***Wave Handy Wiper*** by enhancing the function of wiping away house dust in tight spaces and further improved customer satisfaction with the product.

Prior to the spring excursion season, Unicharm released ***Silcot Wet Tissues Handy Wet Antibacterial*** from the ***Silcot Wet Tissues*** brand, which can be used even by children to eliminate bacteria in a safe yet gentle manner.

In the overseas markets, the consolidated interim fiscal period under review saw brisk sales of Swiffer Dusters, which is marketed by Procter & Gamble Co. in North America and Europe, using the sheet technology of the ***Wave*** sheet cleaner supplied by Unicharm, and this helped to boost the Company's royalty revenues.

2) Pet Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	14,284	15,940	1,655	11.6
Operating Income	1,675	1,774	98	5.9

(Note) Net Sales represent those to external customers.

Sales in the pet care segment during the consolidated interim fiscal period under review increased 11.6% YOY to reach ¥15.9 billion and operating income was ¥1.7 billion (up 5.9% YOY).

In the pet food category, the Company reinforced its lineup to promote sales with the focus on products in the differentiated market segment by introducing ***Neko Genki Gin no Spoon Sea Gourmet***, which has an improved taste, from the gourmet cat food ***Neko Genki Gin no Spoon*** series.

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to the ever increasing needs of indoor pet-keeping. For example, the Company released ***Deo Sheet Semi Wide*** from the ***Deo Sheet*** series, a product for disposing of dog excrement, and ***Odorless Cat Litter***, a product exclusively for deodorizing cat waste.

3) Other Businesses

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	5,393	5,285	(107)	(2.0)
Operating Income	507	535	28	5.6

(Note) Net Sales represent those to external customers.

Sales in other business segments for the consolidated interim fiscal period under review amounted to ¥5.2 billion, down 2.0% YOY, and operating income amounted to ¥500 million, up 5.6% YOY.

In the food-wrapping materials business, catering to supermarkets and other food-related outlets, the Company focused on expanding sales of a tray mat ***Fresh Master*** and professional-quality ***Wave*** by utilizing the Company's technology in non-woven fabric and absorbent materials.

Summary of Business Results by Geographic Region

1) Japan

In the baby and child care product segment, which accounts for large percentage of sales, in order to provide high value-added products as a leading company in the field, Unicharm focused on measures to facilitate market penetration of pants-type paper baby diapers, and released ***Moony Man Ase Sukkiri*** for the summer season only. By introducing products that respond to customers' growing needs for skincare during summer, the Company promoted a shift to premium products and endeavored to improve profitability.

For the affordably-priced paper diapers ***Mamy Poko Pants*** series, Unicharm revised the quantity and price per package, in addition to releasing products which adopted new character designs, in its effort to boost sales and raise profitability.

In the feminine care product segment, amid a decreasing target population, the Company introduced ***Night-time-use for Extremely Heavy Flow*** from the ***Sofy Body Fit Fuwa Pita Slim*** series in the category of sanitary napkins. In addition, Unicharm launched ***Super-Sound Sleep 400*** and ***Super-Sound Sleep 360*** from the ***Sofy*** series. As a result, the Company was able to provide an enhanced product line for the ***Super-Sound Sleep*** series with products varying in length from 29 cm (***Super-Sound Sleep 290***) to 40 cm (***Super-Sound Sleep 400***), enabling customers to choose the optimal-size night-time-use sanitary napkins. To accelerate the growth and enhance the profitability of the feminine care business in the domestic market, Unicharm obtained the ***Center-In*** brand sanitary products business from the Shiseido group and Marusan Industry Co., Ltd. and started manufacturing and marketing the ***Center-In*** brand in June 2006, in its effort to boost sales and profits.

In the health care product segment, the light incontinence care product market in Japan is growing 20% annually due to the rapidly aging population. Unicharm, as a top manufacturer of light incontinence care products, released ***Lifree Sono Shunkan mo Anshin***, which is suitable for symptoms peculiar to impending incontinence. In addition, the Company launched ***Charm Nap Kyusui Sara Fit Deodorant Type***, a panty liner product that handles both vaginal discharge and light incontinence with additional deodorant function, to enhance the product lineup.

In the clean & fresh product segment, the Company enhanced sales by focusing on the ***Wave*** sheet cleaner, and aimed at introducing new cleaning practices and strived to expand the market. In September, the Company renewed ***Wave Handy Wiper*** by enhancing the function of wiping away house dust in tight spaces and increased customer satisfaction further.

In the pet care product segment, Unicharm focused on products in differentiated market segment and released ***Neko Genki Gin no Spoon Sea Gourmet***, which has an improved taste. In addition, the Company introduced products such as ***Odorless Cat Litter*** for deodorizing cat waste. Through the above efforts, the Company strived to enhance the lineup and promote sales of products that cater to the ever-increasing needs of indoor pet-keeping.

As a result, net sales to external customers in Japan increased by ¥700 million compared with the previous interim fiscal period, to ¥98.6 billion. Operating income dropped ¥1.1 billion compared with the previous interim fiscal period, to ¥10.7 billion.

2) Asia

In the overseas business in Asia, the Company boosted sales steadily both in the baby and child care business and the feminine care business.

In Korea, where Unicharm launched a joint venture with LG Household & Health Care Ltd., the Company rapidly expanded its market share in sanitary napkins, becoming the third largest manufacturer in the market.

As a result, sales to external customers in Asia rose ¥6.4 billion compared with the previous interim fiscal period, to ¥26.1 billion. Operating income increased by ¥700 million compared with the previous interim fiscal period, to ¥2.1 billion.

3) Other Regions

In the overseas business in other areas, Unicharm steadily expanded sales of adult-use incontinence care products and baby and child care products in Europe. In the Middle East and North Africa, where the Company launched full-scale operations last December, Unicharm focused its efforts on expanding sales mainly of baby and child care products through Unicharm Gulf Hygienic Industries Ltd., a consolidated subsidiary in Saudi Arabia, and successfully achieved sales that outperformed the initial forecast.

As a result, sales to external customers in other areas amounted to ¥18.5 billion, up ¥7 billion

compared with the previous interim fiscal period, while operating income rose ¥100 million to ¥400 million.

(2) State of Cash Flows

Cash and cash equivalents as of the end of the interim fiscal period under review amounted to ¥59.5 billion, representing a decrease of ¥8.0 billion from the prior fiscal year end, as cash flows from operating activities increased ¥8.7 billion, those from investing activities decreased ¥7.6 billion and those from financing activities decreased ¥9.2 billion.

(Cash Flows from Operating Activities)

Cash flows from operating activities during the interim fiscal period under review amounted to ¥8.7 billion, mainly as a result of ¥13 billion in income before income tax and other adjustments, ¥6.3 billion in depreciation expenses and ¥7.9 billion used to pay corporate income tax and other charges.

(Cash Flows from Investing Activities)

Cash flows from investing activities during the interim fiscal period under review decreased ¥7.6 billion. This was mainly due to expenditures of ¥7.9 billion in acquisition of tangible fixed assets such as building additional facilities mainly to cope with the expansion of the scope of overseas business, establishing facilities for manufacturing new products in the core businesses in Japan and remodeling of facilities to accommodate product renewal.

(Cash Flows from Financing Activities)

Cash flows from financing activities during the interim fiscal period under review decreased ¥9.2 billion compared with the previous interim fiscal period, mainly due to expenditure of ¥6 billion for acquisition of treasury stocks and of ¥1.7 billion for payment of dividends.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	127,482	14.9
Pet Care	17,017	20.8
Others	5,376	2.1
Total	149,876	15.0

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby and child care products	59,039	14.6
Feminine care products	31,222	4.4
Others	31,909	14.0
Sub Total	122,171	11.7
Pet Care	15,940	11.6
Others	5,285	(2.0)
Total	143,397	11.1

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	Previous interim consolidated fiscal period (April 1 – September 30, 2005)		Interim consolidated fiscal period under review (April 1 – September 30, 2006)	
	Sales (Millions of Yen)	Ratio of net sales (%)	Sales (Millions of Yen)	Ratio of net sales (%)
ARATA Co., Ltd.	19,521	15.1	18,752	13.1
Paltac Co., Ltd.	13,495	10.5	14,000	9.8

2. The foregoing amounts do not include Consumption Tax, etc.

3. [Issues Facing the Group]

Fortunately, during the interim fiscal period under review, the Unicharm Group was not faced with any significant new business or financial issues or changes in circumstances.

4. [Important Business Contracts/alliances, etc.]

No materially important contracts, etc. were executed during the interim fiscal period under review.

5. [Research and Development Activities]

Through its research and development activities conducted mainly at the technical center and engineering center located in Kannonji-city (Kagawa-ken), the Unicharm Group has constantly upgraded its non-woven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation" with the philosophy of "Becoming No. 1 by Continually Doing its Best." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Group amounted to ¥2,126 million during the interim fiscal period under review. The major achievements were as follows:

Personal Care Business

In the baby and child care business, Unicharm developed ***Moony Man Ase Sukkiri***, a product with a "Sweat-Absorbent Antibacterial Sheet" around the waist to keep the skin of babies dry and comfortable even in the summer, and released the product for summer season only to create a new product category and reinforce brand power.

In addition, the Company renewed the ***Moony*** brand, which enjoys high popularity among consumers, by adopting an "instantly absorbent blue *sarara* sheet structure" which absorbs urine instantly as if it has disappeared and keeps the skin of babies dry and comfortable. For the ***Moony Man*** brand, the Company adopted the "instantly-absorbent blue *sarara* sheet structure" as well as a "soft wave processing" to enable the product to wrap around the stomach of infants as if it were soft underwear. Through such improvements in product quality function that meet the growing need for skincare, we strived to increase customer satisfaction.

In the feminine care business, Unicharm additionally introduced the much-awaited ***Super-Sound Sleep 360 (long-size)*** sanitary napkin product from the ***Sofy Super-Sound*** series with anti-distortion features to fit snugly against the body to prevent leaks and gaps, even while tossing and turning during sleep, in response to the requests from consumers who desire to use sanitary napkins that are optimal in size. Through the above new products, Unicharm strengthened the lineup for the growth market of night-time-use sanitary napkins.

In the panty-liner category, which is another growth market, Unicharm improved ***Sofy Fuwagokochi***, a product that conforms to underwear with a soft and delicate texture, by enhancing the soft touch texture and alleviating discomfort from displacement, and additionally

released a "catechin deodorant-type" product and ***Hada Yasa Slim*** (soft-touch and slim) type (fragrance-free with a scent of pure soap) product from the brand. In addition, the Company enhanced the lineup of ***Charm Nap Kyusui Sara Fit Panty Liner***, which is a series of product that allows users to handle both vaginal discharge and light incontinence by introducing a "deodorant-type" product, in its effort for further revitalizing the market in accordance with characteristics of each segment.

In the health care business, Unicharm, from ***Lifree*** brand that aims at improving overall quality of life (QOL) with its full lineup, additionally introduced jumbo pack products with larger quantity per package from ***Lifree-All Night Relief Pads*** and ***Lifree-All Night Super Relief Pads*** with a large-sized high-function absorber that securely handles several times of need for urination and is wide enough to completely cover the buttocks of users to prevent leakage from the rear. With the above-mentioned enhancement of the product lineup, Unicharm strived to boost sales in the high growth night-time urinary incontinence care market (for users in need of total assistance).

From ***Unicharm Cho-Rittai Mask*** products, for which the Company leveraged its non-woven fabric technologies and secured the top market share, it released ***Unicharm Cho-Rittai Mask Super for Hay Fever***, a product that adopted very snugly-fit three-dimensional structure to eliminate the gap around the nose by adopting "nose fit" which changes shape flexibly for secure fit, and ***Unicharm Cho-Rittai Mask Virus Guard***, a product with enhanced "antibacterial and deodorant" functions derived from silver ions contained in it. Through the above efforts, Unicharm strived to improve comfort by responding to new needs of customers, enhancing its brand power.

In the clean & fresh business, Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials. For the ***Wave*** sheet cleaner, which is the most popular brand among customers in the market, Unicharm enhanced the function of ***Wave Handy Wiper*** by improving the jaggy sheet to pull up dust from hard to reach spaces and pull out finer dust to reinforce the dust catching ability by 200%, which contributed to increasing the brand recognition and expanding the market.

As a result of the foregoing developments, research and development costs for the personal care business during the interim fiscal period under review amounted to ¥1,916 million.

Pet Care Business

Research and development activities in the pet care business are conducted by Unicharm PetCare Corporation, the Company's consolidated subsidiary, which is engaged in product development and basic research in line with Unicharm's corporate philosophy of "Comfortable Pet Life through Health and Cleanliness."

The Company works on product development and basic research for pet food products at its

own plant in Itami City, Hyogo Prefecture, and for pet toiletries in Kannonji City, Kagawa Prefecture.

In the pet food category, Unicharm focused pet food product research and development on efforts to offer pets long, healthy lives by responding precisely to the nutritional needs of pets according to such individual characteristics as age, build, and weight. During the interim fiscal period under review, the Company released ***Neko Genki Gin no Spoon Can***, a wet cat food developed by bringing out the flavor of popular raw materials such as tuna and bonito, from the gourmet cat food series ***Neko Genki Gin no Spoon***. Through the above product, the Company was able to respond to taste demand of wet cat food.

For the category of dry dog food, the Company released ***Aiken Genki Fukkura Dry***, a new-type of dry dog food product which pursued soft texture by using a fine powder material. In addition, it launched ***Aiken Genki Tasty Snack (Oishii Oyatsu)***, which helps improve dogs' oral health, in the side dish category.

In pet toiletries, Unicharm engaged in research and development activities for products that address the needs for pet cleanliness and for the cleanliness of living environments shared with pets, and introduced ***One-Week Deodorant and Disinfectant Deo Toilet with Non-Scattering Green Tea Ingredient and Odorless Sand***, which is a product for handling cat waste with greater deodorant effect through green tea ingredients.

Due to the above efforts, research and development costs for the pet care business in the interim fiscal period under review totaled ¥188 million.

Other Businesses

Unicharm's food-wrapping materials business that caters to supermarkets, etc. expanded its product lineup by taking advantage of its core technologies in unwoven fabric and absorbent materials.

As a result, the research and development expenses for the other business amounted to ¥20 million during the interim fiscal period under review.

Section 3 [Facilities and Equipment]

1. [Main Facilities and Equipment]

There was no material change during the interim fiscal period under review.

2 [Planned Construction, Removal, etc. of Facilities and Equipment]

During the interim fiscal period under review, there was no construction of important facilities or equipment, no material change (including removal) and no completion of any important plan for facilities or equipment that had been planned as of the end of the previous fiscal year.

The Company made no new plans during the interim fiscal period under review regarding construction or removal, etc. of important facilities/equipment.

Section 4 [State of the Company]

1. [State of Stocks, etc.]

(1) [Aggregate Number, etc. of Stocks]

1) [Aggregate Number of Stocks]

Type	Aggregate Number of Shares Issued by the Company
Common Stock	275,926,364
Total	275,926,364

2) [Stocks Issued and Outstanding]

Type	Number of Shares Issued as of the End of Interim Fiscal Period (September 30, 2006)	Number of Shares Issued as of the Date of Report (December 18, 2006)	Name of Stock Exchange or Securities Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 281-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Interim Fiscal Period (September 30, 2006)	As of the Date of Report (November 30, 2006)
Number of Stock Options	5,380	5,376
Type of Stock	Common Stock	Same as left
Number of Shares	538,000	537,600
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2006 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons

of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid-in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Interim Fiscal Period (September 30, 2006)	As of the Date of Report (November 30, 2006)
Number of Stock Options	6,981	6,973
Type of Stock	Common Stock	Same as left
Number of Shares	698,100	697,300
Amount Paid in at the Time of Exercise of Stock Option (Yen)	5,702 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2009	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702	Same as left
	Amount credited to equity 2,851	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-

(Note) The number of stocks being the object of one Stock Option is one hundred.

(3) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Date	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
September 30, 2006	-	68,981,591	-	15,992	-	18,590

(4) [Principal Shareholders]

As of September 30, 2006

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	4,797	6.95
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
Investors Bank (Standing Proxy: Standard Chartered Bank)	200 Claredon Street P.O. Box 9130 Boston, MA, U.S.A. (2-11-1 Nagata-cho, Chiyoda-ku, Tokyo)	2,487	3.61
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Naka-ku, Hiroshima City, Hiroshima	1,920	2.78
Japan Trustee Service Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	1,914	2.78
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd.)	P.O.Box 351 Boston, MA, USA (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	1,700	2.47
The Iyo Bank, Ltd.	1 Minami Horibata-cho, Matsuyama City, Ehime	1,699	2.46
Total	-	35,363	51.26

(Notes) 1. Although the Company holds 4,554,000 treasury shares (6.60%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On July 13, 2006, Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten other joint shareholders submitted a significant shareholding report in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of June 30, 2006. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten other joint shareholders	1-1-39 Hiroo, Shibuya-ku, Tokyo and others	4,327	6.27

3. On August 15, 2006, Harris Associates L.P. submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of August 8, 2006. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Harris Associates L.P. are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Harris Associates L.P.	2 North LaSalle Street, Suit 500, Chicago, IL, USA	4,229	6.13

4. On July 14, 2006, Capital Research and Management Company and four other joint shareholders submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of June 30, 2006. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Capital Research and Management Company and four other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Research and Management Company and four other joint shareholders	333 South Hope Street, Los Angeles, CA, U.S.A. and others	1,866	2.71

(5) [Voting Rights]

1) [Shares Issued and Outstanding]

As of September 30, 2006

Category	Number of Shares	Number of Voting Rights	Contents
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 4,554,600	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 64,389,500	643,895	Same as above
Fractional Shares	Common Stock 37,491	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	643,895	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 1,000 shares (representing 10 voting rights) in the name of Japan Securities Depository Center Inc.

2. "Fractional shares" include 93 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of September 30, 2006

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stocks) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	4,554,600	-	4,554,600	6.60
Total	-	4,554,600	-	4,554,600	6.60

2. [Changes in Share Price]

[Monthly Share Price Highs and Lows during Relevant Interim Fiscal Period]

Month	April 2006	May 2006	June 2006	July 2006	August 2006	September 2006
High (Yen)	6,780	6,800	6,600	6,670	6,570	6,800
Low (Yen)	6,000	5,960	5,800	6,000	6,160	6,230

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

3. [Executive Officers]

There were no changes in executive directors between the submission of the previous term's Securities Report and submission of this Interim Report.

Section 5 [Financial Standing]

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

   (1) The interim consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24 of 1999; hereinafter referred to as "Rules on Interim Consolidated Financial Statements").

   The interim consolidated financial statements of the Company were prepared in accordance with the pre-revision Rules on Interim Consolidated Financial Statements up until the previous interim consolidated fiscal period (from April 1, 2005 to September 30, 2005) and are prepared in accordance with the revised Rules on Interim Consolidated Financial Statements in the consolidated fiscal period under review (from April 1, 2006 to September 30, 2006).

   (2) The interim financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Financial Statements (Ministry of Finance Ordinance No. 38 of 1977; hereinafter referred to as "Rules on Interim Financial Statements").

   The interim financial statements of the Company were prepared in accordance with the pre-revision Rules on Interim Financial Statements up until the previous interim fiscal period (from April 1, 2005 to September 30, 2005) and are prepared in accordance with the revised Rules on Interim Financial Statements the interim fiscal period under review (from April 1, 2006 to September 30, 2006).

2. Audit Certification

   Pursuant to the provisions of Article 193-2 of the Securities and Exchange Law, the Company has had Audit Corporation Tohmatsu audit the interim consolidated financial statements covering the previous interim consolidated fiscal period (from April 1, 2005 to September 30, 2005) and the interim consolidated fiscal period under review (from April 1, 2006 to September 30, 2006), and the interim financial statements covering the previous interim fiscal period (from April 1, 2005 to September 30, 2005) and the interim fiscal period under review (from April 1, 2006 to September 30, 2006).

1 [Interim Consolidated Financial Statements, etc.]

(1) [Interim Consolidated Financial Statements]

1) Interim Consolidated Balance Sheet

(Amounts in Millions of Yen)

		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2005)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		63,864		59,613		67,812	
2 Notes and accounts receivable	*1	28,155		34,085		33,160	
3 Marketable securities	*2	8,052		12,749		12,743	
4 Inventories		12,896		20,057		16,176	
5 Other current assets		4,674		5,651		5,158	
Allowance for bad debts		(113)		(70)		(68)	
Total current assets		117,530	52.2	132,086	52.7	134,983	53.9
II Fixed assets							
1 Tangible fixed assets	*3						
(1) Buildings and other structures		22,085		24,631		23,032	
(2) Machinery, equipment and vehicles		37,589		40,766		39,052	
(3) Land		10,048		10,235		10,143	
(4) Construction in progress		1,560		3,420		3,424	
(5) Other tangible fixed assets		1,365		1,448		1,458	
Total tangible fixed assets		72,648	32.3	80,502	32.1	72,110	30.8
2 Intangible fixed assets							
(1) Goodwill		-		2,929		-	
(2) Consolidation adjustment accounts		-		-		2,677	
(3) Other intangible fixed assets		2,104		1,345		1,588	
Total intangible fixed assets		2,104	0.9	4,274	1.7	4,265	1.7
3 Investments and other assets							
(1) Investment securities		28,726		28,284		29,599	
(2) Other investments		4,999		5,782		4,965	
Allowance for bad debts		(862)		(195)		(571)	
Total investments and other assets		32,863	14.6	33,871	13.5	33,994	13.6
Total fixed assets		107,615	47.8	118,648	47.3	115,371	46.1
Total Assets		225,146	100.0	250,735	100.0	250,355	100.0

Classification	Note No.	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2005) Amount	Percentage (%)	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2006) Amount	Percentage (%)	Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006) Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable	*1	25,092		31,215		29,547	
2 Short-term bank loans		8,131		7,519		8,676	
3 Accrued expenses		17,627		21,909		20,876	
4 Accrued corporate income tax		5,282		3,614		6,723	
5 Reserve for bonus payment		3,149		3,246		3,038	
6 Reserve for directors' bonus payment		-		98		-	
7 Other current liabilities		3,722		5,163		3,782	
Total current liabilities		63,004	28.0	72,767	29.0	72,645	29.0
II Long-term liabilities							
1 Long-term debt		223		626		677	
2 Provision for severance benefits		5,002		5,876		5,740	
3 Provision for directors' severance bonus		1,100		1,166		1,135	
4 Other long-term liabilities		3,635		5,069		4,669	
Total long-term liabilities		9,963	4.4	12,737	5.1	12,223	4.9
Total liabilities		72,967	32.4	85,505	34.1	84,868	33.9
(Minority interests)							
Minority interests		10,214	4.5	-	-	14,304	5.7
(Shareholders' equity)							
I Common stock		15,992	7.1	-	-	15,992	6.4
II Additional paid-in capital		18,590	8.3	-	-	18,590	7.4
III Retained earnings		121,596	54.0	-	-	128,106	51.2
IV Land revaluation difference		(309)	(0.1)	-	-	(330)	(0.1)
V Unrealized gains on available-for-sale securities		5,313	2.3	-	-	6,289	2.5
VI Foreign currency translation adjustment		(2,119)	(0.9)	-	-	(362)	(0.2)
VII Treasury stocks		(17,099)	(7.6)	-	-	(17,105)	(6.8)
Total shareholders' equity		141,964	63.1	-	-	151,182	60.4
Total liabilities, minority interests and shareholders' equity		225,146	100.0	-	-	250,355	100.0

		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2005)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Net Assets)							
I Shareholders' equity							
1. Common stocks				15,992		-	
2. Additional paid-in capital		-		18,590		-	
3. Retained earnings		-		133,459		-	
4. Treasury stocks		-		(23,108)		-	
Total shareholders' equity		-	-	144,934	57.8	-	-
II Valuation and translation adjustments, etc.							
1. Unrealized gains on available-for-sale securities		-		6,107		-	
2. Gains (losses) on deferred hedges		-		11		-	
3. Land revaluation difference		-		(330)		-	
4. Foreign currency translation adjustment		-		(29)		-	
Total valuation and translation adjustments, etc.		-	-	5,759	2.3	-	-
III Minority interests		-	-	14,536	5.8	-	-
Total net assets		-	-	165,230	65.9	-	-
Total liabilities and net assets		-	-	250,735	100.0	-	-

2) [Interim Consolidated Statement of Income]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)			Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)			Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)		
		Amount		Percentage (%)	Amount		Percentage (%)	Amount		Percentage (%)
I Net sales			129,090	100.0		143,397	100.0		270,380	100.0
II Cost of sales			72,974	56.5		82,149	57.3		153,264	56.7
Gross profit			56,116	43.5		61,247	42.7		117,116	43.3
III Selling, general and administrative expenses	*1		42,548	33.0		47,826	33.3		88,584	32.7
Operating income			13,567	10.5		13,421	9.4		28,531	10.6
IV Non-operating income										
1 Interest received		184			282			358		
2 Dividends received		94			149			135		
3 Foreign currency gain or loss		244			68			517		
4 Other non-operating income		423	947	0.8	335	835	0.6	734	1,746	0.6
V Non-operating expenses										
1 Interest paid		123			206			304		
2 Sales discount		253			617			1,021		
3 Other non-operating expenses		81	458	0.4	114	938	0.7	169	1,496	0.6
Ordinary income			14,056	10.9		13,318	9.3		28,781	10.6
VI Extraordinary profit										
1 Gain on sales of investment securities		849			0			853		
2 Gain on sales of fixed assets	*2	22			1			25		
3 Gain on reversal of allowance for bad debts		-			4			213		
4 Other extraordinary profit		34	906	0.7	-	6	0.0	411	1,504	0.6
VII Extraordinary loss										
1 Loss on disposal of fixed assets	*3	282			293			935		
2 Sales promotion expenses in the previous period		164			-			164		
3 Loss on changes in equity of consolidated subsidiary		51			14			54		
4 Other extraordinary loss		0	498	0.4	2	310	0.2	565	1,719	0.6
Interim income before taxes and other adjustments			14,464	11.2		13,014	9.1		28,566	10.6
Corporate income tax, inhabitant tax and business tax		5,557			4,924			11,013		
Adjustments on corporate income tax, etc.		260	5,818	4.5	636	5,560	3.9	451	11,465	4.2
Minority interests in net income			893	0.7		905	0.6		1,813	0.7
Interim net income			7,751	6.0		6,548	4.6		15,287	5.7

3) [Interim Consolidated Statement of Retained Earnings]

(Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) Amount		Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006) Amount	
(Capital surplus)					
I Capital surplus at beginning of period			18,590		18,590
II Capital surplus at end of interim period			18,590		18,590
(Retained earnings)					
I Retained earnings at beginning of period			114,411		114,411
II Retained earnings increased					
1 Interim net income		7,751		15,287	
2 Increase in retained earnings due to a change in fiscal year-end of consolidated subsidiaries		539		539	
3 Reversal of land revaluation difference		-	8,290	20	15,847
III Retained earnings decreased					
1 Dividends		997		2,043	
2 Directors' bonus		109	1,106	109	2,152
IV Retained earnings at end of interim period			121,596		128,106

4) [Interim Consolidated Statement of Changes in Shareholders' Equity]

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) (Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the interim consolidated fiscal period					
Payment of dividends by way of profit disposal			(1,045)		(1,045)
Directors' bonus by way of profit disposal			(149)		(149)
Net income			6,548		6,548
Acquisition of treasury stocks				(6,003)	(6,003)
Changes (net amount) of items other than shareholders' equity during the period					
Total changes during the period	-	-	5,352	(6,003)	(650)
Balance as of September 30, 2006	15,992	18,590	133,459	(23,108)	144,934

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign exchange translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	6,289	-	(330)	(362)	5,596	14,304	165,486
Changes during the interim consolidated fiscal period							
Payment of dividends by way of profit disposal							(1,045)
Directors' bonus by way of profit disposal							(149)
Net income							6,548
Acquisition of treasury stocks							(6,003)
Changes (net amount) of items other than shareholders' equity during the period	(182)	11	-	333	162	232	394
Total changes during the period	(182)	11	-	333	162	232	(255)
Balance as of September 30, 2006	6,107	11	(330)	(29)	5,759	14,536	165,230

5) [Interim Consolidated Statement of Cash Flows]

(Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) Amount	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) Amount	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006) Amount
I Cash flows from operating activities				
1 Income before tax and other adjustments		14,464	13,014	28,566
2 Depreciation expense		6,164	6,339	13,062
3 Loss on asset impairment		-	-	281
4 Increase (decrease) in allowance for bad debts		(116)	(373)	(453)
5 Increase (decrease) for employee severance benefits		157	(90)	895
6 Increase (decrease) in reserve for directors' severance bonus		(77)	30	(42)
7 Receipt of interest and dividends		(279)	(431)	(494)
8 Payment of interest		123	206	304
9 Gain on sale of investment securities		(849)	0	(853)
10 Loss on disposal of fixed assets		282	293	935
11 (Increase) decrease in trade receivables		917	(924)	(2,389)
12 (Increase) decrease in inventories		(719)	(3,637)	(1,820)
13 Increase (decrease) in trade payables		1,122	1,071	3,442
14 Increase (decrease) in other current liabilities		(343)	2,075	2,771
15 Other		807	(1,038)	(565)
Sub-total		21,652	16,533	43,642
16 Amount of interest and dividend received		279	424	690
17 Amount of interest paid		(103)	(238)	(251)
18 Amount of corporate tax, etc. paid		(3,048)	(7,978)	(7,192)
Cash flows from operating activities		18,780	8,741	36,888
II Cash flows from investing activities				
1 Expenditure on acquisition of marketable securities		(16,455)	(51,275)	(47,558)
2 Income from sale and redemption of marketable securities		12,753	54,255	40,298
3 Expenditure on acquisition of tangible fixed assets		(7,830)	(7,917)	(13,296)
4 Income from sale of tangible fixed assets		553	53	418
5 Expenditure on acquisition of intangible fixed assets		(144)	(327)	(312)
6 Expenditure on acquisition of investment securities		(1,752)	(2,008)	(3,857)
7 Income from sale and redemption of investment securities		2,647	0	4,654
8 Income from cancellation of insurance reserve fund		2,929	-	2,929
9 Expenditure on partial sale of stock of affiliates		-	-	490
10 Proceeds from purchase of subsidiaries' stock accompanying changes in the scope of consolidation		455	-	455
11 Expenditure on purchase of subsidiaries' stock accompanying changes in the scope of consolidation		-	(574)	(4,214)
12 Other		(14)	143	(259)
Cash flows from investing activities		(6,857)	(7,651)	(20,251)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 – September 30, 2005) Amount	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2006) Amount	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2005 – March 31, 2006) Amount
III Cash flows from financing activities				
1 Net increase (decrease) in short-term bank loans		2,727	(1,381)	1,688
2 Income from incurrence of long-term debt		20	12	35
3 Expenditure on repayment of long-term debt		(128)	(134)	(258)
4 Expenditure on redemption of corporate bonds		(1,000)	-	(1,000)
5 Income from receipt of payment from minority shareholders		-	-	965
6 Payment for purchases of shares in subsidiaries from minority shareholders		(132)	-	(132)
7 Expenditure on acquisition of treasury stocks		(4,975)	(6,003)	(4,980)
8 Amount of dividends paid		(992)	(1,040)	(2,048)
9 Amount of dividends paid to minority shareholders		(466)	(711)	(487)
Cash flows from financing activities		(4,948)	(9,258)	(6,217)
IV Currency translation effect on cash and cash equivalents		145	113	499
V Increase (decrease) in cash and cash equivalents		7,118	(8,055)	10,918
VI Amount of cash and cash equivalents outstanding at beginning of period		56,359	67,649	56,359
VII Increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries		371	-	371
VIII Amount of cash and cash equivalents outstanding at end of period		63,849	59,593	67,649

Important Matters Affecting the Preparation of Interim Consolidated Financial Statements

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)
1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated. No. of consolidated subsidiaries: 23 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. Uni-Charm Mölnlycke K.K., which had been an affiliated company, became a consolidated subsidiary effective from the interim fiscal period under review because the Company acquired some more of its shares.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated. No. of consolidated subsidiaries: 25 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation LG Unicharm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. Unicharm Gulf Hygienic Industries Ltd. Unicharm Products Co., Ltd., a consolidated subsidiary, acquired shares of Mieux Products Co., Ltd., making it a consolidated subsidiary starting from the interim fiscal period under review.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated. No. of consolidated subsidiaries: 24 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation LG Unicharm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. The Company acquired additional shares in Unicharm Mölnlycke K.K., thereby turning it from an affiliate into a consolidated subsidiary from the beginning of the fiscal year under review. The Company also acquired shares in the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: Unicharm Gulf Hygienic Industries Ltd.
2. Application of equity method No. of affiliates to which equity method was applied: 1 Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method No. of affiliates to which equity method was applied: 1 Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method No. of affiliates to which equity method was applied: 1 Name of main affiliate: The Fun Co., Ltd.
3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing dates for foreign subsidiaries (9 companies) and domestic subsidiaries (1 company) are June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.	3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing dates for foreign subsidiaries (9 companies) and domestic subsidiaries (1 company) are June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.	3. Matters related to fiscal year, etc. of consolidated subsidiaries Details, etc. of cases where fiscal closing dates differ from the fiscal closing date of the Company The fiscal closing dates for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) are December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)
From of the interim fiscal period under review, the interim fiscal closing date of United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other subsidiaries has been changed from June 30 to September 30. As a result of these changes, the Company posted an increase in retained earnings of ¥539 million in the period between January 1 and March 31 as "increase in retained earnings due to fiscal year-end change for consolidated subsidiaries" in the Interim Consolidated Statement of Retained Earnings. The Company also posted an increase in cash and cash equivalents of ¥371 million in the same period as "increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries" in the Interim Consolidated Statement of Cash Flows.		From the fiscal year under review, the fiscal closing date for United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other subsidiaries has been changed from December 31 to March 31. As a result of these changes, the Company posted an increase in retained earnings of ¥539 million in the period between January 1, 2005 and March 31, 2005 as "increase in retained earnings due to fiscal year-end change for consolidated subsidiaries" in the Consolidated Statement of Retained Earnings. The Company also posted an increase in cash and cash equivalents of ¥371 million in the same period as "increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries" in the Consolidated Statement of Cash Flows.
4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Amortized cost method (straight-line method) Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … To be stated at cost based on the moving-average method 2) Inventories Products and merchandise … Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method) Raw materials … Stated at cost based on the moving-average method (for some of the consolidated subsidiaries, at cost based on the periodic average method) Work in process … Stated at cost based on the periodic average method Supplies … Stated at cost based on the periodic average method	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … Same as left 2) Inventories Products and merchandise … Same as left Raw materials … Same as left Work in process … Same as left Supplies … Same as left	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … Same as left 2) Inventories Products and merchandise … Same as left Raw materials … Same as left Work in process … Same as left Supplies … Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)
3) Derivative transactions ... Stated at market value based on the market price, etc. as of interim fiscal closing date	3) Derivative transactions ... Same as left	3) Derivative transactions ... Stated at market value based on the market price, etc. as of fiscal closing date
(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) for the Company and domestic consolidated subsidiaries. Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 15 years 2) Intangible fixed assets ... By straight-line method 5 years for business right; internally estimated useful life (5 years) for software (for internal use)	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) for the Company and domestic consolidated subsidiaries. Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 20 years 2) Intangible fixed assets ... By straight-line method Internally estimated useful life (5 years) for software (for internal use)	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) for the Company and domestic consolidated subsidiaries. Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 20 years 2) Intangible fixed assets ... By straight-line method 5 years for business right; internally estimated useful life (5 years) for software (for internal use)
(3) Accounting procedures for deferred assets New share issuing expenses ... New share issuing expenses are processed as expenses at the time they are incurred.	(3) —	(3) Accounting procedures for deferred assets New share issuing expenses ... New share issuing expenses are processed as expenses at the time they are incurred.
(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... In order to provide for losses from bad debts, the Company and its subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.	(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... Same as left	(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... Same as left
2) Provision for employees' bonus ... An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus.	2) Provision for employees' bonus ... Same as left	2) Provision for employees' bonus ... An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006)
3) —	3) Provision for directors' bonuses … To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the interim fiscal period under review, based on the estimated amount of payment as of the end of the fiscal year under review.	3) —
4) Provision for employees' severance benefits … Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	4) Provision for employees' severance benefits … Same as left	4) Provision for employees' severance benefits … Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
5) Provision for directors' severance bonus … In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	5) Provision for directors' severance bonus … Same as left	5) Provision for directors' severance bonus … In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.	(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of foreign exchange translation adjustments and minority interests within net assets.	(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.
(6) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(6) Method of treating important lease transactions Same as left	(6) Method of treating important lease transactions Same as left
(7) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(7) Important method of hedge accounting 1) Method of hedge accounting Same as left	(7) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging ... Exchange contracts Subject of hedging ... Scheduled foreign currency-denominated transactions	2) Method and subject of hedging Same as left	2) Method and subject of hedging Same as left
3) Hedging policy For exchange contract transactions and currency option transactions, foreign exchange fluctuation risks are hedged in accordance with "Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	3) Hedging policy Same as left	3) Hedging policy Same as left
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	4) Method of assessing effectiveness of hedging Same as left	4) Method of assessing effectiveness of hedging Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
(8) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(8) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left	(8) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left
5 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	5 Scope of funds in the interim consolidated statement of cash flows Same as left	5 Scope of funds in the consolidated statement of cash flows Same as left

Changes in Accounting Treatment

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
—	(Accounting Standard for Directors' Bonus) Effective from the interim fiscal period under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥98 million each in comparison with the amount calculated in accordance with the conventional method. The effect of this change on the segment information is stated in the relevant section. (Accounting Standards for the Presentation of Net Assets in the Balance Sheet) Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The amount of what was previously presented as "Shareholders' Equity" was ¥150,682 million. Because of the amendment of the Rules on Interim Consolidated Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Rules on Interim Consolidated Financial Statements.	—

Changes in Method of Presentation

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)
—	(Interim Consolidated Balance Sheet) Effective from the interim fiscal period under review, consolidation adjustment account and business right are presented as "Goodwill," based on the amended Rules on Interim Consolidated Financial Statements. During the previous interim fiscal period, business rights of ¥349 million were posted as an intangible fixed asset in the interim consolidated balance sheet.
—	(Interim Consolidated Statement of Income) "Gains on reversal of allowance for bad debts," which was included in "Other" in the previous interim fiscal period, are separately posted in the interim fiscal period under review since the amount exceeds 10 percent of total extraordinary profit. "Gains on reversal of allowance for bad debts" in the previous interim fiscal period amounted to ¥22 million.

Notes

(Interim Consolidated Balance Sheet)

(Millions of Yen)

End of the Previous Interim Consolidated Fiscal Period (September 30, 2005)	End of the Interim Consolidated Fiscal Period under Review (September 30, 2006)	End of the Previous Consolidated Fiscal Year (March 31, 2006)
*1 —	*1 Bills at maturity at the end of the interim fiscal period are recorded, assuming they are settled on the date of maturity. As the end of the interim fiscal period under review was a bank holiday, the following bills at maturity at the end of the interim consolidated period are excluded from the balance as of the end of the interim fiscal period under review. Notes receivable 140 Notes payable 230	*1 —
*2 Pledged assets Assets offered as pledge are as follows: Investment securities: 9 (Deposited as security for housing and building dealers)	*2 —	*2 —
*3 Accumulated depreciation on tangible fixed assets 105,164	*3 Accumulated depreciation on tangible fixed assets 118,730	*3 Accumulated depreciation on tangible fixed assets 111,463
4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 194	4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 224	4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 194

(Interim Consolidated Statement of Income)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)		Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)	
*1 Breakdown of main items in selling, general and administrative expenses		*1 Breakdown of main items in selling, general and administrative expenses		*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	7,412	Sales-related transportation expense	8,260	Sales-related transportation expense	15,214
Sale promotion expense	12,876	Sale promotion expense	14,807	Sale promotion expense	27,688
Advertising expense	4,540	Advertising expense	5,254	Advertising expense	9,002
Employees' salaries and bonus	3,992	Employees' salaries and bonus	4,669	Employees' salaries and bonus	9,775
Amount newly positioned as provision for employees' bonus	1,525	Amount newly positioned as provision for employees' bonus	1,438	Amount newly positioned as provision for employees' bonus	1,421
Amount newly positioned as provision for severance benefits	450	Amount newly positioned as provision for director's bonuses	98	Amount newly positioned as provision for severance benefits	950
Depreciation expense	711	Amount newly positioned as provision for severance benefits	411	Amount newly positioned as provision for directors' severance benefits	47
		Amount newly positioned as provision for directors' severance benefits	34	Depreciation expense	1,444
		Depreciation expense	706		
*2 Breakdown of gains on sale of fixed assets		*2 Breakdown of gains on sale of fixed assets		*2 Breakdown of gains on sale of fixed assets	
Land	18	Other	1	Land	23
Other	3			Other	2
*3 Breakdown of main items of losses on disposal of fixed assets		*3 Breakdown of main items of losses on disposal of fixed assets		*3 Breakdown of main items of losses on disposal of fixed assets	
Loss on retirement of fixed assets		Loss on retirement of fixed assets		Loss on retirement of fixed assets	
Machinery, equipment and vehicles	215	Buildings and other structures	5	Buildings and other structures	118
Removal expense	18	Machinery, equipment and vehicles	278	Machinery, equipment and vehicles	626
Other	31	Removal expense	4	Removal expense	98
		Other	4	Other	71
				Loss on sale of fixed assets	
				Land	16
				Other	3

(Items Related to the Interim Consolidated Statements of Shareholders' Equity)

End of the Interim Consolidated Fiscal Period under Review (from April 1 to September 30, 2006)

1. Items related to outstanding shares

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	68,981,591	-	-	68,981,591

2. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	3,611,190	943,503	-	4,554,693

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 503 shares
2. Increase from open-market share acquisition: 943,000 shares

3. Matters related to stock options

There are no relevant matters to report.

4. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2006	Common stocks	1,045	16	March 31, 2006	June 29, 2006

(2) Dividends for which record date falls in the consolidated interim period under review but for which effective date comes after the consolidated interim period.

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on October 27, 2006	Common stocks	Retained earnings	1,417	22	September 30, 2006	December 8, 2006

(Interim Consolidated Statement of Cash Flows)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)		Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)	
Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:	
Cash and deposits	63,864	Cash and deposits	59,613	Cash and deposits	67,812
Marketable securities	8,052	Marketable securities	12,749	Marketable securities	12,743
Total	71,916	Total	72,363	Total	80,556
Term deposits with terms exceeding three months	14	Term deposits with terms exceeding three months	19	Term deposits with terms exceeding three months	163
Beneficiary certificates of securities investment trust	8,052	Beneficiary certificates of securities investment trust	12,749	Stocks and beneficiary certificates of securities investment trust	12,743
Cash and cash equivalents	63,849	Cash and cash equivalents	59,593	Cash and cash equivalents	67,649

(Lease Transactions)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 1,054	Amount equivalent to cost of acquiring 706	Amount equivalent to cost of acquiring 975
Amount equivalent to accumulated depreciation 878	Amount equivalent to accumulated depreciation 569	Amount equivalent to accumulated depreciation 879
Amount equivalent to amount outstanding as of the end of interim period 175	Amount equivalent to amount outstanding as of the end of interim period 136	Amount equivalent to amount outstanding as of the end of period 95
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 144	One year or less 61	One year or less 84
Over one year 31	Over one year 75	Over one year 11
Total 175	Total 136	Total 95
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 90	Leasing fees payable 70	Leasing fees payable 174
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Same as left	4) Method of computation of amount equivalent to depreciation expense Same as left
	2 Operating lease transactions Unearned leasing fees	2 Operating lease transactions Unearned leasing fees
	One year or less 4	One year or less 4
	Over one year -	Over one year 2
	Total 4	Total 6

(Marketable Securities)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2005)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,477	12,053	9,576
2) Bonds	13,964	13,372	(591)
3) Other	1,149	1,149	0
Total	17,590	26,575	8,984

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	901
Corporate bonds	900
CP	4,799
Other	68
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	281
Other	168

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2006)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Corporate bonds	2,000	1,911	(88)
Total	2,000	1,911	(88)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	4,485	15,866	11,381
2) Bonds	10,940	9,882	(1,057)
3) Other	1,729	1,729	0
Total	17,155	27,479	10,323

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
CP	7,998
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	376
Other	99

As of End of Previous Consolidated Fiscal Year (March 31, 2006)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on consolidated balance sheet	Difference
1) Stocks	2,477	14,236	11,759
2) Bonds	12,952	11,819	(1,132)
3) Other	1,710	1,710	0
Total	17,139	27,765	10,626

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Corporate bonds	2,000
Other	8,999
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	379
Other	107

(Derivative Transactions)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2005)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction Received in yen, paid in Indonesia rupiah	175	-	4	4
	Credit default swaps	7,000	5,000	14	14
	Forward exchange transactions Purchase contract in US dollars	647	647	645	(2)
Total		7,823	5,647	664	16

(Notes) 1. Method of computing market value
Currency swap transactions - Based on price indicated by banks with which the Company has concluded currency swap contracts
Credit default swaps and forward exchange - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.
4. Credit default swaps represent derivatives incorporating integrated financial instruments.
5. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2006)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Credit default swaps	4,000	1,000	20	20
Total		4,000	1,000	20	20

(Notes) 1. Method of computing market value
Credit default swaps - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Previous Consolidated Fiscal Year (March 31, 2006)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Credit default swaps	6,000	4,000	26	26
Total		6,000	4,000	26	26

(Notes) 1. Method of computing market value
Credit default swaps - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

(Stock Options)

Stock Options

Not applicable

(Segment Information)

[Segment Information by Business Type]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	109,412	14,284	5,393	129,090	-	129,090
(2) Internal sales or transfers across segments	25	-	2	27	(27)	-
Total	109,437	14,284	5,395	129,117	(27)	129,090
Operating expenses	98,060	12,608	4,888	115,557	(34)	115,522
Operating income	11,377	1,675	507	13,560	7	13,567

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care ....Baby and child care products, feminine care products, health care products
(2) Pet care ....Pet foods, pet toiletries
(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	122,171	15,940	5,285	143,397	-	143,397
(2) Internal sales or transfers across segments	29	-	2	31	(31)	-
Total	122,200	15,940	5,287	143,428	(31)	143,397
Operating expenses	111,120	14,165	4,752	130,038	(63)	129,975
Operating income	11,079	1,774	535	13,389	31	13,421

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care ....Baby and child care products, feminine care products, health care products
(2) Pet care ....Pet foods, pet toiletries
(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.
3. Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Changes in Accounting Treatment."
As a result, there were the following increases in operating expenses: ¥70 million in the personal care segment, ¥23 million in the pet care segment and ¥4 million in the "others" segment. Operating income in the above segments decreased by the equivalent amounts respectively.

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	228,884	30,361	11,134	270,380	-	270,380
(2) Internal sales or transfers across segments	60	-	4	64	(64)	-
Total	228,944	30,361	11,139	270,444	(64)	270,380
Operating expenses	205,056	26,952	9,991	241,999	(151)	241,848
Operating income	23,887	3,409	1,148	28,444	86	28,531

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care ....Baby and child care products, feminine care products, health care products

(2) Pet care ....Pet foods, pet care products

(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

[Segment Information by Region]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	97,941	19,709	11,439	129,090	-	129,090
(2) Internal sales or transfers across segments	2,019	1,301	-	3,320	(3,320)	-
Total	99,961	21,010	11,439	132,411	(3,320)	129,090
Operating expenses	88,067	19,625	11,164	118,857	(3,335)	115,522
Operating income	11,893	1,385	274	13,553	14	13,567

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	98,687	26,186	18,522	143,397	-	143,397
(2) Internal sales or transfers across segments	4,920	1,061	-	5,982	(5,982)	-
Total	103,608	27,248	18,522	149,379	(5,982)	143,397
Operating expenses	92,833	25,128	18,060	136,022	(6,047)	129,975
Operating income	10,774	2,119	462	13,356	64	13,421

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands and Middle East

3. Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Changes in Accounting Treatment."

As a result, operating expenses in Japan increased by ¥98 million and operating income in the same region decreased by the equivalent amount.

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	201,651	43,201	25,527	270,380	-	270,380
(2) Internal sales or transfers across segments	4,851	2,504	-	7,356	(7,356)	-
Total	206,502	45,706	25,527	277,736	(7,356)	270,380
Operating expenses	181,810	42,578	24,869	249,258	(7,409)	241,848
Operating income	24,692	3,128	657	28,478	53	28,531

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

[Overseas Sales]

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	19,775	12,700	32,476
II. Consolidated sales (Millions of Yen)	-	-	129,090
III. Overseas sales as a percentage of consolidated sales (%)	15.3	9.8	25.2

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, USA, etc.

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	26,290	19,932	46,223
II. Consolidated sales (Millions of Yen)	-	-	143,397
III. Overseas sales as a percentage of consolidated sales (%)	18.3	13.9	32.2

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, Middle East, USA, etc.

Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	43,360	28,889	72,250
II. Consolidated sales (Millions of Yen)	-	-	270,380
III. Overseas sales as a percentage of consolidated sales (%)	16.0	10.7	26.7

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

(Per-Share Information) (Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
Net assets per share 2,171.66	Net assets per share 2,338.99	Net assets per share 2,309.59
Net income per share 117.13	Net income per share 100.41	Net income per share 229.34
Net income per share after adjustment for residual equity 116.75	Net income per share after adjustment for residual equity 100.27	Net income per share after adjustment for residual equity 229.00

(Note) The calculation bases are as follows:

1. Net assets per share

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
Total of net assets (Millions of Yen)	-	165,230	-
Amounts deducted from total of net assets (Millions of Yen)	-	14,536	-
[Minority interest]	[-]	[14,536]	[-]
Interim net assets relevant to common stocks (Millions of Yen)	-	150,694	-
Number of shares outstanding (common stocks) (Thousands of shares)	-	68,981	-
Number of treasury stocks (Thousands of shares)	-	4,554	-
Common shares outstanding at end of period used in calculation of net assets per value (Thousands of shares)	-	64,426	-

2. Net income per share and net income per share after adjustment for residual equity

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
Net income (Millions of Yen)	7,751	6,548	15,287
Amount not attributable to common stock holders (Millions of Yen)	-	-	203
[of which directors' bonus by way of profit disposal] (Millions of Yen)	-	-	[203]
Interim net income relevant to common stocks (Millions of Yen)	7,751	6,548	15,084
Interim (net) income before tax and other adjustments (Millions of Yen)	(25)	(9)	(22)
[Of these adjustments, those that affect the residual equity of affiliates]	[(25)]	[(9)]	[(22)]
Increase in the number of common shares (Thousand of shares)	-	-	-
Average number of common shares during period (Thousands of shares)	66,176	65,215	65,775
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,520 Common shares: 552,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,154 Common shares: 715,400 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,380 Common shares: 538,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,981 Common shares: 698,100 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,446 Common shares: 544,600 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,057 Common shares: 705,700 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]

(Important Subsequent Events)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
At the Board Meeting held on November 16, 2005, it was resolved that the Company would acquire the controlling shares of Gulf Hygienic Industries and make it a subsidiary. 1. Reason for the share acquisition By combining the Company's product development and marketing capabilities and Hygienic Industries' sales capabilities in the Middle East and achieving synergy between the two companies, the Company will aim to make a full-scale entry into the absorbent product market in the Middle East, where growth is expected, in order to accelerate the expansion of earnings in overseas business. 2. Companies from which shares of Hygienic Industries are purchased Al Murjan Trading and Industrial Company and Al Kawthar Manufacture Company 3. Details of the subsidiary (1) Corporate name Gulf Hygienic Industries Limited (2) Location P.O. Box 99883 Riyadh 11625, Kingdom of Saudi Arabia (3) Date of establishment June 28, 1992 (4) Description of main business Production and sale of baby paper diapers (5) Account closing date: December 31 (6) Amount of capital: SR94,000,000 (7) Total number of outstanding shares: 94,000 (8) Principal shareholders and Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding: Al Murjan Trading and Industrial Company Limited (95%); Al Kawthar Manufacture Company Limited (5%) 4. Date of share acquisition: December 22, 2005 (planned) 5. The amount of share acquisition, acquisition price and the status of shares held before and after the acquisition: (1) Number of shares held before share transfer: None (Percentage of shares held: 0%) (Number of voting rights: none) (2) Number of shares acquired: 47,940 (Acquisition price: SR143 million (nearly ¥4.4 billion)) (Number of shares with voting rights: 47,940) (3) Number of shares held after share transfer: 47,940 (Percentage of shares held: 51%) (Number of shares with voting rights: 47,940)	—	—

(2) Other

Not applicable

2. [Interim Financial Statements, etc.]

(1) [Interim Financial Statements]

1) [Interim Balance Sheet]

(Millions of Yen)

Classification	Note No.	End of Previous Interim Fiscal Period (as of September 30, 2005) Amount	Percentage (%)	End of Interim Fiscal Period under Review (as of September 30, 2006) Amount	Percentage (%)	Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2006) Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		50,707		42,781		50,677	
2 Notes receivable	*2	206		271		230	
3 Accounts receivable		13,829		16,519		15,370	
4 Marketable securities		6,892		11,020		11,023	
5 Inventories		1,304		1,629		1,611	
6 Short-term loans		1,920		6,720		794	
7 Other current assets		2,906		4,513		3,698	
Allowance for bad debts		(10)		(10)		(10)	
Total current assets		77,758	55.4	83,446	55.5	83,395	55.5
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings		2,145		2,093		2,054	
(2) Machinery and equipment		597		668		660	
(3) Land		3,486		3,022		3,022	
(4) Other tangible fixed assets		707		1,327		863	
Total tangible fixed assets		6,937	4.9	7,111	4.7	6,600	4.4
2 Intangible fixed assets		1,999	1.4	1,425	1.0	1,490	1.0
3 Investments and other assets							
(1) Investment securities		44,339		48,329		49,652	
(2) Long-term loans		1,215		712		660	
(3) Investments in affiliated companies		7,099		7,416		7,416	
(4) Other investments		4,658		4,272		3,679	
Allowance for bad debts		(816)		(151)		(525)	
Provision for valuation loss on investments in subsidiaries and affiliates		(2,792)		(2,292)		(2,019)	
Total investments and other assets		53,704	38.3	58,286	38.8	58,863	39.1
Total fixed assets		62,640	44.6	66,824	44.5	66,954	44.5
Total Assets		140,399	100.0	150,270	100.0	150,349	100.0

		End of Previous Interim Fiscal Period (as of September 30, 2005)		End of Interim Fiscal Period under Review (as of September 30, 2006)		Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2006)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes payable		67		179		110	
2 Accounts payable		9,273		9,942		10,647	
3 Accrued expenses		9,928		12,498		11,759	
4 Accrued corporate income tax		2,675		947		4,082	
5 Reserve for bonus payment		1,311		1,282		1,232	
6 Reserve for directors' bonus payments		-		64		-	
7 Other current liabilities		732		1,173		701	
Total current liabilities		23,988	17.1	26,088	17.4	28,532	19.0
II Long-term liabilities							
1 Provision for severance benefits		3,926		4,104		4,041	
2 Provision for Directors' severance bonus		1,006		1,056		1,033	
3 Other long-term liabilities		1,788		1,885		1,766	
Total long-term liabilities		6,721	4.8	7,047	4.7	6,841	4.5
Total liabilities		30,710	21.9	33,136	22.1	35,374	23.5
(Shareholders' equity)							
I Common stocks		15,992	11.4	-	-	15,992	10.6
II Additional paid-in capital							
Capital reserve		18,590		-		18,590	
Total additional paid-in capital		18,590	13.2	-	-	18,590	12.4
III Retained earnings							
1 Earned surplus reserve		1,991		-		1,991	
2 Voluntary reserve		76,005		-		76,005	
3 Interim unappropriated income		9,227		-		13,562	
Total retained earnings		87,224	62.1	-	-	91,559	60.9
IV Land revaluation difference		(309)	(0.2)	-	-	(330)	(0.2)
V Unrealized gains on available-for-sale securities		5,289	3.8	-	-	6,268	4.2
VI Treasury stocks		(17,099)	(12.2)	-	-	(17,105)	(11.4)
Total shareholders' equity		109,688	78.1	-	-	114,975	76.5
Total liabilities and shareholders' equity		140,399	100.0	-	-	150,349	100.0

		End of Previous Interim Fiscal Period (as of September 30, 2005)		End of Interim Fiscal Period under Review (as of September 30, 2006)		Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2006)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Net Assets)							
I Shareholders' equity							
1. Common stocks		-	-	15,992	10.6	-	-
2. Additional paid-in capital							
(1) Capital reserve		-		18,590		-	
Total additional paid-in capital		-	-	18,590	12.4	-	-
3. Retained earnings							
(1) Earned surplus reserve		-		1,991		-	
(2) Other retained earnings							
Reserve for dividend payment		-		400		-	
Reserve for reduction entry		-		48		-	
General reserve		-		82,550		-	
Unappropriated retained earnings		-		14,900		-	
Total retained earnings		-	-	99,890	66.5	-	-
4. Treasury stocks		-	-	(23,108)	(15.4)	-	-
Total shareholders' equity		-	-	111,365	74.1	-	-
II Valuation and translation adjustments, etc.							
1. Unrealized gains on available-for-sale securities		-		6,099		-	
2. Gains (losses) on deferred hedges		-		(0)		-	
3. Land revaluation difference		-		(330)		-	
Total valuation and translation adjustments, etc.		-	-	5,769	3.8	-	-
Total net assets		-	-	117,134	77.9	-	-
Total liabilities and net assets		-	-	150,270	100.0	-	-

2) [Interim Statement of Income]

(Millions of Yen)

Classification	Note No.	Previous Interim Fiscal Period (April 1 - September 30, 2005) Amount		Percentage (%)	Interim Fiscal Period under Review (April 1 - September 30, 2006) Amount		Percentage (%)	Condensed Statement of Income for Previous Fiscal Year (from April 1, 2005 - March 31, 2006) Amount		Percentage (%)
I Net sales			80,908	100.0		81,805	100.0		165,125	100.0
II Cost of sales			50,351	62.2		51,596	63.1		103,013	62.4
Gross profit			30,557	37.8		30,208	36.9		62,112	37.6
III Selling, general and administrative expenses			24,790	30.7		25,237	30.8		49,999	30.3
Operating income			5,766	7.1		4,971	6.1		12,112	7.3
IV Non-operating income										
1 Interest received		37			59			75		
2 Dividend received		2,281			7,036			3,642		
3 Other non-operating income		427	2,746	3.4	276	7,372	9.0	742	4,461	2.7
V Non-operating expenses										
1 Interest paid		33			34			66		
2 Sales discount		13			13			25		
3 Loss on sales of marketable securities		20			-			9		
4 Other non-operating expenses		16	84	0.1	22	70	0.1	52	154	0.1
Ordinary income			8,428	10.4		12,273	15.0		16,420	9.9
VI Extraordinary profit	*1		853	1.1		0	0.0		1,021	0.6
VII Extraordinary loss	*2		1,366	1.7		388	0.5		1,525	0.9
Interim income before tax			7,915	9.8		11,884	14.5		15,916	9.6
Corporate income tax, inhabitant tax and business tax		2,997			2,131			5,539		
Adjustments on corporate income tax, etc.		(642)	2,355	2.9	248	2,379	2.9	(543)	4,995	3.0
Interim net income			5,560	6.9		9,505	11.6		10,920	6.6
Retained earnings at beginning of period			3,667			-			3,667	
Reversal (reduction) of difference on revaluation of land			-			-			(20)	
Interim dividend			-			-			1,045	
Interim unappropriated income			9,227			-			13,562	

3) [Interim Statement of Changes in Shareholders' Equity]

Interim Fiscal Period under Review (April 1 - September 30, 2006)

(Millions of yen)

Item	Shareholders' equity										
	Common stocks	Additional paid-in capital		Retained earnings						Treasury stocks	Total shareholders' equity
		Capital reserve	Total additional paid-in capital	Earned surplus reserve	Other retained earnings				Total retained earnings		
					Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	15,992	18,590	18,590	1,991	400	55	75,550	13,562	91,559	(17,105)	109,037
Changes during the period											
Payment of dividends by way of profit disposal								(1,045)	(1,045)		(1,045)
Directors' bonus by way of profit disposal								(128)	(128)		(128)
Reversal of reserve for reduction entry						(7)		7	-		-
General reserve							7,000	(7,000)	-		-
Net income								9,505	9,505		9,505
Acquisition of treasury stocks										(6,003)	(6,003)
Changes (net amount) of items other than shareholders' equity during the period											
Total changes during the period						(7)	7,000	1,338	8,330	(6,003)	2,327
Balance as of September 30, 2006	15,992	18,590	18,590	1,991	400	48	82,550	14,900	99,890	(23,108)	111,365

Item	Valuation and translation adjustments, etc.				Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2006	6,268	-	(330)	5,938	114,975
Changes during the period					
Payment of dividends by way of profit disposal					(1,045)
Directors' bonus by way of profit disposal					(128)
Reversal of reserve for reduction entry					-
General reserve					-
Net income					9,505
Acquisition of treasury stocks					(6,003)
Changes (net amount) of items other than shareholders' equity during the period	(168)	(0)	-	(169)	(169)
Total changes during the period	(168)	(0)	-	(169)	2,158
Balance as of September 30, 2006	6,099	(0)	(330)	(5,769)	117,134

Important Matters Affecting the Preparation of Interim Financial Statements

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Amortized cost method (straight- line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method (2) Inventories Products and merchandise Stated at cost based on the periodic average method (3) Derivative transactions Stated at market based on the market price, etc. as of interim fiscal closing date	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Same as left	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Stated at market based on the market price, etc. as of fiscal closing date
2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years (2) Intangible fixed assets By straight-line method 5 years for business right; internally estimated usable term (5 years) for software (for internal use)	2 Method of depreciation of fixed assets (1) Tangible fixed assets Same as left (2) Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use)	2 Method of depreciation of fixed assets (1) Tangible fixed assets Same as left (2) Intangible fixed assets By straight-line method 5 years for business right; internally estimated usable term (5 years) for software (for internal use)
3 Appropriation standard applicable to provisions (1) Allowance for bad debts In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims, and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables.	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
(2) Provision for valuation loss on investments in subsidiaries and affiliates In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity.	(2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left	(2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left
(3) Provision for employees' bonus An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus,.	(3) Provision for employees' bonus Same as left	(3) Provision for employees' bonus An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.
(4) —	(4) Provision for directors' bonuses To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the interim fiscal period under review, based on the estimated amount of payment as of the end of the fiscal year under review.	(4) —
(5) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	(5) Provision for employees' severance benefits Same as left	(5) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
(6) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	(6) Provision for directors' severance bonus Same as left	(6) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.
4 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss.	4 Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Same as left	4 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
5 Method of treating lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	5 Method of treating lease transactions Same as left	5 Method of treating lease transactions Same as left
6 Method of hedge accounting (1) — (2) — (3) — (4) —	6 Method of hedge accounting (1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts, etc. (2) Method and subject of hedging Method of hedging Exchange contracts Subject of hedging · Scheduled foreign currency-denominated transactions (3) Hedging policy For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. (4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	6 Method of hedge accounting (1) Method of hedge accounting Same as left (2) Method and subject of hedging Same as left (3) Hedging policy Same as left (4) Method of assessing effectiveness of hedging Same as left
7 Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc. (Consumption Tax and Local Consumption Tax). Paid and received Consumption Tax, etc. are offset against each other and reported as part of other current liabilities.	7 Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. Same as left	7 Other important matters for preparation of financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc.

Changes in Accounting Treatment

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (from April 1, 2005- March 31, 2006)
—	(Accounting standard for directors' bonus) Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥64 million each in comparison with the amount calculated in accordance with the conventional method. (Accounting standards for the presentation of net assets in the balance sheet) Following the enactment of Company Law on May 1, 2006, "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005) shall be applied to financial statements for the interim fiscal period ending after the date thereof. In accordance with the law, the Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet, effective from the interim fiscal period under review. The amount of what had previously been presented as "Shareholders' Equity" was ¥117,134 million. Due to the amendment of the Rules on Interim Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Rules on Interim Financial Statements.	—

Changes in Method of Presentation

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)
(Balance sheet for the interim period) "Investment in affiliated companies," which was included in the previous interim fiscal period as part of "Other investments" under "Investments and other assets" (¥5,194 million for the previous interim fiscal period), has been recorded separately from the beginning of the interim fiscal period under review because the amount exceeded 5% of Total Assets.	—

Notes

(Interim Balance Sheet)

(Millions of Yen)

End of the Previous Interim Fiscal Period (September 30, 2005)	End of the Interim Fiscal Period under Review (September 30, 2006)	End of the Previous Fiscal Year (March 31, 2006)
*1 Accumulated depreciation on tangible fixed assets 6,297	*1 Accumulated depreciation on tangible fixed assets 6,452	*1 Accumulated depreciation on tangible fixed assets 6,563
*2 —	2 Bills at maturity at the end of the interim fiscal period are accounted assuming they are settled on the date of maturity. As the end of the interim fiscal period under review was a bank holiday, the following bills at maturity at the end of the interim fiscal period are excluded from the balance as of the end of the interim fiscal period under review: Notes receivable 60	*2 —

(Interim Statement of Income)

(Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
*1 Extraordinary profit primarily comprises: Gain on sale of investment securities834	*1 —	*1 Extraordinary profit primarily comprises: Gain on sale of investment securities834
*2 Extraordinary loss primarily comprises: Provision for losses on revaluation of investment in affiliated companies 1,154	*2 Extraordinary loss primarily comprises: Provision for losses on revaluation of investment in affiliated companies 273	*2 Extraordinary loss primarily comprises: Provision for losses on revaluation of investment in affiliated companies 630
3. Amount of depreciation for period Tangible fixed assets 313 Intangible fixed assets 390	3. Amount of depreciation for period Tangible fixed assets 326 Intangible fixed assets 365	3. Amount of depreciation for period Tangible fixed assets 686 Intangible fixed assets 772

(Items Related to the Interim Statements of Shareholders' Equity)

End of Interim Fiscal Period under Review (April 1 – September 30, 2006)

1. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Fiscal Period under Review (Shares)
Common stocks	3,611,190	943,503	-	4,554,693

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 503 shares

2. Increase from open-market share acquisition: 943,000 shares

(Lease Transactions)

(Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (from April 1, 2005- March 31, 2006)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 998	Amount equivalent to cost of acquiring 655	Amount equivalent to cost of acquiring 924
Amount equivalent to accumulated depreciation 838	Amount equivalent to accumulated depreciation 537	Amount equivalent to accumulated depreciation 842
Amount equivalent to amount outstanding as of the end of interim period 160	Amount equivalent to amount outstanding as of the end of interim period 118	Amount equivalent to amount outstanding as of the end of period 81
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 136	One year or less 54	One year or less 76
Over one year 24	Over one year 64	Over one year 5
Total 160	Total 118	Total 81
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 83 (Amount equivalent to depreciation expense)	Leasing fees payable 65 (Amount equivalent to depreciation expense)	Leasing fees payable 162 (Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period.	4) Method of computation of amount equivalent to depreciation expense Same as left	4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period.
	2 Operating lease transactions Unearned leasing fees One year or less 4 Over one year - Total 4	2 Operating lease transactions Unearned leasing fees One year or less 4 Over one year 2 Total 6

(Marketable Securities)

As of End of Previous Interim Fiscal Period (September 30, 2005)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	18,699	17,552

As of End of Interim Fiscal Period under Review (September 30, 2006)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	26,232	25,086

As of End of Previous Fiscal Year (March 31, 2005)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	24,769	23,622

(Per-Share Information)

(Yen)

Item	Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (from April 1, 2005 - March 31, 2006)
Net assets per share	1,677.93	1,818.10	1,756.87
Net income per share	84.02	145.75	164.08
Net income per share after adjustment for residual equity	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Same as left	Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.

(Note) The calculation bases are as follows:

1. Net assets per share

Item	Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 – September 30, 2006)	Previous Fiscal Year (from April 1, 2005 - March 31, 2006)
Total of net assets (Millions of Yen)	-	117,134	-
Amount deducted from total of net assets (Millions of Yen)	-	-	-
Interim net assets relevant to common stocks (Millions of Yen)	-	117,134	-
Number of shares outstanding (common stocks)(Thousands of shares)	-	68,981	-
Number of treasury stocks (Thousands of shares)	-	4,554	-
Common shares outstanding at end of period used in calculation of net assets per share (Thousands of shares)	-	64,426	-

2. Net income per share

Item	Previous Interim Fiscal Period (April 1 - September 30, 2005)	Interim Fiscal Period under Review (April 1 - September 30, 2006)	Previous Fiscal Year (from April 1, 2005 - March 31, 2006)
Net income shown in the interim statement of income (Millions of Yen)	5,560	9,505	10,920
Amount not attributable to common stock holders (Millions of Yen)	-	-	128
(of which directors' bonus by way of profit disposal) (Millions of Yen)	-	-	(128)
Interim net income relevant to common stocks (Millions of Yen)	5,560	9,505	10,792
Average number of common shares during period (Thousands of shares)	66,176	65,215	65,775
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,520 Common shares: 552,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,154 Common shares: 715,400 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,380 Common shares: 538,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,981 Common shares: 698,100 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,446 Common shares: 544,600 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,057 Common shares: 705,700 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]

(2) [Other]

With respect to interim dividends for the period under review, the Board of Directors at its meeting held on October 27, 2006, resolved as follows:

Aggregate amount of interim dividend	¥1,417 million
Amount of interim dividend per share	¥22
Effective date and date to start payment regarding claims for payment	December 8, 2006

Section 6 [Reference Information on the Company]

The Company submitted the following documents between the first day of the interim fiscal period under review and the date of submission of this Interim Report:

(1) Report on the Status of Purchase of Treasury Stock Certificates
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted April 13, 2006
May 12, 2006
June 14, 2006
July 12, 2006
August 15, 2006
September 15, 2006
October 13, 2006

(2) Financial Statement Report and Attachments covering 46th Fiscal Year (April 1, 2005 through March 31, 2006)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 29, 2006

(3) Registration of Issuance of Corrections (straight corporate bond)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 29, 2006

PART 2 [Information on Guarantors, etc. of the Company]

None

Interim Report of Independent Auditors

December 14, 2005

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2005) of its fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2005 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2005) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 13, 2006

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of changes in shareholders' equity and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2006) of its fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2006 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2006) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 14, 2005

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet and interim statement of income, covering the interim fiscal period (from April 1 through September 30, 2005) of its 46th fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2005 and the results of their operations for the interim financial period then ended (April 1 through September 30, 2005) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 13, 2006

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income and interim statement of changes in shareholders' equity, covering the interim fiscal period (from April 1 through September 30, 2006) of its 47th fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2006 and the results of their operations for the interim financial period then ended (April 1 through September 30, 2006) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

END

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.